3/11


05008852

82- SUBMISSIONS FACING SHEET


Follow-up
Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME VA Technologie AG

*CURRENT ADDRESS Turmstrasse 44
A-4031 Linz, Austria

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 13 2005
THOMSON FINANCIAL

FILE NO. 82- 3910 FISCAL YEAR 12/31/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 6/10/05

VA TECH

Technologie AG







MISSION PLAY FAST FORWARD

annual report

sustainable solutions. for a better life.

two thousand two



Key figures





Key figures VA TECH Group		2000	2001	comparable basis[2] 2001	2002	% CHANGE 2001/2002[3]
Order intake	EUR m	3,894	4,551	4,349	4,125	–5%
Order backlog as at 31. 12.	EUR m	3,709	4,314	4,314	3,961	–8%
Sales	EUR m	3,985	3,999	3,868	3,872	+
Earnings before interest, taxes and goodwill amorisation (EBITA)	EUR m	125	146	70	129	+84%
Earnings before intrest and taxes (EBIT)	EUR m	93	83	7	83	+
Financial result	EUR m	–51	–41	–116	–174	–50%
Earnings before taxes (EBT)	EUR m	42	42	–109	–91	+17%
Earnings from discontinuing operations	EUR m	–	–	–	–	–
Extraordinary result	EUR m	–6	–	–	–	–
Profit/loss for the period	EUR m	30	32	–113	–93	+18%
Cash earnings	EUR m	46	–10	–	20	+
Free cash flow	EUR m	–262	–82	–	101	+
Investments in tangible and intangible assets	EUR m	126	89	–	71	–20%
Investments in shareholdings	EUR m	153	50	–	27	–46%
Total investments	EUR m	279	139	–	98	–29%
Product and process innovation	EUR m	98	95	–	86	–9%
Product and process innovation/sales	%	2.5	2.4	–	2.2	–
Employees 31.12.		21,431	18,847	–	17,725	–6%
ROS	%	3.1	3.7	–	3.3	–
ROE	%	6.4	5.5	–	–17.9	–
ROCE	%	2.6	1.9	–	1.2	–
WACC	%	8.4	8.5	–	8.0	–
Average capital employed	EUR m	1,911	1,929	–	1,821	–6%
Market capitalisation (year end)	EUR m	480	370	–	229	–38%
Equity	EUR	596	632	–	505	–20%
Earnings per share	EUR	2.1	2.2		–6.3	–
Dividend per share	EUR	1.2	0.5	–	0[1]	–
Equity per share	EUR	40	42	–	34	–20%

Proposal to the AGM
[2] In order to facilitate the comparison of the key figures, the 2001 results were adjusted for "discontinued operations" (VA TECH TMS and income from the sale from VA TECH VOEST MCE), as well as for the book gain from the sale of voestalpine shares
[3] Change to comparable basis 2001 where data available


Order intake
1998-2002 (EUR m)
3036
3570
3894
4551
4125
98 99 00 01 02
Sales
1998-2002 (EUR m)
3216
3447
3985
3999
3872
98 99 00 01 02
EBITA
1998-2002 (EUR m)
86
140
125
146
129
98 99 00 01 02
comparable basis

Sales by Division 2002


17% Infrastructure
26% Metallurgy
7% Water Systems
20% Hydro Power Generation
32% Transmission and Distribution
-2% Group services and Consolidation

Sales by Region 2002


9% Near and Middle East, Africa
14% Asia/Pacific
6% South America
58% Europe
13% North America

sustainable solutions. for a better life. The mission lives! And has now been in existence for over a year. And the work force? It is living out the mission, as was evidenced by the exchange of related experiences at this year's VA TECH Group Workshop. In fact, it was the effects of the mission on relationships with customers, colleagues and shareholders, the reasons why the principle of sustainability even extends into the private sphere and the interaction between music and the mission that constituted the Workshop's prevailing theme.

Music in its many guises as a source of inspiration, entertainment and as an approach to life is also the predominant and unifying influence on the Annual Report 2002. For a sense of mission is common to both genial composers and creative managers. This is because, in the final analysis, only those driven by a powerful idea are capable of achieving outstanding performance and having a positive and enduring effect on the world around them.


TECH

annual report
two thousand two









▷▷Mandolin, played by Paul Hannan, VAI, Canonsburg, USA

So let's play our
sustainable solutions.

▶▶ CONTENTS

INTRODUCTION OF THE SUPERVISORY BOARD CHAIRMAN

04

We have jointly accepted the challenge.

▷▷**Ladies and Gentlemen,**

During my long career in a German mechanical engineering and plant building group and the roughly two years that I have spent on the ÖIAG Board, I have become acquainted with a wide range of business fields. My résumé is that the area in which VA TECH operates, the international technology, systems and services sector, numbers among the most fascinating, but also most difficult of them all. This assessment not only applies in a technical sense, but also in a commercial-financial and personal-social regard. Following the profound changes to the markets and the branch in recent years, unstable general conditions, structural over-capacity and a very cautious attitude among customers in respect to plant investments all remain. As a consequence, pressure on prices and a disparity between supplier risk and earnings potential have continued.

This challenging situation makes a defined market position and a clear-cut differentiation from the competition essential. VA TECH has accepted the challenge and undertaken fundamental change during the past few years. This applies in the business sector, where VA TECH has evolved from its beginnings in the mid-1990s as an export-oriented engineering group with a wide range of supplies and services, to its current status as a focused global Technology and Service Company with around 60% of its work force located outside Austria and core business areas of global stature.

However, even this transformation is insufficient to achieve long-term success. Today, market rankings and distinction from competitors are more dependent than ever on the so-called “soft facts”. Here, too, VA TECH has set a new benchmark with its mission and company development process, which has involved hundreds of its international managers. I had the pleasure of witnessing in person the creation of the new spirit surrounding “sustainable solutions. for a better life.” during the course of two Group Workshops. I believe that the objective of achieving an innovative combination of economics, ecology and social responsibility has established a solid foundation for lasting, corporate success.



Peter Michaelis

Chairman of the VA Technologie AG Supervisory Board

It may be true that VA TECH is smaller than some of its bigger competitors, but this need not be a disadvantage, if it succeeds in fulfilling customer requirements with greater speed, flexibility and precision. Furthermore, the most important factor is a homogenous image as a single company, both externally and internally. The Supervisory Board has responded to this need with a new managerial structure. Accordingly, in a move that will assist Group integration and further strengthen risk management, the Chairman and the CFO have been joined on the VA TECH Board by the spokesmen from the core business divisions. This new structure will strengthen the integration of the Group and further enhance risk management.

My initial experiences with the new Managing Board team have imbued me with optimism that a renewed VA TECH spirit, a clear mission and the allocation of maximum priority to a sustained improvement in results will enable us to succeed in closing 2003 with a positive result for the year.

In 2002, the Austrian Corporate Governance Code was established. With the unanimous approval of the Supervisory Board meeting on December 18, 2002, VA TECH has committed itself to observe the Code, which offers a framework for the leadership and supervision of companies that voluntarily undertake to adhere to its standards.

I would like to thank the Group managers and all VA TECH employees for their efforts and commitment during the past year. I am convinced that VA TECH offers splendid potential for an attractive future and trust the management and staff to use these opportunities to the full.

Peter Michaelis
Chairman of the VA Technologie AG
Supervisory Board



Erich Becker
Chairman of the Board



Roland Scharb
Vice Chairman of the Managing Board
Chief Financial Officer



Gerhard Falch
Member of the Board

Value creation with the focus on sustainability.

▷▷Ladies and gentlemen,

An eventful 2002 lies behind us. Let us begin with a look at the international goods and capital markets. As in the previous year, 2002 was characterised by a marked economic downturn. The picture was one of stagnation in the industrial nations of North America and Europe, a growing fear of terrorism, as well as political instability and financial crises in many developing countries. Bright spots were provided by the solid growth rates in CEE countries and Asia, with China outstanding. In global terms, both the readiness of industry to invest and private consumer spending lagged behind expectations. In Europe, the economic forecasts from leading institutes were steadily revised downwards, creating a difficult situation for international companies seeking to adhere to their budgets and planning.

Investment in the steel industry, which represents around a quarter of our customer base, remained very low. The position on the energy and infrastructure fields, where we obtain three-quarters of our business, was better. The power generation and transmission markets were stable due to the steady rise in global living standards and energy consumption. The demand for electromechanical infrastructure supplies and services in Central Europe was satisfactory. The only market to slump was water purification and treatment, particularly in the key German municipal sector.

The international capital markets reacted very sensitively to the global instability, with virtually all the leading stock exchanges demonstrating price falls for the third year in succession, which sorely tried the patience of financial institutions, companies and private shareholders alike.

Let us now turn to VA TECH. Our Group is still relatively young, having been formed some ten years ago at the end of 1993 from the mechanical engineering and plant building area of the Austrian nationalised industry. The majority privatisation at the beginning of 1994 on the Vienna Stock Exchange, which up to then was the largest Austrian float and was followed by immediate acceptance into continuous trading, was a great success. The subsequent years brought strong growth in business volume, results and in the share price, borne by major orders from the young industrial nations.
However, the Asian crisis of 1998 unleashed a wave of global economic and financial turbulence, coupled with recessions in the affected markets. Subsequently, the pace of deregulation and liberalisation in the energy markets was increased and privatisation took place in both the steel industry and infrastructure sector. The capital goods industry reacted with massive restructuring, concentrations and further globalisation, coupled with the disappearance of a number of competitors. Drastic falls in the share prices of branch companies were the consequence.



Christian Habegger
Member of the Board



Klaus Brenner
Member of the Board



Klaus Sernetz
Member of the Board

VA TECH was an active player in this process of profound change. 30% of the previously multifaceted engineering conglomerate was sold off. Conversely, core business was strengthened through targeted acquisitions with the result that 80% growth, both organic and acquired, was achieved in these areas during the past four years. EUR 250 m flowed into the restructuring of Metallurgy and the Division's punching power in the market was considerably improved by a 25% reduced cost structure. The restructuring and sale of Austrian Energy, the write-down of the holding in the insolvent Babcock company, as well as the restructuring of Water Systems cost a further EUR 300 m. This was partially counterbalanced by EUR 200 m derived from the divestment of non-core business in the mechanical plant technology, transport and assembly systems areas, along with shares in voestalpine. This successful structural transition, which is unique in the branch, has brought the Group top international positions in core markets with attractive growth potential.

Today, VA TECH is a focused Technology and Service Company with global business activities and a clear profile. 75% of our business is now in the energy and infrastructure sectors, which offer long-term stability and low levels of cyclicity, while 25% comes from the metallurgical area. Order intake is focused on the solid domestic European market, where 50% growth has been attained during the past five years. The risk profile of the Group has improved considerably with a wider project base in the order backlog area and an average order size of EUR 470,000, which is a third less than the EUR 711,000 of only four years ago.

What did 2002 bring for our Group? After a comparable order intake of EUR 4,349 m in 2001, a figure of EUR 4,125 m was achieved in the past year. This was the consequence of order intake targeted on result quality and a clear indication of the trust of our more than 5,000 customers, particularly in difficult times. Order backlog amounted to EUR 3,961 m and corresponds to the annual sales of EUR 3,872 m. The sales figure was at a comparable level to that of the preceding year.

The clear improvement in EBITA (earnings before interest, taxes and goodwill amortisation) to EUR 129 m from a comparable level of EUR 70 m in the previous year meant that the operative result showed an extremely positive trend. The consolidated EBIT (earnings before interest and taxes) was raised from a comparable level of EUR 7 m in 2001 to EUR 83 m and thus equalled the 2001 result with all its special components. The loss for the year amounted to minus EUR 93 m, which was at the level of the published result for the first nine months of 2002.



Guitar, played by Roland Scharb at the Group Workshop 2003

The successful Metallurgy turnaround with a positive operating result in 2002 and solid business development in the Hydro Power Generation, Transmission and Distribution and Infrastructure Divisions all gave cause for satisfaction. Water Systems is currently in a restructuring phase.

The equity ratio at the year-end 2002 amounted to 13.9% and net liquidity was positive at EUR 83 m. After years of restructuring with pressure on cash flow, positive free cash flow was achieved in 2002 (plus EUR 101 m).

Our course for the future is clearly defined by four points according to Group strategy:

- Focusing on key markets with high growth potential, in addition to the domestic European market. Three-quarters of Group business derives from only 12 countries, the non-European focus shifting first from south-east Asia to North America and now to China. The coming integration of ten new member states into the EU will also offer a wealth of opportunities.
- Expansion in the automation and service business areas. Alongside plant and system business, such orders reduce project size, create increased, in-house value added and better margins. Our objective is to obtain 25% of our business from automation and services within three years. Over 1,500 new or modernised steel plants and some 25,000 installed hydro power turbines represent an excellent basis for the achievement of this goal.
- An emphasis on sustainable solutions and renewable energy. VA TECH has outstanding technologies and services, which secure renewability, sustainability and customer advantages throughout the entire plant life cycle. Our target is a win-win situation comprised of economics and ecology in tandem and underpinned by social and cultural responsibility.
- A sustained improvement in earnings power. It is here that we still have massive potential. The task must be to turn top competitive positions into solid profit margins and attractive returns for our shareholders. Our long-term financial targets are highly ambitious, comprising an operative margin of 8%, a return on capital employed of 15%, an equity ratio of 20% and sustained free cash flow generation.

On the basis of our current estimates, we expect order intake and sales in 2003 to remain in the order of magnitude of the preceding year and be accompanied by a marked increase in the operating result and a positive net result.

What is our mission and how far have we progressed with its implementation? An important milestone was passed at the beginning of 2002. The core elements of our mission were jointly developed in the course of an intensive Group Workshop involving over 400 international managers. A subsequent "Mission Road Show" held by the Managing Board at 16 locations allowed the discussion of implementation steps with over 600 executives. These ideas were presented in the form of a marketplace involving 30 locations, at the second Group workshop, which took place during last January. The Group is still at the beginning of its path towards, "VA TECH. sustainable solutions. for a better life." but we are determined to rapidly pursue this fascinating route towards the creation of identity and Group development.

Our "Leadership Programme" is of central importance in this regard. This is not a complete, standardised toolkit filled with managerial instruments, but a tailor-made process for the joint development of managerial competence with numerous internal projects for the improvement of our performance processes. This intensive course, which incorporates weekend events and challenging outdoor exercises, has provoked a highly enthusiastic response among its over 400 international participants. More information concerning this and other aspects of our integrated "CHANCE" Group development process is provided in the subsequent pages.

What will the coming years bring? It is probable that we will have to continue to operate in difficult, volatile, international markets. Therefore, our volume growth will be very moderate and our emphasis must be on further significant improvements in results, cash flow and the equity basis.
Metallurgy will evolve from being a builder of major plants into a technology, automation and service partner with a life cycle approach to the steel and aluminium industries. Hydro Power Generation will consolidate its leading position in the area of sustainable and renewable energy solutions, with a special emphasis on rehabilitation, services and lifecycle solutions. After years of growth, the Transmission and Distribution Division will secure its position with further expansion in the automation and services sector. The Water Systems must significantly improve its results during the current year. The Infrastructure Division will further expand its excellent ranking in the CEE market. The future EU member states offer attractive potential in this connection.

In a nutshell, value creation is our business. Naturally, in an economic sense, but also with regard to ecological and social values. Our objective is to co-operate with our partners in order to realise our mission, "VA TECH. sustainable solutions. for a better life."

We would like to express our appreciation to all customers, suppliers and business partners for their trust and excellent teamwork. We also thank all shareholders as well as the entire work force for their performance and exemplary efforts. Together we will once again turn VA TECH into an enterprise that is profitable, a pleasure to work in and a source of pride.



Erich Becker
Chairman of the Board



Roland Scharb
Vice Chairman of the Managing Board
Chief Financial Officer



Gerhard Falch
Member of the Board



Christian Habegger
Member of the Board



Klaus Brenner
Member of the Board



Klaus Sernetz
Member of the Board

In the beginning, there was a misson statemen

What is a mission?
The intellectual masterpiece of a few or the result of a broad-based process of identity creation? In VA TECH's case it was both. The starting point was the idea of sustainable solutions, an authentic commitment to sustainability as a guiding principle for our entrepreneurial activities.

This approach was tabulated in the form of a mission by a team of young managers, the "Young Wild Ones". Subsequently, during the VA TECH Group Workshop held in January 2002, the idea was discussed and reappraised in a creative process by over 400 international managers in the "open space" offered by the pyramid of the Vienna City Club. The result was the following five-point mission statement, which provides a guideline for all our activities under the motto, "VA TECH. sustainable solutions. for a better life."



Trombone, played by Karl-Heinz Gesslein, VA TECH WABAG, Kulmbach, Germany

Our mission on the road.



The effectiveness of a mission is measured by the manner in which it is communicated, understood, interpreted and finally, and most important, put into practice. Therefore, after Vienna, we got down to work. Eighteen Managing Board workshops were held at 16 international Group locations in both Europe and overseas during which over 600 managers discussed the mission and measures for realisation were prepared with regard to customers, investors, employees and the Group.

1. VA TECH is a leading global Technology and Service Company. We are committed to creating value.

2. Together with our customers all over the world, we develop sustainable solutions to improve the quality of life. We are the most responsive, innovative and reliable partner.

3. To our shareholders we deliver predictable, superior returns on their invested capital.

4. It is our employees who make these things happen on the basis of trust, fairness and integrity. We encourage creativity, diversity and personal development.

5. For us, what counts is performance, commitment and a readiness to change.







Our mission lives: the Group Workshop 2003.

The second Group Workshop, which was held during January of this year, took the form of a colourful marketplace containing 31 locations and 6 Group themes, which not only addressed products and services, but also contributions to the implementation of the mission. One important milestone has already been passed. Our mission has received definition, been communicated throughout the Group and undergone initial steps towards realisation.

▷▷ Employees present "their" mission. What does sustainability look like in Pittsburgh? In Windhoek? What we are doing with the mission, what is it doing with us? Fascinating and inspiring eyewitness reports from around the world.

Have we already attained our goal? Certainly not, however a start has been made on the fascinating process of creating an identity and completing the integration of a leading global Technology and Service Company – our VA TECH.


PITTSBURGH
VATECH




STEZZANO







Sitar played by Amita Lugger

We work for millions. of people.

"... Together with our customers all over the world, we develop sustainable solutions to improve the quality of life. We are the responsive, innovative and reliable partner..." (VA TECH Mission).
With our innovative and sustainable technologies and solutions, we contribute to the ecologically efficient supply of society:

- ▷▷ Turbines and generators for the production of 100,000 GWh of electricity from renewable sources for 100 m people.
- ▷▷ High-voltage transmission systems for the power supply of 400 m people.
- ▷▷ Plants for the supply of water to 200 m people and wastewater systems for 130 m people.
- ▷▷ Support for our customers in the form of infrastructure solutions that reduce energy demand.
- ▷▷ Metallurgical plants for the production of 150 m metric tons of steel, a figure which corresponds with average annual consumption in the EU.

Let the facts speak for themselves. Sustainability is more than just a word.

VOEST-ALPINE Industrieanlagenbau (VAI) is one of the world's leading suppliers of engineering and metallurgical plants to the global steel industry and the flat products sector of the aluminium industry. VAI offers a wide range of state of the art technology from raw materials to the finished product. VAI is unique with regard to its scope of capabilities in the areas of metallurgical processes, automation and services. Its expertise covers the entire life cycle of customer plants.

Metallurgy



POSITION:	Top 2 global
BUSINESS VOLUME[1]:	EUR 1,050 m
EMPLOYEES:	3,364
STRATEGY:	- Reorientation from being a large-plant builder into a technology, automation and services partner for the steel and aluminium industries - Sustained and sizeable increase in earnings power following the completion of a restructuring programme during 2001/2002
PRODUCTS AND SERVICES:	Mineral and reduction technology; complete plants/metallurgical plant integration, steelmaking, continuous casting and environmental technology; rolling mill, strip processing and pipe and tube technology; automation; metallurgy services

[1] order intake

Hydro Power Generation



POSITION:	Top 2 global
BUSINESS VOLUME[1]:	EUR 1,011 m
EMPLOYEES:	3,098
STRATEGY:	- Strengthening of the top 2 global position, consolidation of market leadership in the compact hydro, modernisation and services sector - Securing the high in earnings power
PRODUCTS AND SERVICES:	Large hydro (turn key power plants); compact hydro (hydro power plants up to 15 MW); service & rehabilitation (profitability and value increases for existing power plants); combined cycle power plants

[1] order intake

VA TECH HYDRO is a global supplier of electromechanical equipment and services for hydro power plants (water to wire). It is one of the world's largest players in the hydro power generation market and occupies a leading position in the expanding power plant modernisation sector

For us, sustainability is not a question of image, but an active entrepreneurial approach. Moreover, we do not regard the transaction of business and a sense of social responsibility as contradictory, but rather as a door to new insights and opportunities.

VA TECH Transmission & Distribution is a leading international supplier of electrical power transmission and distribution systems, offering both integrated systems solutions and top technologies, which are tailor-made to individual customer requirements.

Transmission and Distribution



POSITION:	Top 3 global in the high-voltage sector
BUSINESS VOLUME[1]:	EUR 1,208 m
EMPLOYEES:	6,541
STRATEGY:	- Strengthening of the global top 3 position in the high-voltage sector, expansion in the automation and services areas - Business structure development in key markets outside Europe - Sustained maintenance of earnings power
PRODUCTS AND SERVICES:	Turnkey, high-voltage plants in conventional and compact gas-insulated design; circuit breakers and disconnectors; GIS systems; product and network services; automation, control and protection technology; power transformers of up to 1,300 MVA, 765 kV special transformers, transformer components

[1] order intake



Water Systems

POSITION: International player, market leader in Germany, Switzerland, Romania and India, number three worldwide in water technology plants

BUSINESS VOLUME[1]: EUR 225 m

EMPLOYEES: 788

STRATEGY:
- Concentration on key markets and structural streamlining
- Refocus and consolidation

PRODUCTS AND SERVICES: Drinking water treatment, treatment of industrial and process water, sea water and brackish water desalination, industrial and municipal wastewater treatment, fluidised bed systems, plant monitoring and operational management

[1] order intake

VA TECH WABAG is an international systems supplier with a complete range of water technologies. The company's full service range extends from consulting, planning, financing, installation and start-up, to after sales services and the management of plants and systems.



Infrastructure

POSITION: Top 3 in Central Europe

BUSINESS VOLUME[1]: EUR 742 m

EMPLOYEES: 3,571

STRATEGY:
- Strengthening of market leadership in Central Europe, development into an "infrastructure company"
- Continuation of regional expansion, while retaining attractive capital returns
- Expansion of automation competence

PRODUCTS AND SERVICES: Electromechanical, electronic and holistic facility systems, plants and services in the industrial plant, building systems, energy supply, automation, drive technology and facility management areas, IT services

[1] order intake

VA TECH ELIN EBG is a leading supplier of electromechanical, electronic and holistic facility systems, plants and services. Our problem solving competence covers the areas of industrial plants, building systems, power supply, automation, drive technology and facility management.
ai informatics is an international supplier of complete IT solutions and a partner for companies in industry, telecommunciations and retail, as well as in the private and public service sectors.

Sustainable global presence.


NORTH AMERICA
Order intake (EUR m) 370
Employees 1,342
Subsidiaries and units 29
EUROPE
Order intake (EUR m) 2,604
Employees 14,964
Subsidiaries and units 172
SOUTH AMERICA
Order intake (EUR m) 96
Employees 294
Subsidiaries and units 19







MISSION PLAY FAST FORWARD

NEAR/MIDDLE EAST, AFRICA

Order intake (EUR m)	338
Employees	145
Subsidiaries and units	24

ASIA/PACIFIC

Order intake (EUR m)	718
Employees	980
Subsidiaries and units	53

Global Player.

▸▸ Portfolio focus and restructuring successfully completed
▸▸ Top position in core business areas
▸▸ Sustained result improvement as an absolute priority

Portfolio focus and restructuring successfully completed

During the past four years, VA TECH has completed the transition from being an engineering conglomerate with an extensive product range, to a focused, global technology and services enterprise. As a result of acquisitions and joint ventures, core business sales increased by EUR 1,400 m and 11,000 new, international employees were welcomed into the Group.
On the other hand, peripheral activities in the areas of Conventional Thermal Power Generation, Environmental Technology (waste incineration, gas cleaning), Mechanical Plant Engineering, as well as Transport and Assembly Systems were sold off. In addition, far-reaching restructuring measures have been taken, particularly in the Metallurgy and Water Systems Divisions. These have resulted in a reduction in business volume of EUR 1,000 m and 15,100 employees leaving the Group.
The extent of this refocusing and restructuring process is unique in the branch. Business areas have been acquired or restructured at a total cost of EUR 800 m. 30% of Group business was divested, while in the core areas order intake growth, both organic and acquired, of EUR 1,800 m, or 80%, has been achieved since 1998.

Top position in core business areas

As a result of the process of change in recent years, 75% of our business activities now relate to energy and infrastructure and 25% to metallurgy.
Today, we number among the global market leaders in the fields of metallurgy, hydro power generation and high-voltage transmission and distribution. In the electromechanical, infrastructure engineering and services sector, we possess a leading position in the key regional markets of Central and Eastern Europe. Water Systems, which does not belong to VA TECH core business, has a strong international market ranking with a focus on the German market.
Viewed from a regional perspective, it is clear that reference can be made to Europe as a domestic market. Around 60% of our annual order intake derives from Europe and we wish to capitalise on this potential still further. The planned expansion of the European Union also provides our branch with the prospect of growth in the longer term.

Sustained result improvement as an absolute priority

Following the successful integration of company acquisitions, the major priority is to achieve sustained result improvement by means of continuous increases in productivity.
Apart from the development of innovative technologies and services, one of the major factors for success in our business is standardised project management. This encompasses both the professional realisation of our 15,700 projects in order backlog, as well as the management of potential risks and a focus on cash management at all operative levels.
Over the years, our business risk profile has improved considerably. The average size of our project orders has fallen from EUR 711,000 in 1998 to EUR 470,000 in 2002. The reduction in dependence on major projects is also reflected by our order backlog. Orders in excess of EUR 100 m, which constituted 25% of order backlog in 1998, only made up 12% in 2002.
The focus on solid Group liquidity is another special priority. Our positive net liquidity of EUR 83 m (16% compared to equity) is above-average for the branch.

Strategy and financial targets

In what direction is VA TECH headed? On the basis of the new mission, "sustainable solutions. for a better life", Group strategy is aimed at the following:

- **A focus on key markets with high growth potential**
- **Expansion in the automation and service business areas**
- **A concentration on sustainable solutions and renewable energy**
- **A sustained improvement in earnings power through measures for increased efficiency**

Our financial targets are ambitious. In the long-term we are seeking:

- **Attractive returns with a ROCE (Return on Capital Employed) of 15%**
- **An operating margin as ROS (Return on Sales, EBITA/sales) of 8%**
- **A solid equity ratio of 20%**
- **Sustained generation of free cash flow**

As a global player, we regard ourselves as being obliged to not only provide shareholder value, but also "sustainable value". Accordingly, we have prepared clear guidelines concerning sustainability, environmental and social standards for VA TECH. We are convinced that sustainable action and economic principles do not constitute a contradiction, but rather, are mutually beneficial and supportive.

Additional information is contained in the VA TECH Sustainability Report 2002.

Integrated Group management.

VA Technologie AG


Erich Becker
Chairman of the Board
Roland Scharb
Chief Financial Officer
Gerhard Falch
Metallurgy
Christian Habegger
Hydro Power Generation
Klaus Brenner1)
Transmission & Distribution
Erich Becker2)
Water Systems
Klaus Sernetz
Infrastructure
VOEST-ALPINE Industrie-anlagenbau
Gerhard Falch (Chairman)
Erich Ennsbrunner
Karl Gruber
Karl Schwaha
VA Tech Hydro
Christian Habegger (Chairman)
Alfred Friedinger
Franz Strohmer
Helmuth Tschabuschnig
VA TECH Transmission & Distribution
Klaus Brenner (Chairman)
Klaus Rinnerberger
VA TECH WABAG
Roman Pongrácz (Chairman)
Gerhard Jantscher
Günter Heisler
VA TECH ELIN EBG
Klaus Sernetz (Chairman)
Stefan Hase
Herbert Kaufmann
ai informatics

Functional areas
- Strategy, Communications and Investor Relations: Wolfgang Schwaiger
- Human Resources: Lorenz Held
- Financial Management: Walter Lindner
- Controlling, Acounting and Taxes: Franz Blumenschein
- Legal Affairs: Bernhard Starzer
- Group/System Auditing: Ernst Bühl

Service companies
- VA TECH Finance: Walter Lindner, Alfred Gabler
- VA TECH International: Johann Allerstorfer
- VA TECH Patente: Andreas Schweighofer

1) Appointed on December 2, 2002, subject to an amendment of the Articles of Association, which will be proposed to the AGM on April 29, 2003

2) Represents Water Systems on the VA Technologie Managing Board



ERICH BECKER

Erich Becker has been the VA Technologie AG Managing Board Chairman since September 1, 1999. In addition, he is also responsible for the functional areas of Strategy, Communications and Investor Relations, Human Resources, Group Auditing, Information Technology, e-business and the Water Systems Division. Prior to his appointment as VA Technologie AG Chairman, Erich Becker was a member of the Österreichische Industrieholding AG Board and responsible for the privatisation of numerous Austrian industrial companies. Erich Becker (born 1941) is married and has 3 children. His private interests are focused primarily on various cultural areas.



ROLAND SCHARB

Roland Scharb has been Vice Chairman of the VA Technologie Managing Board since December 2002. As Chief Financial Officer he is also responsible for the functional areas of Financial Management, Controlling, Accounting and Taxes, as well as Legal Affairs and Insurance. In addition, the VA TECH International and VA TECH Finance service companies are under his auspices. Prior to his appointment to VA Technologie AG in 1998, Roland Scharb was the ELIN Energieversorgung Board Chairman. Roland Scharb (born 1946) is married and has one child. His hobbies include motorcycling, skiing and both listening to and making music.



GERHARD FALCH

Gerhard Falch was appointed to the VA Technologie AG Managing Board in December 2002 and is responsible for the Metallurgy Division (Chairman of the VOEST-ALPINE Industrieanlagenbau Board). In addition, the service company VA TECH Patente is under his auspices. Gerhard Falch (born 1948) is married and has two children. In private, he particularly treasures a close circle of friends and loves Taroque, both as strategic and operative training.



CHRISTIAN HABEGGER

Christian Habegger joined the VA Technologie AG Managing Board in December 2002 and is responsible for the Hydro Power Generation Division (Chairman of the VA TECH HYDRO Board).

Christian Habegger (born 1944) has three children. His private interests center on nature, its beauty and the possibilities it offers for relaxation.



KLAUS BRENNER

Klaus Brenner joined the VA Technologie AG Managing Board in December 2002[1] and is responsible for the Transmission and Distribution Division (Chairman of the VA TECH Transmission & Distribution Board).

Klaus Brenner (born 1955) is married and has two children. In his leisure time, he likes to relax with reading, his family and sport.



KLAUS SERNETZ

Klaus Sernetz was appointed to the VA Technologie AG Managing Board in December 2002 and is responsible for the Infrastructure Division (Chairman of the VA TECH ELIN EBG Board) and applied international informatics AG (aii).

Klaus Sernetz (born 1951) is married and has five children, who make certain that his leisure time is fully occupied.

Group management – Corporate governance.

THE BODIES

The **MANAGING BOARD** administers the Group on its own responsibility and free from instructions from the shareholders, the Supervisory Board or other parties. It is obliged to provide the Supervisory Board with regular reports. Certain business transactions of the Group holding and Group companies require Supervisory Board approval. The Supervisory Board appoints the members of the Managing Board.

The **SUPERVISORY BOARD** monitors the development and management of business by the Managing Board and co-ordinates the strategic orientation of the Group with the Managing Board. It studies the reports of the Managing Board, decides on business requests and determines the annual financial statements. The Annual General Meeting elects two-thirds of the members of the Supervisory Board, one-third is appointed by the Works Council. One elected member represents the interests of the private investors.

The Supervisory Board has formed an accounts committee, a strategy committee and a presidential committee, which also acts as a personnel committee. During 2002, the Supervisory Board and its committees held a total of 12 meetings. Constant communications were maintained between the Managing and Supervisory Boards concerning the strategic orientation of the Group and topics related to business development.

Among other matters, the **ANNUAL GENERAL MEETING** decides on the payment of the dividends proposed by the Managing Board and votes on both the choice of the capital representative in the Supervisory Board and the auditors. Basically, the AGM takes decisions with a simple majority, but certain decisions of fundamental importance (e.g. changes to the articles, mergers, capital increases and reductions, etc.) require a qualified majority (mostly 75%, in some cases more). The "one share – one vote" principle applies to the VA TECH shareholders; and in accordance with the VA TECH articles, the voting rights of each shareholder are limited to 25% of the issued shares.

▷▷ **An overview of the main stipulations of the Austrian Stock Corporation Act is contained in the annex to the Austrian Corporate Governance Code.**

THE SUPERVISORY BOARD

HONORARY CHAIRMAN:
Herbert KREJCI
Secretary General , Association of Austrian Industrialists, ret.

CHAIRMAN:
Peter MICHAELIS
Member of the Board, Österreichische Industrieholding AG

DEPUTY CHAIRMAN:
Franz STRUZL
Chairman, voestalpine AG

MEMBERS:
Winfried BRAUMANN
Chairman, Frauenthal Holding AG

Karl HOLLWEGER
Chairman, Österreichische Industrieholding AG, ret.

Alfred KOCH
Chairman, Steyr-Daimler-Puch Fahrzeugtechnik AG, ret.

Wolfgang LEITNER
Attorney at law; Member of the Board, Association of Austrian Shareholders

Helmut LIST
Managing Director, AVL List Ges. f. Verbrennungskraftmaschinen und Meßtechnik mbH

Paul NILLES
Director, Centre de Recherches Métallurgiques, Liège/Belgium, ret.

Christian NOWOTNY
Corporate Law Department, Vienna University of Economics

Gerhard RANDA
Chairman, Bank Austria AG;
Member of the Managing Board, Bayerische Hypo-Vereinsbank AG (until April 17, 2002)

Eduard SAXINGER
Attorney at law

Alfred WIDMER
CEO, Julius Blum GmbH, ret.

Rainer WIELTSCH
Member of the Board, Österreichische Industrieholding AG
(from April 17, 2002)

Ernst ARTNER
Chairman, VOEST-ALPINE Industrieanlagenbau GmbH & Co Salaried Staff Council

Anton BENEDER
Chairman, VA TECH ELIN EBG GmbH & Co Workers' Council;
Chairman, VA TECH Group Employees' Council

Anita BENEDER
Chairman, applied international informatics AG Salaried Staff Council

Rudolf RYBICZKA
Chairman, VA TECH WABAG GmbH Salaried Staff Council

Wilhelm STURM
Chairman, VA TECH HYDRO GmbH & Co Salaried Staff Council

Siegfried TROMAIER
Chairman, VA TECH HYDRO GmbH & Co / Weiz Central Works Council

Accounts committee:
Peter Michaelis, Franz Struzl, Alfred Koch, Eduard Saxinger, Ernst Artner und Wilhelm Sturm.

Strategy committee:
Peter Michaelis, Franz Struzl, Winfried Braumann, Christian Nowotny, Anton Beneder und Siegfried Tromaier.

MANAGING BOARD

Erich BECKER
Chairman, VA Technologie AG

Roland SCHARB
Vice Chairman, VA Technologie AG (from December 18, 2002;
until then Member of the Board, VA Technologie AG)

Georg ANTESBERGER
Member of the Board, VA Technologie AG (until December 2, 2002)

Gerhard FALCH
Chairman, VOEST-ALPINE Industrieanlagenbau GmbH
Member of the Board, VA Technologie AG (from December 2, 2002)

Christian HABEGGER
Chairman, VA TECH HYDRO GmbH
Member of the Board, VA Technologie AG (from December 2, 2002)

Klaus SERNETZ
Chairman, VA TECH ELIN EBG GmbH
Member of the Board, VA Technologie AG (from December 2, 2002)

Klaus BRENNER
Chairman, VA TECH Transmission & Distribution GmbH
Member of the Board, VA Technologie AG (from December 2, 2002)
(Appointed on December 2, 2002, subject to an amendment of the Articles of Association in §5 Section 1, which will be proposed to the AGM on April 29, 2003).

Lessons in harmony for companies.



Corporate Governance Code

Austrian companies, which are listed in the Prime Market of the Vienna Stock Exchange are subject to a range of regulations at a legal (Corporation Act, Stock Exchange Act, etc.), administrative legislation (e.g. Issuers Compliance Directive of the Financial Market Supervisory Authority) and contractual level (e.g. condition for participation in the Prime Market of the Vienna Stock Exchange). The Austrian Corporate Governance Code ("CG Code") creates additional standards for those companies which declare their commitment to them on a voluntary basis.

The CG Code represents a framework for the management and supervision of a company. In particular, basic principles such as

- **The equal treatment of all shareholders**
- **Transparency with regard to the shareholders**
- **Open communications between the Managing and Supervisory Board**
- **Prevention of conflicts of interest of corporate body members**
- **Efficient controls through the Supervisory Board and the auditors**

are intended to strengthen the trust of international investors in the company and its management, as well as in Austria as a financial market.

Compliance Directive

On April 1, 2002, the Compliance Decree for Issuers (CDI) issued by the Federal Austrian Securities Regulator (now the Financial Market Regulator), pursuant to § 82 Section 5a of the Austrian Stock Exchange Act, came into force. This Decree regulates as stated in its title "Basic principles for passing on information in companies, as well as organisational measures for the prevention of the misuse of information for issuers." The VA Technologie AG Managing Board has issued an internal compliance directive in order that the CDI be implemented and has assigned responsibilty for compliance matters to the Head of the Legal Department of VA Technologie AG. VA Technologie AG has an exclusive holding function and therefore in accordance with § 4 Section (2) CDI is defined as being one single area of confidentiality pursuant to the CDI. Similar rules for the prevention of the misuse of insider information are also valid in the divisions.

VA TECH undertook to adhere to the CG Code with the unanimous approval of the Supervisory Board granted on December 18, 2002. VA TECH fully upholds the legal stipulations described in the CG Code, which are generally valid for listed Austrian companies, independent of any commitment to the CG Code ("L-rules") and has largely implemented the additional binding CG Code standards ("C-rules").

Deviations:

- Rule 2: The "one share – one vote" rule applies for VA TECH shareholders subject to the proviso that according to the articles the voting rights of each stockholder are limited to 25% of the shares issued.

- Rule 38: An age limit for the nomination of Managing Board members is not foreseen in the current articles.

- Rule 49: Assignments by the enterprise to individual members of the Supervisory Board or to firms closely related to members of the Supervisory Board to act as legal representative of or to provide other legal consulting services are made at arms-length conditions in every case. They are presented to the Supervisory Board for approval and are published in the Annual Report, if they relate to transactions which require approval of the Supervisory Board.

- Rule 51: The number of Supervisory Board members is twelve (excluding the employees' representatives) and exceeds the maximum of ten as suggested.

- Rule 54: An age limit for the nomination of Supervisory Board members is not foreseen in the current articles.

- Rule 78: Assessment of the effectiveness of the company's risk management by the auditor will be done starting with the auditor's report for the financial year 2003.

VA TECH's commitment to the CG code and explanations of the deviations have been published under **www.vatech.at** under the headings Investor Relations. The text of the CG Code and further general information in German and English are available at www.corporate-governance.at

Styrian concertina, played by Justa Denni, VA TECH SAT, Vienna

Positive relations.



E-piano, played by
Roger Dekumbis, VA TECH HYDRO, Kriens, Switzerland
Alejandro Santamania, VA TECH Escher Wyss, Madrid, Spain
Roman Kaksal, EZ Praha, Praha, Czech Republic

A difficult year for shares

2002 was a difficult year for the share prices of many companies in the capital goods industry.
While the international stock exchanges virtually all ended the year with losses (Dow Jones/New York: -17%, FTSE100/London: -24%, DAX/Frankfurt: -44%), the ATX of the Vienna Stock Exchange provided a positive performance of 1%. The uncertainties on the international capital market were further exacerbated by the illegal accounting practices of some companies.
Against the background of subdued expectations with regard to the global economy, shares of companies in the capital goods industry came under special pressure. The Morgan Stanley Capital Goods Index fell by 26%, the Morgan Stanley Machinery Index, which focuses on mechanical engineering and plant building stock, by 7%, while the Morgan Stanley Electrical Index, which relates to the electrical engineering branch, was down by 23%.
In 2002, the VA TECH share declined from EUR 24.69 to EUR 15.50 (-37%). In addition to the unfavourable trend in the branch, the necessity for restructuring in the Water Systems Division and its negative effect on results also contributed to this downturn.
As a consequence of the fall in the share price, VA TECH market capitalisation at the end of 2002 was down to EUR 229 m. In ratio to the book equity of EUR 505 m this represents a figure of 45%.
In view of the fact that 2002 value of closed with a loss for the period, which was caused by the restructuring requirements in the Metallurgy and Water Systems Divisions and the writing off of the investment in the German company, Babcock Borsig Power, the Managing Board will propose to the Annual General Meeting that no dividend be paid for 2002.
During the past year, VA TECH's shareholder structure was not subject to significant change. The main shareholders, ÖIAG and voestalpine AG, continue to retain holdings of 24% and 19.05%, respectively. Of the remaining free float of 56.95%, approximately 48% are in the hands of international investment and pension funds. The majority of these institutional investors are based in the UK and USA.
Austrian investors own 52% of the free float. 35% of this part belong to institutional investors (investment funds, insurance companies, banks) and 65% are in private depots (private ownership, trusts, companies).
In 1999, VA TECH bought back 250,000 shares (1.67% of share capital) within the framework of an employee stock option scheme. This volume remains under the ownership of VA TECH.
The increased orientation of VA TECH towards technologies and solutions which facilitate sustainable development in the sense of improved quality of life for all, as well as internal efforts aimed at on-going improvements in an economic, ecological and social regard, both met with approval on the capital markets during 2002.
In September 2002, the VA TECH share was admitted to the FTSE4Good Index. The FTSE4Good is an index for socially responsible investors, which allows the measurement of the performance of companies which meet globally recognised standards with regard to their general social behaviour.

- **Working towards environmental sustainability**
- **Developing positive relationships with stakeholders**
- **Supporting universal human rights**

Share price development
Index in %, since May 25,1994



280
250
220
190
160
130
100
70
40
10
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

● VA TECH

○ MSCI Europe (All Countries)

ATX (Vienna Stock Exchange)

Share price development
Index in %, since December 31, 2001



160
140
120
100
80
60
40
38
36
34
32
30
28
26
24
22
20
18
16
14
12
10
VA TECH (EUR)
Dez. 01
Mrz. 02
Jun. 02
Sep. 02
Dez. 02

● VA TECH

○ ATX

○ MSCI World Machinery

MSCI World Electric Equipment

○ MSCI Capital Goods

Ownership Structure



19.05% voestalpine AG
24% ÖIAG
56.95% Free float

Dates for 2003

Results	
Annual Report 2002	March 26, 2003
Quarter 1, 2003	May 22, 2003
Quarters 1-2, 2003	August 28, 2003
Quarters 1-3, 2003	November 20, 2003
Annual General Meeting	April 29, 2003, Linz Design Center
VA TECH Open	June 2003

Markets

Markets
Vienna (Vienna Stock Exchange, VAT)
London (SEAQ International, London)
New York (ADR-Bank of New York, VATXY)
Frankfurt (OTC market)
Berlin (OTC market)
Munich (OTC market)
Stuttgart (OTC market)
Hamburg (OTC market)

Security Identification Numbers

VA TECH-security identification number: 0937453	
ISIN:	AT 0000 937453
ADR-ISIN:	US 91819 P 1049
(ISIN: International Securities Identification Number)	
Reuters Code:	VATE.VI
Bloomberg:	VATC AV
AP-Dow Jones:	R.VATECH

“This VA TECH mission makes a statement about our commitments to innovation, reliability and durability.”



Bagpipes, played by Saskia Konz



Investor relations of great significance

Particularly in times when international conditions are especially difficult to forecast, intensive communications with both private and institutional investors represent an absolute priority. Our international Managing Board road shows for the presentation of the half-year and annual results to important financial locations such as London, New York, Toronto, Boston, Frankfurt and Vienna have already become a standard event. Contacts with investors, financial analysts, bank representatives, retail and institutional investors, both by telephone and in the course of numerous meetings and special conferences, have also become a matter of routine. An important feature of our yearly capital market communications is the "VA TECH Open". In June 2002, we invited representatives of the capital markets to our location in Edinburgh for this event. Apart from specialist presentations on the topic of "Trends in power industry", our guests had an opportunity to view transformer production at the VA TECH Peebles plant.

We are also active in national and international specialist bodies, such as the boards of the CIRA (Circle Investor Relations Austria, Vienna) and the IIRF (International Investor Relations Federation, London), in order to continually improve both relations with the capital markets and the standard of our communications. Within the framework of our VA TECH Shareholders Club, we offer our 14,000 retail shareholders, of whom around 4,000 are already registered members, invitations to major events, as well as an electronic service. Each year around 140 press releases are continually and simultaneously sent to all interested parties via an electronic subscription service. Electronic media are of growing importance. We have regularly broadcast our Annual General Meeting via our internet homepage www.vatech.at since 1998.

The main sections of our 7,000 page internet data selection, which have been specially installed for shareholders, are:

- A subscription service
- A share price chart (development per day/month/year)
- Latest price inquiries by mobile phone (WAP and SMS)
- Analyst reports concerning VA TECH
- Product information
- Technological news
- Financial event calendar
- Extensive download centre
- The entire Annual Report
- Glossaries with various focal points such as technical, business or stock exchange related information

Should you have additional questions, please contact the VA TECH Communications and Investor Relations team, Wolfgang Schwaiger, Harald Hagenauer and Gabriele Stimpfl who will be pleased to assist. Tel.: (+43/732)6986-9222; Fax: (+43/732)6980-3416; E-mail: contact@vatech.at

Leonardo 2002. Investment in the future.



VA TECH´s "Leonardo" Innovation Awards
Leonardo da Vinci (1452-1519), renaissance artist and all-round genius, was the inspiration for VA TECH´s Leonardo Innovation Awards, which were presented for the sixth time this year at the Leonardo Night on the evening before the Group Workshop. Prizes were awarded to projects characterised by outstanding sustainability, developed by our employees during the past year. The connection between technical perfection and great creativity each year spurs our employees around the world to top performances.







Prize for Technological Innovation and special prize for "Visionary Ideas"

Moldshark – Continuous Casting Grain Shaper

Michael Haberl, Johann Pöppl, Helmut Resch; Guo Xin Shan, Heinrich Thöne, Franz Wimmer

(VOEST-ALPINE Industrieanlagenbau)

A special design (copper fins) creates improved steel qualities during the continuous casting process.

Prize for "Innovative Services"

Draft Tube Vortex

Mirjam Sick, Peter Dörfler

(VA TECH HYDRO)

New calculation method for complex flow conditions, which opens up new possibilities for the design of water turbines.

Prize for "Internal Improvements"

Project portfolio management system

Willy Stelzer

(VA TECH ELIN EBG)

This holistic, inter-Group project controlling system is a valuable instrument for the analysis and control of all the company's important top projects.



Special prize "e-Business"

Spares on Wire

Markus Scheiblhofer, Stefan Lechner

(VOEST-ALPINE Industrieanlagenbau)

Drastic cost reductions in the spare part business sector through direct, electronic communications by means of an SAP system linking customers and VAI.

Special prize "Smart & Simple"

Spontaneous Response Icon

Kurt Wendl

(VA TECH SAT)

The idea of an icon (EDP programme symbol) in the VA TECH Intranet, using which all employees can enter ideas both quickly and without bureaucracy.


VA TECH HYDRO

Special prize "Sustainable Solutions"

Zero Waste Steelworks

Hermann Pirker, Joachim Lehner, Johannes Steins, Udo Gennari, Johannes Müller

(VOEST-ALPINE Industrieanlagenbau)

A future-oriented concept for a clean and environmentally compatible steelworks through the comprehensive recycling of all metallurgical plant residues.

ECOBulb™

Gilles Courtois, Dominique Drevard, Pierre Duflon, Jacques Fonkenell, Walter Harb, Johann Hell, Ernst Karnthaler, Günter Lechner, Jacques Lotito, Yves Monnet

(VA TECH HYDRO)

ECOBulb™ stands for an integrated energy generation concept for hydro power plants, which offers improved possibilities for use by means of technological solutions (permanent magnet excitation).

New process models



for the production of stainless steel. Engineers from VAI's Automation and Process Technology Departments have used their combined metallurgy, process, process automation and information technology know-how to jointly create new process models. These models facilitate the optimisation of stainless steel production in a wide variety of qualities with regard to the chemical composition of the steel bath and the temperature curve during the process and thus make a considerable contribution to economic steel plant operation. The VAI automation system for stainless steel plants was first implemented at the end of 2001 in the ACESITA/Brazil steelworks and was met with complete customer satisfaction. Further start-ups were completed in the period up to the end of the first quarter of 2003 at ALZ/Belgium and TAIYUAN/China. The comprehensive functionality of the VAI Automation system is also to be demonstrated through its use at the special steel producer, BÖHLER EDELSTAHL/Austria, which has a very extensive product range.

Metallurgy

The new ECOBulb™ turbine



A new generation of COMPACT bulb turbines has been developed under the name ECOBulb™ for applications in small run-of-river power plants. The turbine is characterised by an innovative, low-cost, direct driven synchronous generator. The gearing frequently used for small turbines, excitement and the usual auxiliary systems are no longer required. The initial prototype of this reasonably priced and environment-friendly machine has been successfully commissioned at the AUBAS power plant in France. ECOBulb™ allows the economical equipping of plants with low dam heights with machine sets and offers a range of unsurpassed advantages. On the basis of initial experience and the planning of several plants, VA TECH HYDRO has decided to develop a series of ECOBulb™ systems for the 200 kW to 5MW output range.

Hydro Power Generation

Technologically advanced control systems



for the optimum operation of complex electrical transmission and distribution networks. For a number of years, power supply companies have been confronted by a massive transformation of their business area caused by market liberalisation, new technologies and a growing sense of environmental awareness. The increasingly complex networks that have resulted require new solutions to ensure efficient operation. In 2002, VA TECH T&D founded a joint venture with the German company, PSI AG, which is the leader in the German-speaking market for large electrical network control systems. VA TECH CNI is active on a global basis, supplying technologically advanced systems for transmission, distribution and multi-utility networks. A large number of network control system functions are available and in addition switchgear automation, control, communication and protection systems can also be provided.

Transmission and Distribution

Sustainably innovative.

Membrane activation – the sewage plant technology of the future



Conventional sewage plants use a concentrated form of the natural self-cleaning processes, which are found in all waters. Membrane activation plants function according to the same principle. However, the final step, secondary sedimentation, is not carried out through the settling of the sludge in large tanks, but by a high-performance membrane separation process. The combination of the proven activation process and innovative membrane technology offers a range of advantages, which include excellent, bacteria-free water quality. In addition, the fact that secondary sedimentation tanks are no longer required and that there is higher degradation capacity in the activation tanks means that the overall space requirement is far smaller. At present, the Nordkanal group sewage plant is being expanded to accommodate 80,000 p.e. using the membrane activation process. When the plant is completed, it will be the largest of its type in Germany.

Water Systems

Climatic wind tunnel



The world's largest climatic wind tunnel for rail vehicles, which has been built in Vienna, represented a special challenge for VA TECH ELIN EBG. Europe's fastest trains from the ICE to the TGV will be tested as complete units at speeds of up to 250 kph. These tests require controllable voltages of 200-4,000 V. VA TECH ELIN EBG has implemented a solution for this purpose, which despite the extensive voltage range, guarantees maximum measurement precision.

As part of a consortium, VA TECH ELIN EBG provided the entire technical utility systems and electronics for the building, along with the heating, ventilation, air conditioning and sanitary installations. Huge fans and refrigeration plants must be supplied with the appropriately high levels of power. In addition, VA TECH ELIN EBG also completed systems for rain and snow simulation, steam generation and the exhaust gases from diesel-powered vehicles.

Infrastructure

Mission in action: Our employees.

The CHANCE Project

▷▷ **"It is our employees who make these things happen on the basis of trust, fairness and integrity. We encourage creativity, diversity and personal development. For us, it's all about performance, commitment and a readiness to change." (VA TECH mission)**

The significant changes that have occurred in recent years within the Group due to the acquisitions, divestments and restructuring and the results of the first worldwide survey carried out among employees, provided the basis for a profound process of transformation, which commenced in 2001. In 2002, this process of transformation, which bears the name "CHANCE", was mainly focused on the implementation of our mission and improvements in managerial performance. During 18 Mission Workshops at 16 locations around the world, the Managing Board held on-the-spot discussions concerning the mission with 650 managers and employees and prepared more than 800 ideas and measures for realisation.

Since September 2002, around 500 Group managers are working on the improvement of their personal management performance within the scope of the VA TECH LEADERSHIP PROGRAMME.
Intensive communications and discussions concerning individual career possibilities were held as part of the systematic continuation of the "employee discussion" managerial instrument. Moreover, since the end of 2002, those interested in the latest job offers can go to the electronic "Job Corner". Online applications can be made and a subscription taken out for a Newsletter, which provides a constant flow of information concerning vacancies. Managers and employees from a number of locations in differing countries have been integrated in a steering committee, which has been formed for the thorough preparation and implementation of further measures, as well as the control of the complete process of change.




PERSONAL COMPETENCE
ENTREPRENEURIAL COMPETENCE
SOCIAL COMPETENCE
INTERCULTURAL COMPETENCE
PROFESSIONAL COMPETENCE
MANAGERIAL COMPE-TENCE





VA TECH Leadership Programme
Professional competence alone is not enough.

The Group work force is looking for an improvement in management performance. This important topic was integrated into the "CHANCE" programme and the VA TECH Leadership Programme prepared. Around 500 managers from all areas of the VA TECH Group are participating in this training and development programme. The objective is the enhancement of personal management performance. The soft facts such as personal, inter-cultural and social competence are allotted equal importance as the hard facts consisting of entrepreneurial and management competence. Professional skills represent a prerequisite for a manager, but they are not the topic of this programme. During four 2.5-day modules, the "students" concentrate on aspects of their personal management role. Small working groups of around 15 people from differing countries, cultures and Group areas examine their individual managerial performance. Strengths and weaknesses are subject to mutual scrutiny and personal competence is enhanced in the course of numerous practical exercises related to routine management. The groups are supported by both an external and an internal trainer, which creates a blend of outside know-how and insider managerial expertise that offers the ideal prerequisites for a programme rich in content. Four small groups undergo simultaneous training at the same location, which allows the formation of mixed, large groups of around 60 people, who can then exchange experience and discuss ideas on a cross-hierarchy and Group basis. Naturally, the Managing Board also participates in this programme. Christian Habegger and Lorenz Held, who manage the programme, also fulfil a double role as participants and internal trainers.

▷▷"If the programme triggers the same let's get going spirit in the participants as it did in those involved in the design and preparation of the Leadership Programme, then it will certainly achieve the desired success in terms of learning and experience. Implementation of our new VA TECH MISSION and accomplishment of ambitious goals, as well as co-operation based on the feeling that we are one company, require that executives develop the corresponding personal competences contained in the Leadership Programme."

nection
the
l mission
bility'
ic is
are a
fe."

stent to MD



H. sustainable solutions.



DIETMAR RUML, Project Manager ▶▶
VA TECH ELIN EBG, AUSTRIA

"The work of great musicians and artists possesses lasting value. We are now in the process emulating this sustainability."



"The cor
between
VA TECH
'sustaina
and mus
that they
way of li

◀◀ **FOLA KOLADE,** Executive Assi
VAI INDUSTRIES LTD, UK

VA TEC



"So let´s
play our
sustainable
solutions!"

EVA GRANDE TORO, Engineer CEC Auxiliary systems ▶▶
VA TECH ESCHER-WYSS GMBH, GERMANY

Members of our international Orchestra.





"Look at the harmony in the musician´s performance and the team work."

◀◀ **AMIT SENGUPTA,** GM-Sales & Marketing
VA TECH WABAG LTD., INDIA

"For me ainabiltiy eans our and only ɔ survive ɟgressive market."

PRADO, BD Products Director, ▶▶
ꟾISTRIBUICAO LTDA, BRAZIL



omer Relation Management

USA

"Good music is not primarily produced for making big money in the short term."

for a better life.





sust
m
future
way t
in the ag

CARLOS
VA TECH TRANSMISSAO &


re Proud Of
INDIA


We are committed to creating value.

Value-oriented management remuneration scheme

In order to support the sustained increase in value within the Group, 2001 saw the introduction of an EVA-based (Economic Value Added) value-oriented management and remuneration scheme among the top management. The main objective of the EVA management and remuneration system is targeted value added management and the participation of as many employees as possible in the further development process. The link between increased value and variable remuneration has the effect of ensuring that employees and the company pursue common goals and that, "Employees become entrepreneurs". EVA shows the extent to which operative business is earning the cost of capital and in how far value added is obtained. The connection with the remuneration system means that the variable income of the decision-makers is positively affected by an increase in value, but is negatively influenced should value be destroyed. In order to create a high level of incentives, a bonus bank has been created which offers remuneration that is open at the top in the case of high value creation and at the bottom should value be destroyed to an excessive extent. This encourages decision-making by the managers on the basis of sustainable value and means that a considerable variable part of remuneration is dependent on wealth creation in the various areas of responsibility. Following the introduction of the system for Managing Board remuneration, in 2001 the system was enlarged to include the top 200 Group managers around the globe and was then systematically pursued during 2002.

Management stock option programme

In 2002, the VA TECH Group launched a stock option plan for a small circle of Managing Board members and selected Group managers, whose decisions and activities have a decisive influence on VA TECH development. This scheme, which represents an extension to our systematic value orientation and reflects standard international practice, is intended to both attract managerial staff and secure their loyalty. Furthermore, should the Group develop in an especially positive manner, as measured in terms of the share price, the scheme will be used as a means of enabling the managerial group to participate in this corporate success and thus support endeavours towards sustained Group success.

At the same time, the objective is to create an additional performance incentive and a strong sense of allegiance to the Group, as well as to enhance the attractiveness of VA TECH to international managers. A prerequisite for participation in this stock option programme is an own investment in the form of VA TECH shares. One-third of the share options allocated in accordance with the own investment can be exercised following a 2-year waiting period, if the share has risen in value by at least 15%, 20% or 25%. A large percentage of managers from 13 different countries have joined the scheme and undertaken an own investment of around 1 EUR m. In doing so, they have visibly documented their transition from "employees to joint owners" of the VA TECH Group.


JUNGE WILDE
YOUNG. WILD. CREATIVE.

VA TECH International Young Professional Programme

Following the successful conclusion of the first International Young Professional Programme, a second programme was launched in February 2002, in order to secure a flow of internationally-oriented management trainees. The aim of the programme is to provide the candidates with on the job training for subsequent assignments in a managerial or specialist capacity. To this end, trainees have the chance to obtain an extensive knowledge of the VA TECH Group during a 12-month-programme and to further their own capabilities, particularly with regard to teamwork. In addition, during project work, the participants obtained international experience in a number of company areas and completed a joint Group project in the communications sector.

Having been adapted and further developed to form the VA TECH International Professional Programme, which is designed to meet specific requirements, the second programme came to a successful conclusion in January 2003. The selection programme for the next round, which begins at the end of September 2003, commenced in March.

Young & wild

The "Young Wild Ones" is a group of six creative, communicative and thought-provoking employees from all divisions of the Group and VA Technologie AG, which since last year has set things moving with a number of different initiatives.
The idea for the "Young Wild Ones" originated from the CHANCE steering group. The intention was that youth should play an active role in the creation of the corporate mission. Subsequently, at the request of the VA TECH Managing Board, they gathered feedback from young employees, which was communicated directly to the Board within the scope of the Mission road show. Once again, the intention was to achieve direct and rapid communication without reference to Group Division or hierarchies. The "Young Wild Ones" also provided active advice with regard to the design of the Leadership Programme.




MEDECINS
SANS

Our sustainable commitment. every day

The contribution to the eco-efficient supply of society with our products and services is not the only important aspect of business at VA TECH as an internationally active group of companies. As a social responsible enterprise, we also wish to contribute and lend our support in areas where we can be of rapid and effective assistance.
Social responsibility is not only a matter of course for us in our European home market, but in every country in which we have representative offices. Above and beyond our economic objectives, we carry the responsibility to ensure progress in harmony with social values. The policies and ethical principles that have shaped our Group throughout the world form the basis for our global social responsibility.

VA TECH and the Global Compact

VA TECH is the first Austrian company to support the UN Global Compact initiative. This initiative was first presented by Kofi Annan, UN Secretary-General, at the World Economic Forum in Davos in 1999 and comprises nine guiding principles in the areas of human rights, labour standards and environmental protection. Companies entering into this voluntary agreement are challenged to gear their business operations to these principles.

Sustainability Board

In order to enhance the Group's activities carried out to achieve sustainable development, the VA TECH Sustainability Board has been established as an advisory body of the Managing Board. An interdisciplinary team composed of employees from all Group areas and technical functions (quality/environmental/safety, personnel, organisational development, strategy and communications) meets on a regular basis.
You will find more on the sustainability policies of our Group in our 2002 Sustainability Report on the Internet at www.vatech.at.

Social commitment: Think global, act local.

VA TECH shows its global responsibility in local and regional commitments. Support of humanitarian, medical and pedagogical projects is an important way of furthering the social issues in sustainability.

Responsibility for generations to come

Since 1996, VA TECH has maintained a partnership with the Médecins sans Frontières organisation, under which currently it supports, in particular, a hospital and several health centres in the Province of Badakshan (Afghanistan), Mother Child programmes being the core of this project. The health care system being established for the entire region is intended to improve the medical situation of women and children and focuses on vaccination programmes, advice for pregnant women and the training of traditional midwives. A nutrition centre has been established for undernourished children as well as for nursing and expectant mothers. The training of traditional midwives is part of the Mother Child programme.

Fair business relationships

The stakeholders are the central target group in issues and discussions concerning sustainability. The Fair Trade organisation informed the participants at the Group Workshop about products from developing countries and was able to achieve sustainable success: From now on, coffee bearing the FairTrade seal of quality will be used in the canteen at VA TECH WABAG.





Masibambane College: Centre for sustainable technologies

As one of several Austrian partners, VA TECH takes part in the "Masibambane College" project. This college was founded in the Orange Farm township, South Africa, in 1996 within the scope of a high-quality training project and offers traineeship for some 400 students today. Within the scope of a student competition, a basic plan was worked out for a multifunctional building for the College Community, focusing on the implementation of sustainable technologies. Apart from its function as an educational building, the planned Sustainability Technology Centre is also intended to fulfill various functions for the community of the local population. The planned centre is not only intended to teach classic sciences such as chemistry, physics or biology but also to present sustainable technologies and ecological implications.

Helping others develop their talents

VA TECH has recognised the importance of aid and furthers creative and talented persons with mental handicaps. By supporting the Hartheim Institution, the castle of which has been newly renovated out of the funds from the Province of Upper Austria with the exhibition "Der Wert des Lebens" (Value of Life), VA TECH has provided substantial support to blend sustainability, art and culture. The objective of the project is to show how life is equally important to all people and to document the creativity of mentally challenged individuals.

Environmental management at VA TECH.

Above and beyond the classical requirements of production-related environmental protection, the products and solutions of VA TECH must meet environmental criteria in a global relationship between increased efficiency, emission reduction and extensive plant life cycles.

Customer-oriented systems

As a globally operating technology and service company, VA TECH offers a wide range of products and services on a large number of markets serving most varied customer needs. Continual improvement of all developmental and production processes is the objective of Group-wide management systems which give equal consideration to environmental, quality-related and safety-relevant aspects. With a view to customer orientation, the management systems of the various business units are to be geared to the specific needs of the markets and customers.

Integration as a success factor

The classical quality management systems are the cornerstones for the integrated management systems commonly used at VA TECH today. They serve for the management of the quality of business and management processes, performance processes and support processes. The quality of products and services, the environment and safety at the work place as well as issues relating to the operational and organisational structure form an integral whole in process management.

Environmental management in a step-by-step programme

VA TECH operates through more than 250 sales, engineering and production locations world-wide. Most of the engineering and production locations are operated on the basis of traditional quality management systems according to ISO 9001. The integration of issues relating to the environment and safety at the work place occurs as an ongoing process. It is the declared goal of VA TECH to provide a time schedule for this integration process: By the end of 2005, all major locations are to be provided with an integrated management system including both quality management according to ISO 9001 and environmental management according to ISO 14001.


CERTIFICATION
VA TECH Transmission & Distribution SA
ISO 14001 (1996)

The cultural dimension of sustainability.



Art sponsorship of international repute

On behalf of the city of Linz, the new museum building Lentos Kunstmuseum Linz is being constructed for the Neue Galerie on the right-hand banks of the Danube. The construction of Lentos, which has received substantial support from VA TECH, will consolidate the international reputation of the Upper Austrian capital as a centre of culture.

Cultural partnership

VA TECH is the main sponsor of the PRESTO association and supports the Linz Bruckner Orchestra in the development of its artistic potential. From this initiative a "cultural partnership" of initially three large-scale industrial enterprises has emerged, which was subsequently joined by a large bank as well as the city of Linz. VA TECH has repeatedly engaged excellent principals in order to make the Bruckner Orchestra a focus of attention.



"Bridges are needed where there are boundaries, barriers or divides. The ability and readiness to construct intercultural bridges are at their strongest following chance encounters with the far-flung, which prove unforgettable."

"VA TECH could win Mr. Dennis Russell Davies, the artistic director of the Bruckner orchestra and world-famous conductor, to say a few words on the topic "Building Bridges" to which the Group Workshop of this year was dedicated. Mr. Dennis Russell Davies thus argued for a bridgeover of all conventional borders both in music and in the economic life and broke a secret in telling how he succeeds over and over again in obtaining sustained results with new surprising solutions. A final speech for moving on, against repertoire thinking and in favour of team spirit."

▸ Dennis Russell Davies, "Accordingly, I have adopted the production principle that nothing should become a permanent feature and that everything should be subject to constant renewal. Every new performance is only really fresh, if it is more than just a revival. There are forms of communication, which affect targets and concepts relating to models, examples, and fundamental convictions, or in other words corporate philosophy. Let us hope that, in co-operation with our teams, we continue to succeed in creating sustainable solutions!"

Highlights.

January

VA TECH SAT receives an important order concerning a protection and control system for a substation in Brazil.

Successful start-up of a continuous caster at ANGANG Group Iron & Steel in China leads to a follow-up order for an additional plant.

VA TECH ELIN EBG is appointed as the general contractor for the completion of the Soravia Center Zar Osvoboditel office and business complex in Sofia/Bulgaria.

February

VA TECH WABAG obtains an order for Germany's largest membrane sewage plant at Karst in North Rhine-Westfalia.

The COSIPA steel plant is started up after a construction period of just 26 months and a follow-up order is obtained for a vacuum degassing plant. The entire **VAI** project encompasses a 160 t LD converter, continuous casters, secondary metallurgy plant and all the related infrastructure systems.

VA TECH ELIN EBG wins an order from the Federal Ministry of Trade, Commerce and Labour for the creation of a national real estate database using a CAFM software system (Computer Aided Facility Management).

VA TECH Transmission & Distribution is commissioned by EniPower with the supply of a 380kV substation (GIS) for the 800 MW combined cycle power station in Ravenna (Italy).

A major order is captu by **VA TECH HYDRO** the supply of new Pel turbines for the Sernf Niederenbach plants i Schwanden, Switzerla

Presentation of the fir **VA TECH Sustainabil Report.**

VA TECH ELIN EBG cements its market lea ship in the CEE count through the purchase the Slovakian electric engineering company ARTEP a.s.

VA TECH Transmissi Distribution signs a c tract with the Ceylon Electricity Board (CEE the supply, constructi installation and comm sioning of two substa tions within the scope of the



Kukule Ganga Hydro Electric Power Projec in Sri Lanka.

Clarinet, played by Charly Augschöll

'A TECH is the first \ustrian company to sign the UN initiative 'Global Compact".

'A TECH AGM approves : dividend of EUR 0.5 ›er share, a share option :cheme for approx. 200 ;roup executives and :lects Rainer Wieltsch, : member of the ÖIAG 3oard, as a member of he Supervisory Board.

'A TECH HYDRO and Vational Electric Coil NEC) USA, announce heir strategic alliance in he hydro power gene- ation sector.





VA TECH ELIN EBG re- ceives an order for the ıodernisation and enlarge- ıent of the safety systems ı the 8.3 km long Gleinalm unnel. The customer is ıe ÖSAG (Österreichi- che Autobahnen- und :chnellstraßen-Aktien- ·esellschaft).

'A TECH Transmission & ›istribution receives its rst order for a compact esign substation using (SHM) from Vietnam. The order involves the com- pletion of a new 66/15 kV substation for the Ho Chi Minh City Power Company at Xa Lo.

May

VA TECH HYDRO and MAB Anlagenbau com- plete a new gas and steam turbine power plant for the modernisation of the district heating supply system in Munich. **VA TECH WABAG** supplies the boiler feed water treatment system.

VA TECH HYDRO obtains an order for a pumped storage power plant in Tongbai (China).

VA TECH WABAG receives a new manage- ment, which has the clearly defined task of restructuring the Water Systems Division

VA TECH ELIN EBG heads a consortium with MAB Anlagenbau for the completion of an order from IKEA Moscow for the supply and installation of the mechanical and elec- trotechnical systems for the IKEA Shopping Centre at Rose Lake/Moscow.

Start of the joint Energie AG Oberösterreich and VA TECH Hydro "Straflo Matrix™" project for the further development of the HYDROMATRIX® tur- bine.

Order from the China Na- tional Machinery Import & Export Corporation for a waste water treatment plant for the Chinese city of Nantong (**VA TECH WABAG**).

VA TECH Transmission & Distribution receives two major orders for the lar- gest combined cycle power plant yet planned at Immingham, North Lincolnshire, UK.

VA TECH ELIN EBG strengthens its compe- tence as a complete supplier in the building utilities sector through the acquisition of the Carinthian company, "Pfrimer & Mösslacher Heizung Lüftung Sanitär GmbH".

July

Order for indoor switch- gear for the supply of the Olympic village for the 2004 games in Athens (**VA TECH Transmission & Distribution**).

Sale of an 80.1% interest in **VA TECH ELIN EBG** Motoren to Traktionssy- steme Austria.

August

VA TECH ELIN EBG captures a major order for the complete technical facility systems at the new Linz Accident Hospital.

September

Acceptance of **VA TECH** into the "FTSE4Good" sustainability index, which has been created for socially responsible investors.

Production of the one millionth metric ton of hot briquetted iron at **ORINOCO IRON**, Venezuela, using the **VAI**-developed and supplied FINMET® process. At present, this technology represents the only com- mercially viable fine ore, direct reduction process.

October

VA TECH HYDRO and General Electric receive a major order for the completion of a combined cycle gas and steam turbine power plant at Coolkeeragh, Northern Ireland.

Turnkey order for **VAI-Pomini** and **VAI-India** for the expansion of the Bhilai rolling mill in India.

Modernisation and auto- mation of the Westfalen- hütte/Dortmund, which was purchased from Thyssen Krupp by Jiangtsu Shagang, disas- sembled by 800 Chinese specialists and then reas- sembled on the Yangtse- kiang Delta in China (**VAI**).





November

Following an online auction, **VA TECH ELIN EBG** receives an order from AUDI AG (Toolmaking Division) for the supply of the electrotechnical systems for the A6 body in white line at the Neckarsulm plant in Germany.

Foundation of a joint venture by **VA TECH Transmission & Distribution** and the Guangzou Yue Xin Mechanical and Electrical Group for high-voltage transmission and distribution plants for the Chinese market.

VA TECH Transmission & Distribution receives an order from KESH (Korporata Elektro Energjitke Shqiptare), the national Albanian power company, for the enlargement of seven 110/20 kV switchgear units in Albania.

Hand-over of Europe's largest sludge drying plant with integrated wastewater treatment system (membrane reactor) at Daldowie/Scotland by **VA TECH WABAG.**

ELIN EBG Traction to deliver 33 TALENT motor coaches to the NordWestBahn. With this order, over 300 motor coaches from this series have now been sold, making it one of the most successful in Europe.

December

VA TECH HYDRO wins a major order for the modernisation of the Linz Mitte district heating plant through the completion of a new turnkey gas fuelled combined cycle plant with district heat bleeding.

Equipping of the Da Pu Guangxi run-of-river power plant in China with bulb turbines und generators by **VA TECH HYDRO.**

VA TECH ELIN EBG obtains an order from the BMW Group for the complete electrotechnical systems for the restructured paint shop at the BMW plant in Regensburg, Germany.

First major international order for **VA TECH CNI**, the VA TECH and PSI joint venture. VA TECH CNI (VA TECH CNI Control, Networks & Information Management) has been commissioned to supply a network control system for the largest Malaysian energy supplier, Tenaga Nasional Berhad (TNB).


Brief intermission.

The Status Report for the 2002 financial year follows.

The Status Report published in this Annual Report is the complete version duly examined and certified by the Auditors.

This Status Report also contains statements and forecasts relating to future economic and Group developments. All such forecasts represent estimates made on the basis of the information available and therefore can deviate from the actual future developments.

The Economic Climate

Economic situation in 2002 shows differing regional trends

2002 was characterised by the continual scaling down of forecasts concerning global economic growth. The initial predictions for 2002 still contained estimates of over 3%, but these were quickly reduced. Finally, global growth amounted to 1.7%, a figure bolstered primarily by developments in China (over 7%), the CEE countries and Russia (around 4%).

Stagnation in consumer spending put a brake on growth in **Western Europe.** Furthermore, investment remained at a low level and expansion in the services sector slowed. All in all, economic growth in Western Europe was again halved over the preceding year (2002: 0.7%, 2001: 1.5%).

The downturn was particularly acute in **Germany,** where growth only amounted to 0.5%. This minimal growth was supported by exports, as investment and private consumer spending both fell. **Austria's** performance was slightly better with growth of 0.9%.

Investment in the European iron and steel industry continued to be low-key. Crude steel production in 2002 stayed at the level of the preceding year. Investment focused on rationalisation and increased value added. Development in the power generation and distribution sector was more stable. Here, too, investments in plant revamping and revitalisation predominated. The water technology branch was especially hard hit in Germany and Austria due to a downturn in the municipal market.

In 2002, the **states of Central and Eastern Europe** provided positive impulses. Despite the difficult, general economic situation, the EU candidate countries remained on a steady growth course. The impetus for this expansion was provided by solid domestic market demand. The candidate countries demonstrated growth of 2.2%.

The positive turnaround in the **Russian economy** was also maintained in 2002. Growth rose for the third year in succession and amounted to over 4%.

The critical situation in the financial markets led to a loss of investor confidence in **North America.** Private consumer spending, which had previously proved extremely robust, also weakened in the wake of share price losses.

Growth totalled 2.2%, not least due to the supportive economic policies of the USA. These involved numerous interest rate cuts by the Federal Reserve Board and tax reductions aimed at shoring up available income.

Tangible price increases in the steel industry during the second half of 2002 had little effect on investment.
Small, initial steps were made in the consolidation process within the North America steel industry.

The reticence with regard to investments in the US energy generation sector led to a downturn in the transformer market, although the network sector remained stable.

Latin America had a very difficult year, suffering overall economic decline of 0.6% over the preceding year. Above all, the region suffered due to the crisis in Argentina. The collapse of this economy created a loss of confidence throughout the region. Under these circumstances, investment overall was modest.

During 2002, **Asia** was characterised by local market demand. The downturn in the North American economy and slow development in Europe led to a decline in exports and a reorientation with regard to the creation of a basis for solid consumer demand. **China,** the only national economy to demonstrate continuous growth over a long period, is increasingly becoming an engine for growth.

The Asian economy grew by 5.9%, largely due to Chinese expansion of 7.5%.

China's special economic position is also mirrored by iron and steel industry investment. China increased its production by 20% in 2002, largely through new capacity. Investment in hydro power and power transmission and distribution also showed a pleasing development.

The unstable political situation influenced development in the **Near/Middle East.** The region as a whole showed growth of 2.5%, which in view of the uncertainties surrounding Iraq can be regarded as a positive performance. However, price pressure also remained high in the energy sector during 2002.

A detailed overview of market development in the individual VA TECH business areas is available in the divisional reports.

Sources: Austrian WIFO, OECD Outlook, German Institute of Economic Research, engineering and capital goods sector analyses from investment banks.

Business Development 2002

Scope of consolidation

If 2002 is compared with 2001, the main change in the scope of consolidation relates to the sale of VA TECH Transport- und Montagesysteme (TMS). The company was sold in November 2001 to the French group, GTIE, and deconsolidated with effect from September 30, 2001. A further change related to the sale of ELIN EBG Motoren GmbH to Traktionssysteme Austria in July 2002. This company was deconsolidated on September 30, 2002.

In order to facilitate comparison of the 2002 and 2001 key figures, the 2001 indicators were adjusted and are reported without the book gains from the sale of voestalpine shares and discontinued operations (elimination of the earnings from the sale of 80.1% in VA TECH VOEST MCE as per January 1, 2001, and the company data from TMS, which was sold in November 2001). The remaining 19.9% interest in MCE VOEST was sold to the Andlinger Group, the majority shareholder, in December 2002. The ai informatics company has now been integrated into the Infrastructure Division and is no longer reported under "Group Services and Consolidation".

Accumulated order intake 2000 - 2002 (EUR m)


915
1824
2763
3894
1069
2050
3212
4551
4349
3011
1910
966
1045
2211
2938
4125
2000
2001
2002
Quarter 1
Quarter 1-2
Quarter 1-3
Quarter 1-4
— Comparable basis

Order intake

Order intake down slightly

Due to the numerous uncertainties affecting the international economic situation, the VA TECH Group made selective order intake and the focus on orders with positive result quality a priority. Despite this restrictive policy, new orders worth EUR 4,125 m were received, which represents a clear indication of the trust of customers in the Group's capabilities.

At EUR 4,125 m, order intake in 2002 was 5% down on the comparable figure for the preceding year of EUR 4,349 m (excluding TMS in 2001).

The largest order intake in 2002 was achieved by the Transmission and Distribution Division with 29% of total volume. In regional terms, Europe continued to dominate with 63%.

Order intake by division 2002


18% Infrastructure
25% Metallurgy
5% Water Systems
29% Transmission and Distribution
25% Hydro Power Generation
-2% Group services and consolidation

Order intake by region 2002


8% Near and Middle East, Africa
18% Asia/Pacific
63% Europe
2% South America
9% North America

Solid order backlog

In comparison with the preceding year, order backlog at the end of 2002 was down by 8% at EUR 3,961 m.
This is a solid base and corresponds to the annual sales of EUR 3,872 m.

The Metallurgy Division had a 24% share of order backlog, Hydro Power Generation 35%, Transmission and Distribution 23%, Water Systems 8% and Infrastructure 13%. VA TECH Group services and consolidation totalled minus 3%.

Order backlog by division 2002


13% Infrastructure
24% Metallurgy
8% Water Systems
23% Transmission and Distribution
35% Hydro Power Generation
-3% Group services and consolidation

The fundamental change in the order structure during recent years was also clearly recognisable in 2002. The number of orders awaiting final clearing rose from 8,878 in 1998 to just over 15,700 at the end of 2002. Moreover, orders had an average size of TEUR 470, a fall of 34% since 1998. This wide order spread naturally reduces risks and the dependence on individual major projects.

	1998	1999	2000	2001	2002
Number of orders in the backlog[1]	8,878	13,723	20,273	18,396	15,734
Average order size in TEUR	711	476	362	391	470

[1] All open orders

Earnings situation

Sales at the level of the preceding years

In 2002, reporting in the VA TECH profit and loss statement was altered to the cost of sales method. This alteration is in line with the international trend.

At EUR 3,872 m, sales in 2002 remained at the 2001 level (EUR 3,868 m on a comparable basis). Sales also include the interest derived from the balance between advance and partial payments made and received amounting to EUR 99 m (2001: EUR 91 m).

The major share of total Group sales was provided by the Transmission and Distribution Division with 32%, while the strongest sales growth was demonstrated by the Hydro Power Generation Division with 13%. Europe was also VA TECH's main market in terms of sales (58%).

From a regional perspective, the biggest rise in sales derived from the Asian region with an 18% increase to EUR 545 m. Positive developments in China in both the metallurgical and energy industries represented a decisive factor in this figure.

58% of Group customers in 2002 came from Europe, Austria leading the way with a 16% and Germany with a 9% share of total sales.

Accumulated sales 2000-2002 (EUR m)


928
1863
2766
3985
846
1792
2743
3999
3868
2612
1699
803
863
1788
2680
3872
2000
2001
2002
Quarter 1
Quarter 1-2
Quarter 1-3
Quarter 1-4
— Comparable basis

Sales by division 2002


17% Infrastructure
26% Metallurgy
7% Water Systems
32% Transmission and Distribution
20% Hydro Power Generation
-2% Group services and consolidation

Sales by region 2002


9% Near and Middle East, Africa
14% Asia/Pacific
6% South America
13% North America
58% Europe

Profit and loss statement

EUR m	2000[1]	2001	2001 comparable basis[2]	2002	P&L structure	Change comparable basis[2]
Sales	3,985	3,999	3,868	3,872	100%	0%
Costs of goods sold		–3,319	–3,201	–3,201	83%	0%
Gross profit		680	667	671	17%	+1%
Other operating income		245	173	132	3.4%	–24%
Marketing and sales expenses		–285	–280	–245	6.3%	–13%
Administration expenses		–293	–291	–280	7.2%	–4%
Other expenses		–201	–199	–149	3.8%	–25%
EBITA	125	146	70	129	3.3%	+84%
Amortisation of goodwill	–32	–63	–63	–46	1.2%	–27%
EBIT	93	83	7	83	2.1%	+
Financial result	–51	–41	–116	–174		–50%
thereof write-down of the Babcock Borsig Power investment				–44		
EBT	42	42	–109	–91		+17%
Taxes	–9	–36	–30	–14		–53%
Extraordinary result	–6	–	–	–		–
Minority interests	4	26	26	12		–54%
Profit/loss for the period	30	32	–113	–93		+18%

[1] Use of the cost of sales method in 2002
[2] In order to facilitate the comparison of the key figures, the 2001 results were adjusted for "discontinued operations" (VA TECH TMS and income from the sale from VA TECH VOEST MCE), as well as for the book gain from the sale of voestalpine shares.

In addition to sales, the gross profit was also at the level of the previous year (2002: EUR 671 m). Accordingly, in comparison to 2001, the gross margin remained constant at 17%.

Group administration expenses amounted to 7.2% of sales, marketing and sales expenses to 6.3%. All the reported expenses include personnel costs, as well as depreciation on assets. Group personnel costs totalled EUR 975 m (2001: EUR 1,038 m), which represented 25% of sales. Depreciation (excluding amortisation of goodwill) in 2002 amounted to EUR 73 m. This figure has remained virtually unchanged during recent years and provides a ratio of 2% to sales, a value that indicates the low level of capital bound up in manufacturing facilities.

The predominant part of Group value added derives from technology and plant related engineering. Plant components are manufactured only where this is required for the retention and strengthening of core competences. During project realisation, not only the internationality of Group customers is of significance, but also the exploitation of the opportunities available in the global sourcing markets. The integration of local purchasing partners provides benefits with regard to cost structure (local wage costs, reduced transport expenditure), during project realisation as a result of the use of local financing, and also via the flexibility available for the sourcing of products and services in a more favourable currency zone. A focus in the sourcing sector was therefore laid on China, Korea, Brazil, India, Turkey and Eastern Europe. Moreover, activities in the electronic sourcing sector (electronic catalogue systems and auctions) were intensified.

Results

Significant improvement in the operative result

Earnings before interest, taxes and goodwill amortisation (EBITA) showed a very positive development and increased on a comparable basis from EUR 70 m to EUR 129 m. This result contains expenses for restructuring of EUR 33 m, mostly relating to the Metallurgy and Transmission and Distribution Divisions.

Hydro Power Generation contributed the largest share of EBITA with EUR 62 m, followed by Transmission and Distribution with EUR 60 m.

After the deduction of goodwill amortisation of EUR 46 m, Group earnings before interest and taxes (EBIT) totalled EUR 83 m. This means that EBIT was raised from the comparable level of EUR 7m in the preceding year to reach the reported result for 2001 including all its special aspects.

Consolidated EBIT is comprised of the operating result from the Metallurgy Division of EUR 6 m, Hydro Power Generation EUR 56 m, Transmission and Distribution EUR 50 m, Water Systems minus EUR 55 m, Infrastructure EUR 32 m and Group services and consolidation with minus EUR 6 m. The negative result of the Water Systems Division contained one-off effects such as restructuring costs derived from the reduction in the work force, extraordinary amortisation on goodwill and negative operative effects caused by the Babcock Borsig Power insolvency.

Group services and consolidation contain expenses for Group management, the results of service companies, movements in consolidated provisions and inter-divisional result consolidation.

The Babcock Borsig Power insolvency led to an adjustment in the receivables of EUR 4.7 m, which is contained in the consolidated EBIT for 2002.

The 2002 financial result amounted to minus EUR 174 m, following minus EUR 116 m in 2001 on a comparable basis. This figure includes the write-down of the holding in the German company BABCOCK BORSIG POWER amounting to a book value of EUR 44.4 m. This amortisation was necessary following the company's insolvency application at the beginning of July and the fact that it is now involved in related proceedings.

The book amortisation had no effect on liquidity and cash flow, but did have a negative influence on earnings before taxes (EBT). These amounted to minus EUR 91 m following minus EUR 109 m in 2001. The profit/loss for the period, including the EUR 44.4 m write-down of the BABCOCK BORSIG POWER holding, amounted to minus EUR 93 m (following minus EUR 113 m on a comparable basis in the same period of the preceding year).

Accumulated EBITA 2000-2002 (EUR m)


0
65
97
125
34
68
88
146
63
70
35
3
18
36
74
129
2000
2001
2002
Quarter 1
Quarter 1-2
Quarter 1-3
Quarter 1-4
— Comparable basis

Accumulated EBIT 2000-2002 (EUR m)


-5
52
78
93
26
52
64
83
29
19
-5
7
11
20
49
83
2000
2001
2002
Quarter 1
Quarter 1-2
Quarter 1-3
Quarter 1-4
— Comparable basis

Restructuring expenses (EUR m)	2000	2001	2002
VA TECH Group	30	43	33

Liquidity (EUR m)	2000	2001	2002
Gross liquidity	913	953	822
– Interest bearing debt capital	–766	–974	–739
= Net liquidity	147	-21	83
Equity including minority interests	596	632	505
Gearing %	–25%	+3%	–16%

Asset and financial situation

Group balance sheet reporting has been redefined in order to better accommodate the maturity factor in the presentation of assets and liabilities. As compared to the preceding year, the balance sheet total fell by 12% to EUR 3,647 m.

The assets contain 33% non-current assets. The tangible assets included in this figure constituted only 12% of the balance sheet total, which underlines the low asset intensity in engineering business. The goodwill share of assets fell from EUR 420 m in 2001 to EUR 378 m in 2002.

There was a fall in virtually all the items contained in the current assets, particularly with regard to trade accounts receivable (from EUR 1,250 m to EUR 1,104 m) and cash and cash equivalents (from EUR 792 m to EUR 648 m).

Equity including minority interests amounted to EUR 505 m, which results in an equity ratio of 14%. Asset coverage, the ratio of equity to fixed assets, totalled 52%.

Non-current liabilities were reduced, the liabilities to banks falling by 20% from EUR 630 m to EUR 502 m. Current liabilities were cut from EUR 2,401 m to EUR 2,202 m, or 60% of the balance sheet total.

Interest bearing liabilities (EUR 739 m) consisted of long-term export loans of EUR 300 m, other long-term loans of EUR 267m and short-term money market loans and current account borrowing of EUR 172 m. The long-term to short-term ratio amounted to 77%: 23%. Average interest at the end of 2002 stood at 3.8% p.a. and 19% of the total sum are secured by VA TECH.

As at December 31, 2002, working capital, the balance from the non-interest bearing, operative asset and debt capital items, amounted to minus EUR 249 m, following minus EUR 119 m in the preceding year. Working capital amounted to minus 6% of sales (2001: minus 3%).

Sizeable improvement in liquidity during the second half-year

As a result of the changes in market conditions, such as the trend towards smaller contracts, and as a consequence of the acquisitions made in recent years, the Group financing structure has undergone a fundamental transformation. During 2002, customer advance payments as a percentage of sales stabilised at a level of 67% (109% in 1999; 70% in 2000; 62% in 2001).

Group gross liquidity, the total of all liquid assets, fell from EUR 953 m in the preceding year to EUR 822 m in 2002. Following the deduction of interest bearing debt capital of EUR 739 m (2001: EUR 974 m), the net liquidity on the balance sheet date was positive, amounting to plus EUR 83 m (2001: minus EUR 21 m).

Accordingly, gearing amounted to minus 16%. This development is all the more pleasing, as at June 30, 2002, the figure was still 9%. It was achieved through systematic cash management throughout the Group, as well as a programme of current receivable sales amounting to EUR 81.9 m.

Balance sheet (abridged version) EUR m	2000	2001	2002	Structure	Change 2001/2002
Non-current assets	1,550	1,384	1,186	33%	–14%
Current assets	2,390	2,749	2,461	67%	–10%
Assets	**3,940**	**4,133**	**3,647**	**100%**	**–12%**
Equity including minority interests	596	632	505	14%	–20%
Non-current liabilities	1,072	1,100	940	26%	–15%
Current liabilities	2,272	2,401	2,202	60%	–8%
Equity and liabilities	**3,940**	**4,133**	**3,647**	**100%**	**–12%**

Cash flow, investments, acquisitions

Free cash flow again positive

At EUR 20 m, cash earnings in 2002 were higher than in the preceding year. The operating cash flow of plus EUR 97 m derived from active debtor and creditor management.

The cash flow from investing activities totalled EUR 4 m in 2002. Investments in tangible and intangible assets amounted to EUR 71 m, as opposed to EUR 89 m in 2001. There was no outstanding single investment in 2002, but rather a concentration on replacement and rationalisation. 30% of the investments involved related to IT. Investments centred mainly on Europe and North America.

Investments in shareholdings totalled EUR 27 m in 2002 (2001: EUR 50 m). No major acquisitions of note were made in 2002. Accordingly, Group free cash flow amounted to a positive total of EUR 101 m (2001: minus EUR 82 m).

In 2002, liabilities to banks were reduced by EUR 257 m, which was the most significant shift in cash flow in the financing area.

A resolution was approved at the AGM on April 17, 2002, permitting a conditional capital increase of up to 1.5 million shares within the framework of a stock option programme.

(EUR m)	2000	2001	2002
Cash earnings	46	–10	20
+ Change in working capital	–199	–192	+77
= Cash flow from operating activities	–153	–202	97
+ Cash flow from investing activities	–109	120	4
= Free cash flow	–262	–82	101

Cash flow, investments and acquisitions

(EUR m)	2000	2001	2002
Cash flow [1]	46	–10	20
Investments in tangible and intangible assets	126	89	71
Investments in shareholdings [2]	153	50	27

[1] Cash earnings
[2] Purchase price and new foundations

Key figures for acquisitions in recent years

(EUR m)	SEHV[5]	Escher Wyss[1]	KME[1]	WABAG[1]	FPR[2]	EZ Praha[2]
Sales	360	191	283	115[3]	357	107
Employees	2,435	1,545	1,326	415[3]	3,300	1,427
Purchase price[4]	–	130	56	24	196	16
Goodwill[6]	0	80	151	13	94	9
Initial consolidation	1.1.2001	1.1.2000	31.12.1999	1.4.1999	1.1.1999	1.1.1998

[1] Key figures for 1999
[2] Key figures for the acquisition year 1998
[3] Key figures for the consolidation period (1.4.1999 – 31.12.1999)
[4] *Including acquired cash and cash equivalents*
[5] Schneider Electric High Voltage and High Voltage Transformers, figures 2000
[6] Updated figures as at December 31, 2002

Result and value-oriented indicators 2000 – 2002

The following table shows the most important result ratios, as well as selected, value-oriented key figures of the group.

In 2002, the return on sales (ROS) fell from 3.7% to 3.3% due to lower extraordinary amortisation on goodwill compared to last year. If an adjustment is made for this special factor, then the ROS remained virtually unchanged.

As compared to the preceding year, the return on capital employed (ROCE) feel from 1.9% to 1.2%, although the average Group capital employed was cut from EUR 1,929 m to EUR 1,821 m, largely as a result of systematic working capital management. In addition to the aforementioned reduction in extraordinary amortisation on goodwill, the lower ROCE figure can be traced to increased tax expenditure for foreign companies and operational facilities.

	Result ratios		2000	2001	2002
ROS[1]	VA TECH Group	%	3.1	3.7	3.3
	Metallurgy	%	–2.5	–6.4	1.6
	Hydro Power Generation	%	5.1	6.5	8.1
	Transmission and Distribution	%	6.8	5.3	4.8
	Water Systems	%	3.8	3.0	–13.5
	Infrastructure[5]	%	5.0	4.8	5.4
ROE[2]	VA TECH Group	%	6.4	5.5	–17.9
ROCE[3]	VA TECH Group	%	2.6	1.9	1.2
	Metallurgy	%	–4.5	–10.4	–0.5
	Hydro Power Generation	%	5.6	7.3	8.6
	Transmission and Distribution	%	3.2	6.2	5.8
	Water Systems	%	3.8	3.5	–39.2
	Infrastructure[5]	%	5.0	8.3	5.1
WACC[4]	VA TECH Group	%	8.4	8.5	8.0
Average capital employed					
	VA TECH Group	EUR m	1,911	1,929	1,821
	Metallurgy	EUR m	690	666	591
	Hydro Power Generation	EUR m	266	286	295
	Transmission and Distribution	EUR m	443	600	655
	Water Systems	EUR m	124	80	81
	Infrastructure[5]	EUR m	215	268	269
	Group services and consolidation	EUR m	173	29	–70

[1] ROS = EBITA/sales
[2] ROE = profit/loss for the year plus the result from discontinuing operations/average equity
[3] ROCE = NOPAT (net operating profit after taxes)/average capital employed
[4] Weighted average cost of capital
[5] Key figures in 2000: VA TECH ELIN EBG; from 2001 VA TECH ELIN EBG and ai informatics

Risk management

The successful management of risks is a major success factor, particularly with regard to engineering business in the capital goods industry where the priority is to identify, evaluate and manage risks using appropriate measures.

A basic factor in risk assessment is economic development. As every branch is at least partially subject to a cyclical trend, prior judgement of the supply and demand situation is of major significance.

The VA TECH branch mix has demonstrated that our key customers groups (metallurgical, energy and infrastructure branches) are subject to differing branch business trends and cycle peaks. Consequently, to some extent a cyclical equalisation has been achieved.

Project business is prone to risks, which can extend from uncertainties during the tendering process and order intake to the completion of the project in line with the contract. In order to manage these risks, specific business directives exist for each VA TECH Group division.

Projects showing certain risk indicators are to be presented to the VA TECH Managing Board pior to the tender phase. An integral part of any order calculation is the preparation of a risk analysis concept, which is updated on a quarterly basis.

Risk analysis also incorporates geographical risks in the form of individual country ratings. Project realisation is tracked in the business area within the framework of institutionalised, quarterly monitoring. In addition, individual projects are partially subject to on-going internal auditing. The change in project structure and the reduction in the average size of orders has naturally led to improved risk distribution.

An internal controlling system is implemented for debt, interest and currency, investment and liability assumption risks. Group directives basically regulate risk management in the financial area, while operative support is provided by the pooled know-how in the Group treasury.

An important factor is Group auditing, which has the task of identifying and correcting gaps and weaknesses both in organisational procedures and in the operative planning and realisation of projects.

Research and development

During the past year, the VA TECH Group invested a total of EUR 86 m in product and process innovation. There was increased concentrations on development projects, which promise maximum profitability and customer advantages. In view of the fact that major projects such as Eurostrip® have now entered the marketing phase, the tendency in the Metallurgy Division was towards smaller and medium-sized innovation projects for process optimisation.

In the Hydro Power Generation Division, innovative improvements in design and manufacture opened up economically interesting perspectives for the use of turbines (e.g. STRAFLOMATRIX™).

The focus in the Transmission and Distribution Division was on the development of solutions for the management of complex electrical networks and transmission system optimisation. The continuing liberalisation process led to additional, focused solutions in the area of automation, control and protection systems.

Product and process innovation 2000 – 2002 (EUR m)


98
95
86
2000
2001
2002

Product and process innovation by division 2002


11% Infrastructure
4% Water Systems
31% Metallurgy
36% Transmission and Distribution
18% Hydro Power Generation

The Group divisions, whose competitive strengths are characterised by technological product and process developments, e.g. Metallurgy and Transmission and Distribution, have a relatively higher level of investment expenditure as compared to those with a greater emphasis on services (e.g. Infrastructure).

A major factor in successful research and development work is formed by national and international co-operation with research centres and universities. VA TECH is working with around 190 institutes in 15 countries such as Hagenberg Polytechnic, the universities of Linz, Graz, Vienna, Leoben, Austrian Research Centers; Stuttgart, Aachen, Braunschweig, Bremen, Clausthal, Dresden, Wismar, Jena, Karlsruhe, Leuna, Hanover, Freiberg; Lausanne; Padova; Pretoria, Natal; Orleans; Leicester, Strathclyde, Sheffield, Cambridge, Oxford; Carnegie Mellon, Chicago; Beijing and the Fraunhofer, Laboratorité de Machines Hydrauliques (CH), Fluid Dynamics (CH), Laboratoire de Mecanique des Fluides (CH), Wissenschaftliches Rechnen (CH), Strömungsmechanik und Hydraulische Strömungsmaschinen (D), Christian Doppler (A), Zentrum für Elektronenmikroskopie (A); Fundamentals Limited (UK), Centre de Physique Atomique de Toulouse (F), Institute National Polytechnique de Grenoble (F), Centro Electrotechnico Spezimentale (I) institutes, as well as the CRM/Belgium, IRSID/France, CSM/Italy, MEFOS/Sweden und RIST/Korea metallurgical research institutes.

A total equivalent of approximately 560 employees were active on research and development projects. At present, VA TECH has over 5,000 patents and patent registrations, which represent a tangible indication of our powerful technological competitive position.

In order to support on-going improvements and the realisation of new ideas in the Group, the "VA TECH Leonardo" innovation competition is held on an annual basis (details in the "Our Innovations" section).

Human resources

As at December 31, 2002, the Group had a work force of 17,725. The reduction of 6% over the preceding year resulted from the restructuring measures and structural changes in the respective divisions.

Employees by division	2000	2001	2002
Metallurgy	4,136	4,012	3,364
Hydro Power Generation	2,955	3,151	3,098
Transmission and Distribution	4,367	6,691	6,541
Water Systems	835	827	788
Infrastructure[1]	8,871	4.004	3,571
Others	177	162	363
Total	21,341	18,847	17,725

[1] Including ai informatics

Employee qualification structure


25% University and polytechnic graduates
34% Secondary school graduates
10% Other employees
31% Employees with specific technical training

51% of the work force was comprised of trained engineers and more than half of Group employees are graduates from a university, polytechnic or higher secondary school. Over EUR 6 m were spent on educational and further training measures in 2002. Not only employee training in the technology and services areas, but also apprenticeship schemes (2% of employees) are of major importance to the quality of our products and services. Further information on the subject of human resources and organisational development is contained in the "Our Employees" section.

Employees by country (in %)	2000	2001	2002
Austria	48	42	44
France	3	10	10
UK	8	9	10
Germany	13	8	8
Italy	1	4	4
India	4	5	3
Czech Republic	4	3	3
Mexico	3	3	3
USA	3	3	3
Switzerland	2	2	2
Rest of Europe	4	3	3
Rest of world	7	8	7

Outlook for 2003

The general economic situation continues to be characterised by relative insecurity and a reticence with regard to investment. All economic research institutes forecast rather difficult market conditions for 2003.

Apart from purely economic uncertainties (such as a restrictive approach to investment in the capital goods industry, surplus capacity in the steel sector), political instability in a number of regions means that expectations are limited with regard to a recovery in the global economy.

In view of this scenario, growth of approximately 2% is anticipated in Western Europe, which will be largely borne by consumer spending. By contrast, growth in Germany will be below this figure. From a current perspective, Austria should end up slightly above the European average.

The states of Central and Eastern Europe have managed to maintain their solid growth course. Their growth will total around 3%.

The US economy is expected to grow by 2.6%, which is a slightly better figure than that achieved in 2002.

The economic and financial conditions in South America are likely to remain tense. Forecasts for the region allow growth of 3% to be awaited.

Asia will remain the driving force behind global growth, with China taking the lead thanks to economic growth in excess of 7%. Economic forecasters predict growth of around 6% for Asia as a whole.

Stable global market volume in the metallurgical plant building area

The global market volume in the metallurgical plant building sector is expected to stabilise at between EUR 6 and 7 bn. In Western Europe, the emphasis will be on modernisation orders, while the CEE market will continue to improve. Despite the tangible price increases for steel products in North America, the effects on investment among steel producers have been modest.
South America remains politically unstable and this has a negative influence on investment.
Only moderate growth is expected in Asia, with the Chinese market as the positive exception. Indeed, China will continue to be an economic driving force in 2003.

Stable development in the energy sector, but cautious approach to investment particularly in the USA

All in all, the electricity industry continues to grow and show a readiness to invest. The focus of business activity is on modernisation and increased efficiency and less on the construction of new large-scale hydro power plants.

Exceptions to the rule are primarily supplied by China, Brazil, Turkey and India, which are focused on hydro power and demonstrate stable plant potential. Service and rehabilitation business in Europe shows slight growth, while it remains unchanged in the USA.

A short-term recovery in the US market for combined cycle power plants is not anticipated, but stable development in Europe is likely.

Transmission and Distribution with differing tendencies

Further growth is predicted in the Transmission and Distribution sector as a consequence of the growing global demand for power. However, in the short-term, regional development will vary.

Investment in Europe should remain stable in 2003. A short-term improvement in demand in North America cannot be expected and South America will remain weak. The market in the Near/Middle East continues to suffer from the current potential for conflict, but a positive investment climate is anticipated in Asia, above all with regard to China.

Water technology seriously affected by hesitant investment

Despite the generally high level of market potential in both the drinking water and wastewater treatment sectors, there is an evident unwillingness to invest in both the industrial and municipal sectors in Central Europe. No improvement is forecast for the municipal sector in Germany, due mainly to budget restrictions. Positive developments are expected to continue in the key Eastern European market, where the entry into the EU providing the driving force. Asia has a clearer focus on environmental issues following its economic recovery, while in North Africa there is strong demand for clean drinking water and the replacement of outdated plants.

Infrastructure in a stable economic situation

The low level of economic growth predicted in Western Europe and in Austria is unlikely to generate fresh impetus in the infrastructure services and electromechanical plant sectors. However, stable business volumes in the building technology, industry, utilities and facility management are expected to be maintained. Sizeable investment can be expected in Eastern Europe.

The general economic conditions do not permit any hopes of a recovery in the IT branch. However, once again there is a demand backlog in Eastern European markets.

VA TECH Group

The international framework for the 2003 financial year is subject to numerous political imponderables and a cautious attitude to investment. The effects on the capital goods industry of a possible outbreak of hostilities in the Middle East are difficult to predict.

Order intake and sales in the order of magnitude to those of the past year are anticipated for 2003. The main objective for this year is a sustained improvement in earnings power through further measures aimed at raising efficiency and cost reduction, as well as the securing of a positive situation with regard to Group liquidity.

No major investments in fixed assets are planned for the coming years and from a current viewpoint no large-scale acquisitions are foreseen for 2003.

Following the successful conclusion of restructuring measures in the Metallurgy Division and despite the unfavourable market situation in the Water Systems Division, the aim is to further improve the operating result in 2003 and to achieve a clearly positive net result.

As is clear from the spread of the key indicators in recent years, the majority of our sales and results will be obtained in the second half of the year.

Special events after the balance sheet date of December 31, 2002

No special events subject to mandatory reporting occurred after the balance sheet date of December 31, 2002.

Development of the five divisions 2002.

Metallurgy

Market situation – steel production in China provides positive impulses

Development in our steel and aluminium industry markets during 2002 was influenced by the subdued international economic situation and further company concentrations.

Global crude steel production, which is an important indicator of branch development, rose from 850 million metric tons in 2001 to the record level of 900 million metric tons in 2002 (+6%). The main source of this expansion was China, which raised its production by 30 million metric tons (+20%). The remainder of the increase was spread around the world.

Production capacity und crude steel production 2002

(m tons)	Production capacity	Crude steel production	Production change 2001/2002
EU (15)	204	159	± 0%
China	200	182	+ 20,3%
Japan	144	108	+ 4,7%
USA	108	92	+ 2,5%
Russia	73	59	+ 1,9%
Ukraine	57	34	+ 2,9%
Others	340	266	+ 4,7%
World	1126	900	+ 5,9%

Source: OECD; IISI (International Iron and Steel Institute)

Steel consumption per capita 2002 (kg finished steel)

Region	kg
EU (15)	368
Rest of Europe	167
CIS	119
North America	276
South America	78
Africa	28
Middle East	138
China	152
Asia (except China)	101
World total	140

Source: IISI (International Iron and Steel Institute); Short Range Outlook for Steel Demand, October 2002

While production in the EU stagnated, it rose slightly in other important steel regions such as the CIS, North America and Japan. The increase in North America was primarily due to the start of a consolidation process within the US steel industry and the simultaneous effects of tariffs on imports. As a consequence of the resulting shortages, US steel prices rose by as much as 60% over 2001. To a lesser extent, these price increases also spread to the world market. The price curve peaked in the third quarter and has since flattened out.

World aluminium production in 2002 rose to around 26 million metric tons. Additional production increases are anticipated in countries such as China, Brazil, USA and Canada.

Market development – regional improvements in the investment climate

For VA TECH as a supplier of metallurgical plants, automation systems and services, the investment climate improved due to the aforementioned branch developments in not only the Chinese, but also the Russian market.

The global order volume in 2002 amounted to around EUR 7 bn, following a steadily downward trend in recent years. Since 1997, the market has shrunk by more than 30% from its original volume of EUR 10.5 bn p.a.

In 2002, the focus of investment remained on modernisation. Projects for increased productivity, as well as plants for the end product sector (cold rolling mills, strip processing plants) were also given priority. This trend meant that the size of individual projects diminished and smaller orders are increasingly being allocated. The extreme pressure on prices and conditions continued.

Metallurgy strategy is based on sustainable technologies and solutions. The division posseses the "best available technologies", which enable customers to adhere to the world's strictest environmental legislation. Its technologies and plants contribute to the production of 150 m metric tons of steel annually, a figure that roughly corresponds with average yearly steel consumption in the EU.

Stable investment in Western Europe was reflected in particular by modernisation projects. However, low economic growth levels meant that were was no impetus for the installation of new capacity. In Eastern Europe/CIS, a slight improvement in demand was tangible. The price increases in North America have not yet resulted in an increase in investment activity. The Brazilian steel industry market, which is by far the most important in South America, remained stable. The especially positive developments in China dominated the progress in the Asian market.

Business development – Metallurgy

Turnaround creates positive EBIT

Metallurgy order intake in the fourth quarter of 2002 developed well, facilitating an increase of 5% to EUR 1,050 m for the year as a whole. At EUR 1,024 m, sales were 8% down on the comparable figure for the preceding year.

The largely completed restructuring measures led to an upturn in results. The positive figures in the fourth quarter resulted in earnings before interest and taxes (EBIT) of EUR 6.1 m in 2002.

The main measure contained in the restructuring programme was an adjustment of in-house engineering capacity to an annual market volume of EUR 6 to 7 bn. This resulted in a massive reduction of the internal cost structure of around EUR 100 m and increased productivity. As compared to the end of 2001, the work force has been cut by 16% to 3,364 employees with an increased order intake during the some time periode.

In regional terms, order intake in 2002 mainly derived from Europe (54%) and Asia/Pacific (29%). Orders of special note included the reconstruction of a blast furnace for CORUS/UK at its Port Talbot works, a continuous caster for ISPAT SIDEX/Romania and a rolling mill for a Swedish customer. Orders were received from China from the ZHANGJIAGANG SHAGANG Group (2-strand slab caster), WUHAN IRON & STEEL (slab caster modernisation), BENXI IRON & STEEL (cold rolling mill modernisation) and the JIANGSU SHAGANG GROUP (integrated metallurgical plant). In addition, a turnkey contract for the supply of a one-strand slab caster for NISHNIJ TAGIL/Russia came into effect (order value: EUR 77 m).

Apart from these plant building orders, automation business developed positively with orders from companies such as SEVERSTAL, NANJING, PANZHIHUA und voestalpine Stahl. In the services sector, offline maintenance business in the USA developed satisfactorily, despite the difficult market situation. The joint venture with STEEL RELATED TECHNOLOGY for caster maintenance at the NUCOR/USA Decatur plant was successfully launched.

Chinese market continues to be of major significance

With order intake of EUR 274 m, China was a key market for the Metallurgy Division. A further positive aspect of 2002 was the order for NANJING IRON & STEEL/China, which involves integrated continuous casting and rolling mill technology. A continuous caster is to be delivered for the production of the world's widest slabs, which will be processed into coil and plate in a plate/Steckel rolling mill that is also to be delivered by VAI.

Metallurgy key figures (EUR m)

	2000	2001	2002
Order intake	1,080	1,004	1,050
Order backlog	1,196	1,120	954
Sales	1,055	1,114	1,024
EBITA	–26.4	–71.8	15.9
EBIT	–36.4	–110.9	6.1
ROS	–2.5%	–6.4%	1.6%
ROCE	–4.5%	–10.4%	–0.5%
Employees	4,136	4,012	3,364

Metallurgy sales (EUR m)


1055
1114
1024
2000
2001
2002

Metallurgy EBIT (EUR m)


-36
-111
6
2000
2001
2002

Metallurgy order intake by region 2002


6% Near and Middle East, Africa
29% Asia/Pacific
2% South America
9% North America
54% Europe

Metallurgy sales by region 2002


30% Asia/Pacific
9% South America
8% North America
7% Near and Middle East, Africa
46% Europe

Market situation in the energy technology sector

Market situation in the Hydro Power Generation and Transmission and Distribution Divisions

As far as electricity generation was concerned, 2002 was characterised by a number of widely differing regional trends.

Global electricity production continued to increase steadily. In view of the fact that at present some 1.6 billion people have no, or insufficient, access to electrical power and demand is still rising due to population development and industrialisation in the emerging and threshold markets, continuous growth can be expected. Electricity is a basic prerequisite for economic prosperity and offers the chance of sustainable development, even in disadvantaged regions.

The future importance of the various energy sources will be influenced by regional availability and the related costs, as well as by international environmental and climate policy. The European states in particular have adopted an active approach to the promotion of renewable forms of energy.

Renewable energy sources (e.g. hydro power, geothermal energy, wind) represent around 20% of global electricity production. In turn, 96% of this amount derives from hydro power with approximately 2,690,000 m MWh. Hydro power makes a major contribution to a reduction in greenhouse gases. Without hydro power, CO_2 emissions from electricity production in 2020 would be 51% higher than in 1990.

Numerous political objectives such as a reduction in the dependency on fossil fuels or international commitments regarding a further cut in greenhouse gas emissions (e.g. CO_2) have led to the introduction of various incentive systems aimed at promoting investments in renewable forms of energy. Although the global summit on sustainable development in Johannesburg failed to agree international targets for the use of renewable energy, many European countries have stated their readiness to establish these goals on a voluntary basis.

Future trading with CO_2 certificates will also have a stimulating effect on investments aimed at raising the efficiency of existing power plants, or the substitution of existing energy generation methods with those that reduce CO_2 emissions.

In accordance with international forecasts, gas will gain in importance due to its combination of high efficiency and low investment costs. The environmental aspects of gas are also of special importance, as the CO_2 emissions from gas-fired power stations are up to 70% lower than those of their coal-fired counterparts.

The global energy supply trend, which is closely linked to economic growth, is also subject to the progress achieved in the areas of liberalisation, deregulation and privatisation.

An annual growth rate of around 2.7% p.a. is forecast for electricity consumption, which represents a yearly increase of 370 bn kWh. Global per capita electricity consumption (in kWh) varies regionally, from 8,100 in OECD countries to 1,000 in China, 500 in Asia and Africa, while the average amounts to 2,340.

Deregulation has created new requirements for increased energy efficiency, which have lent fresh impetus to automation solutions and technical developments. The trend towards the expansion of decentralised power generation also demands innovative approaches to the questions of security of supply and network stability.

Electricity generation 1990 – 2001 KWh bn

	1990	2001	Average growth p.a. 1990 – 2001
North America	3776	4756	2.1%
Central and South America	509	802	4.2%
Europe	2844	3464	1.8%
CIS	1726	1286	–2.7%
Middle East	246	496	6.6%
Africa	325	444	2.9%
Far East	2472	4436	5.5%
World total	11899	15684	2.5%

Source: BP statistics 2002

Electricity generation by fuel in %

	1990	2000	2010	2020
Oil	11	10	9	10
Gas	15	19	22	26
Coal	38	34	33	31
Nuclear	16	17	15	12
Renewables	20	20	21	21
Total	100	100	100	100

Source: Energy Information Administration/ International Energy Outlook 2001

Electricity generation using renewables (KWh bn)

Hydro power	2,690
Geothermal energy	49
Wind	23
Solar power	0.9
Photovoltaic	0.7
Others: biomass, etc.	36.4
Total	Approx. 2,800

Source: IWR 2000

Electricity consumption 1990 – 2020 (KWh bn)

	1990	1999	2005	2010	2015	2020	Average growth p.a. 1999 – 2020
Industrialised countries	6,385	7,517	8,620	9,446	10,281	11,151	1.9 %
Eastern Europe/CIS	1,906	1,452	1,651	1,807	2,006	2,173	1.9 %
Developing countries	2,258	3,863	4,912	6,127	7,549	9,082	4.2 %
World total	10,549	12,833	15,182	17,380	19,835	22,407	2.7 %

Source: Energy Information Administration, International Energy Outlook 2002

Hydro Power Generation

Hydro Power Generation key figures (EUR m)

	2000	2001	2002
Order intake	637	1,059	1,011
Order backlog	978	1,444	1,397
Sales	738	671	758
EBITA	37.9	43.6	61.7
EBIT	33.2	38.4	56.5
ROS	5.1%	6.5%	8.1%
ROCE	5.6%	7.3%	8.6%
Employees	2,955	3,151	3,098

Hydro Power Generation sales (EUR m)



738
671
758
2000
2001
2002

Hydro Power Generation EBIT (EUR m)



33
38
56
2000
2001
2002

Hydro Power Generation order intake by region 2002



4% Near and Middle East, Africa
25% Asia/Pacific
1% South America
6% North America
64% Europe

Hydro Power Generation sales by region 2002



5% Near and Middle East, Africa
7% Asia/Pacific
2% South America
22% North America
64% Europe

Market development – Hydro Power Generation

VA TECH is a global player in the hydro power sector. The focus in Europe is on the supply of components and turn key plants for combined cycle power plants.

There was a positive investment climate in the hydro power plant sector, particularly with regard to modernisation projects in Europe, but also new capacity overseas. The reference basis for the Division's modernisation and service activities is provided by approximately 25,000 turbines installed worldwide.

All types of hydro power were officially classified as renewable energy at the global summit on sustainable development in Johannesburg. VA TECH turbines and generators contribute 100,000 GWh annually to the supply of renewable energy, which corresponds with the demand of around 100 million people. Group products and services save 350 m metric tons of CO_2 annually.

The market volume for electromechanical components and services for hydro power plants remains constant at about EUR 2.6 bn annually.

Pumped storage power plants are of growing significance due to their ability to generate and store energy for demand peaks and the related contribution to a flexible power supply. In the combined cycle power plant sector, there was no change in investment patterns in our domestic European market during 2002. The successful co-operation with GENERAL ELECTRIC/USA was continued.

The climate for investment in Europe during 2002 can be regarded as positive. A situation to which national measures aimed at promoting renewable energy sources contributed.

Surplus capacity in North America and the negative effects of the insolvency of various energy producers led to a fall in investment, which was mirrored in the market by project postponements. Investment activity in South America is at a low level due to the unstable economic and political situation in a number of countries.

The high levels of expectation with regard to China were confirmed in the Asian market during 2002. Economic development and the related demand for electricity continue to offer positive hydro power growth potential.

Transmission and Distribution

Business development – Hydro Power Generation

Further positive development

At EUR 1,011 m, order intake in 2002 was only slightly down on the record figure of the preceding year. This was despite the fact that for business reasons, order allocations are not continuous. Following a positive first half-year and lower order intake in the third quarter, the final quarter showed an upturn.

Sales were 13% higher than in the preceding year at EUR 758 m and EBIT rose by 47% to EUR 56.5 m. The work force was reduced slightly from 3,151 to 3,098.

In regional terms, order intake from Europe was very strong with 64%, the Asia/Pacific region following with 25%. Important hydro power projects were received during the year from China, including the TONGBAI pumped storage power plant, which, with an installed capacity of 1,224 MW, will be one of the largest of its type worldwide, and the LANG YA SHAN pumped storage power plant. Other significant orders included the follow-up contracts for the modernisation of the IRON GATE I and II power stations in Romania and the ERMENEK run-of-river power station in Turkey. In the combined cycle power plant sector, special mention should be made of COOLKEERAGH/Northern Ireland.

Orders for large pumped storage power plants in China

With their reversible Francis turbines and motor generators, the turn key TONGBAI / Zheijiang Province (1,224 MW) and LANG YA SHAN / Anhui Province (658 MW) pumped storage plants will supply China with valuable peak power. TONGBAI is one of the world's largest plants of this type and uses the fully integrated NEPTUN automation system, which can also match the highest future demands.

Service and modernisation business growth

The market for hydro power plant modernisation in the UK developed in an extremely positive manner due to the legislative measures for the promotion of renewable energy sources.

With the capture of the AIGAS, KILMORACK and GAUR orders in Scotland, VA TECH HYDRO can rightly be designated as the number one in the British rehabilitation business market.

Further successes in the combined cycle power plant sector

In November, a major order was obtained for the gas and steam turbine power plant at COOLKEERAGH in Northern Ireland, which is to be built in teamwork with GENERAL ELECTRIC. A further important order intake in this business area is the LINZ MITTE power plant in Austria. An order for engineering services for the MUNICH SÜD heating power plant in Germany power plant was also received.

Transmission and Distribution key figures (EUR m)

	2000	2001	2002
Order intake	661	1,350	1,208
Order backlog	589	1,082	930
Sales	752	1,197	1,258
EBITA	51.2	64.0	60.2
EBIT	38.1	49.9	50.0
ROS	6.8%	5.3%	4.8%
ROCE	3.2%	6.2%	5.8%
Employees	4,367	6,691	6,541

Transmission & Distribution sales (EUR m)



752
1197
1258
2000
2001
2002

Transmission & Distribution EBIT (EUR m)



38
50
50
2000
2001
2002

Transmission and Distribution order intake by region 2002



18% Near and Middle East, Africa
9% Asia/Pacific
5% South America
19% North America
49% Europe

Transmission and Distribution sales by region 2002



16% Near and Middle East, Africa
11% Asia/Pacific
10% South America
21% North America
42% Europe

Market development Transmission and Distribution

VA TECH T&D is a leading supplier of energy supply plants, components and services, with a focus on the high-voltage sector (over 72 kV). The Division develops top quality, sustainable solutions for its customers together with products for the supply of the world's population with electrical power.

VA TECH T&D systems around the globe provide more than 400 million people with valuable electricity and as the Division's range is focused on high-voltage, it is active in a market segment in which energy must be economically transported and distributed over long distances.

The world market volume for high-voltage transmission and distribution remained unchanged in 2002 at just over EUR 11 bn. However, due to their special economic situation, key countries such as China showed high growth rates in excess of 5%.

In a global context, the results of liberalisation were far from uniform. Nonetheless, three trends are of note:

- Apart from quality, economic consideration is an increasing incentive for investors.
- Energy trading and the merger of electricity suppliers have resulted in networks of greater complexity.
- The strategic restructuring of some energy supply companies has opened up new business opportunities for the industry.

VA TECH T&D is using its range of expertise to exploit the new business opportunities created by this changed market situation. Even greater cost awareness has been applied to the design of products and services, but without sacrificing their high quality standards.

Against the background of liberalisation, the situation in Europe was stable. The downturn market in the USA had a negative effect on transformer business in certain areas. Countries in the Middle East and Asia demonstrated a positive growth trend, but there were delays in investments during the second half of 2002. China showed continued growth of over 5%. Investment policy in South America (Brazil) is in a reorientation phase.

Business development Transmission and Distribution

Acquisitions, changes to the scope of consolidation

During the second quarter of 2002, VA TECH CNI, a joint venture with the German company PSI, was included in the scope of consolidation.

Continuous business development

At EUR 1,208 m, order intake in the T&D Division during 2002 was 11% below the record figure of the preceding year, which was strongly influenced by two major projects. Sales were 5% up on the previous year at EUR 1,258 m, following positive developments in the fourth quarter.

EBIT was at the level of the preceding year at EUR 50 m. As compared to the previous year, at the end of 2002 the work force was reduced by 2%, totalling 6,541. This net change was the result of restructuring measures in Europe and the supplementation of resources in target markets outside Europe and in the automation business sector.

In terms of order intake, Europe (49%) and North America (19%) were the strongest markets in 2002. The largest orders received during the year came from Algeria, involving a project for the turnkey installation of two substations for SONATRACH ENGINEERING and indoor switchgears for SONELGAZ.

Orders were received from the UK for switchgear and transformers for both the NATIONAL GRID COMPANY and the IMMINGHAM power station (Scotland).

VA TECH CNI – a new joint venture in the network control technology sector

In mid-2002, VA TECH SAT and the German company PSI founded VA TECH CNI, a joint venture in the field of network control technology.

VA TECH CNI is a "one-stop supplier" of complete solutions for energy supply companies in the network management and network control sectors and thus represents a supplement to the Group's know-how basis. The company's first order has been received from Malaysia and involves the delivery of a control system for Kuala Lumpur and its neighbouring districts.

New joint venture in China

In August 2002, VA TECH T&D and the GUANGZHOU YUEXIN M&E Group founded a joint venture with a range of services for the high-voltage transmission and distribution systems up to 550 kV, which extends from project design, manufacture, delivery and testing through, to installation and commissioning. A joint venture for the production of power transformers already exists at the same location.

Switchgear for the UK's largest ever combined cycle power plant

The IMMINGHAM combined cycle power plant in North Lincolnshire will not only be the largest of its type ever built in the UK, but also the most environmentally compatible and efficient in Europe. As part of this project, VA TECH T&D has received an order for the design, supply and installation of 8-field, 400 kV, indoor switchgear (GIS) for the Humber oil refinery. In addition, four transformers are to be delivered for the 730 MW combined cycle power plant.

Water Systems

Water Systems key figures (EUR m)

	2000	2001	2002
Order intake	325	335	225
Order backlog	368	369	298
Sales	317	317	275
EBITA	12.1	9,7	–37.1
EBIT	12.1	9,1	–54.7
ROS	3.8%	3.0%	–13.5%
ROCE	3.8%	3.5%	–39.2%
Employees	835	827	788

Water Systems sales (EUR m)



317
317
275
2000
2001
2002

Water Systems EBIT (EUR m)



12
9
–55
2000
2001
2002

Water Systems order intake by region 2002



9% Near and Middle East, Africa
25% Asia/Pacific
1% South America
0% North America
65% Europe

Water Systems sales by region 2002



7% Near and Middle East, Africa
17% Asia/Pacific
1% South America
1% North America
74% Europa

Market situation – Water Systems

In view of the fact that around 97% of the world's water reserves are comprised by salt water and therefore unsuitable for drinking or industrial purposes, both water supply and the treatment of wastewater constitute a fundamental challenge to the global community. In addition, due to the scarcity of resources, water is having a growing influence on development in industrial societies.

According to international estimates, roughly 1.1 billion people around the world are without access to clean water and 2.5 billion lack adequate wastewater disposal systems. At the world conference for sustainable development in Johannesburg, it was agreed to halve these totals by the year 2015. In accordance with forecasts produced by the UN to mark the launch of the "Year of Fresh Water 2003", in the period up to 2010, investments of USD 600 billion will be required in the water supply sector alone.

Market development – Water Systems

VA TECH's activities in the water systems sector are largely focused on the Group's domestic European market. Apart from the customer groups comprised by local authorities and public supply companies, special industrial branches are provided with process water and wastewater treatment solutions. The relevant market volume for water and wastewater treatment plants amounts to around EUR 8 to 9 bn annually with varying regional growth rates.

While more stringent legislation (pollutant limits and sludge treatment regulations) constitutes the market driver in the industrial nations, the supply of drinking water and wastewater treatment is the major factor in the developing world.

Water Systems plants and technologies make a major contribution to sustainable development. At present, plants from the Division supply 200 million people with drinking water and handle the wastewater from 130 million. A further focus of divisional activities is on municipal and process water recycling.

2002 was characterised by an extremely problematic development in the market with delays to order allocations due to the uncertain economic situation.

In the Austrian and German markets in particular, the downturn in the municipal market had a markedly negative effect on divisional business. By contrast, there were positive tendencies in France and also in the EU applicant countries.

Outside Europe, India and China proved to be stable markets. At the same time, the recovery in the Asian economy meant that there was a general increase in the importance attached to water and wastewater treatment in both the public and industrial sectors.

The growing need for drinking water in the Near/Middle East and plant modernisation provided the main market impetus. An increasing number of governments, such as that of Egypt, are opening the way for private sector participation and access to international finance is being made increasingly easy. Nonetheless, the completion of such projects continues to be subject to delays.

Business development – Water Systems

Divisional restructuring

At EUR 225 m, divisional order intake in 2002 was well below expectations (down 33% on the preceding year). This fall was primarily the result of delays to a number of major projects, which are expected to come into effect in the first half of 2003. Sales declined by 13% to EUR 275 m, while EBIT stood at minus EUR 54.7 m, due largely to the downturn in sales and cost overruns on existing projects. Also included in these figures are one-off factors such as restructuring costs derived from the reduction in work force during the course of the year, extraordinary depreciation and the negative, operative effects of the Babcock Borsig Power insolvency.

At the end of December, the work force totalled 788. The task in the months to come will be to reverse the negative sales trend of the preceding year and to introduce additional cost cutting initiatives.

The main measures for a successful restructuring of the Division include:

- A redimensioning of the branches in Germany, where two locations have had to close.
- The focusing of the international sales organisation on a number of key countries. This involved a withdrawal from the South American market and a simultaneous increase in the presence in India and China.
- A shakeout of the product and services range involving a concentration of service initiatives in Germany and the search for partnerships in various product areas.
- Structural and process optimisation for a 15% reduction in internal costs and greater efficiency with regard to processes such as purchasing and project management.

The strongest order regions in 2002 were Europe (65%) and Asia/Pacific (25%). Positive business development in India was reflected by an order for two wastewater treatment plants in BANGALORE and one in CALCUTTA. Important projects for drinking water plants were captured in IASI/Romania and UERIKON/Switzerland. In addition, the largest sludge drying plant in Europe, with integrated wastewater treatment (membrane bio-reactor) was handed over at DALDOWIE/Scotland. Moreover, another desalination order was obtained in Saudi Arabia (AL WASIA).

Market situation – Infrastructure

Infrastructure services constitute business activities which are subject to strong regional dominance and focused on the main energy supplier, industrial, municipal and building contractor groups. In general, market development is linked to the industrial situation and contract allocations in the public sector.

In all branches, partnership throughout the plant lifecycle is of major significance. Tailor-made solutions for electromechanical systems are in demand. A further trend is the general outsourcing of building and infrastructure services, particularly during the installation of new industrial plants. Innovative energy management systems, automation and control technology, as well as modern plant technologies represent the key to the sustainable and efficient use of energy.

The downward revision of growth forecasts has led to acceleration in the concentration process within the IT sector. Moreover, due to the prevailing economic uncertainty, numerous investments planned by industrial and commercial companies have been postponed.

Market development – Infrastructure

Infrastructure services make a considerable contribution to sustainable development and the most important target is the efficient use of energy. Therefore, sustainability and a holistic approach to the plant lifecycle take absolute priority. The Infrastructure Division aims to provide its customers with consulting regarding a reduction in their energy requirements, present new and modern problem solutions and then supply them via the divisional portfolio. Long-term relationships with loyal key account customers secure 80% of annual turnover.

The infrastructure services market is closely linked to the economic developments in individual countries. While the economic research institutes in Austria continue to predict a further delay in the economic upturn forecast for Austria and currently indicate a tendency towards stagnation, continued stable development is evident in the neighbouring Central and East European countries. In view of the imminent entering of ten of these states to the EU, additional positive impulses for the infrastructure sector can be anticipated. At present, gross per capita income in the candidate countries is still 50% below the EU average.

Market demand and business activities in the building and drive technology sectors developed satisfactorily, while investment among energy suppliers and industrial customers was largely characterised by modernisation and plant replacements, in combination with a stable order situation. The automotive industry continued to demonstrate above-average investment.

The fall in investment in the IT sector resulted in increased pressure on prices and margins. Good market opportunities are offered by services such as IT outsourcing, which provide immediate cost advantages and increased efficiency. Business with application software and infrastructure solutions went into decline and was characterised by adjustment measures.

Infrastructure key figures (EUR m)	2000[1]	2001[1]	2001[2]	2002[2]
Order intake	592	607	709	742
Order backlog	290	330	419	504
Sales	572	568	642	639
EBITA	28.6	27,2	30.6	34.2
EBIT	27.6	25,9	28.5	31.6
ROS	5.0%	4.8%	4.8%	5.4%
ROCE	5.0%	9.6%	8.3%	5.1%
Employees	3,666	3,560	4,004	3,571

[1] VA TECH ELIN EBG key figures
[2] VA TECH ELIN EBG and ai informatics key figures

Infrastructure sales (EUR m)


572
568
642
639
2000[1]
2001[1]
2001[2]
2002[2]

Infrastructure EBIT (EUR m)


28
26
29
32
2000[1]
2001[1]
2001[2]
2002[2]

Infrastructure order intake by region 2002


1% Near and Middle East, Africa
14% Rest of Europe
8% Czech Republic
11% Germany
66% Austria

Infrastructure sales by region 2002


1% Near and Middle East, Africa
10% Rest of Europe
11% Czech Republic
10% Germany
68% Austria

Business development – Infrastructure

Change to the scope of consolidation

The ai informatics company has now been integrated into the Infrastructure Division and is no longer listed under "Group services and consolidation". This services company achieved sales of EUR 68 m in 2002 with a work force of around 380.

An 80.1% holding in ELIN EBG Motoren GmbH was sold to Traktionssysteme Austria and the company was deconsolidated with effect from September 30, 2002.

Stable business development

Order intake in 2002 was up by 5% at EUR 742 m, whereby the largest orders came from Austria and included drive systems for the Vienna tram network and electrotechical systems for the Linz Accident Hospital. At EUR 639 m, sales remained at the same level of the preceding year, while EBIT rose to EUR 31.6 m. At the end of the year, the work force totalled 3,571 (minus 11%).

Consolidation of the CEE market position

Expansion continued in the Slovakian electrical engineering market with the purchase in March 2002 of a majority holding in the Kosice-based company, ARTEP a.s. In addition, a joint venture has been founded in St. Petersburg with the Russian electrical installation company, TSN GmbH. The aim is to further consolidate VA TECH ELIN EBG's market position in Russia and to optimise its local earnings capacity. VA TECH ELIN EBG has a majority 51% holding in the new venture.

Moreover, the take-over of the Pfrimer und Mösslacher company in Klagenfurt has rounded off activities in the technical building systems area in southern Austria. The company has special engineering strengths in the hospital sector and semi-conductor industry.

ELIN EBG Motoren GmbH sold

An 80.1% interest in ELIN EBG Motoren GmbH was sold to Traktionssysteme Austria in July 2002. ELIN EBG Motoren GmbH, which has a work force of around 200 and sales of EUR 36 m, will continue to concentrate on the production of electric motors for industrial applications, as well as wind power generators and decentralised energy systems at its location in Weiz.

Report of the Supervisory Board

During the financial year 2002, the Supervisory Board carried out the duties allocated to it by law and the articles of association. Several meetings of the Supervisory Board, the Accounts Committee and the Strategy Committee were held for this purpose. The Managing Board provided the Supervisory Board with regular written and verbal reports concerning business developments and the company's status, including the status of Group companies. The Supervisory Board examined and approved at its meeting on March 25, 2003, the Annual Accounts and the Consolidated Annual Accounts for the 2002 financial year, the proposal for the distribution of profits and the Status Report and Group Status Report for 2002.

The Annual Accounts in 2002 are thereby confirmed in accordance with § 125 Clause 3 of the Aktiengesetz (Austrian Stock Corporation Act).

The Annual Accounts of VA Technologie AG and the Consolidated Annual Accounts for the financial year 2002, as well as the Status Report and the Group Status Report, were examined by the auditors elected at the 10th Annual General Meeting, KPMG Alpen-Treuhand Wirtschaftsprüfungs- und Steuerberatungs GmbH. Pursuant to § 96 Clause 2 of the Aktiengesetz (Austrian Stock Corporation Act), the Supervisory Board reports that in their final result, these examinations gave no reason for material objections.

According to the unqualified audit certificates
a) the accounting and the Annual Accounts of VA Technologie AG for the financial year 2002 meet the statutory requirements, the Annual Accounts for the financial year 2002 present a true and fair view of the assets, financial position and profitability of the corporation in accordance with generally accepted accounting principles and the Status Report conforms with the Annual Accounts for the financial year 2002;
b) the Consolidated Annual Accounts in all material aspects present a true and fair view of the assets and financial position of the Group as at December 31, 2002 as well as of the profitability and cash flows in the financial year 2002, in accordance with the International Financial Reporting Standards (IFRS).

Vienna, March 25, 2003



Peter Michaelis
Chairman of the VA Technologie AG
Supervisory Board

Consolidated Annual Accounts 2002. VA TECH.

The VA Technologie AG Annual Accounts (individual accounts) for the 2002 business year are not contained in this Annual Report, but are available on request.

Please contact:

VA Technologie AG
Communications and Investor Relations, Lunzerstrasse 64, A-4031 Linz, Austria
Tel.: (+43/732) 6986-9222, Fax: (+43/732) 6980-3416, E-Mail: contact@vatech.at

Note:
As a result of the use of automatic calculation, rounding-related differences may occur in the summation of rounded amounts and percentages.

Consolidated Profit and Loss Statement

VA TECH Group

(TEUR)	Notes	VA TECH Group total 2002	VA TECH Group total 2001	Continuing operations 2002	Continuing operations 2001	Discontinuing operations 2002	Discontinuing operations 2001
Sales [1]	(1)	**3,871,558**	**3,998,627**	3,871,558	3,867,545	0	131,083
Cost of goods sold		−3,200,795	−3,318,612	−3,200,795	−3,200,821	0	−117,791
Gross profit		**670,763**	**680,015**	670,763	666,724	0	13,292
Other operating income	(2)	132,406	245,471	132,406	172,627	0	72,844
Marketing and sales expenses		−245,027	−285,041	−245,027	−279,808	0	−5,233
Administration expenses		−279,788	−292,671	−279,788	−290,570	0	−2,101
Other operating expenses	(4)	−149,478	−201,495	−149,478	−199,405	0	−2,090
Result from operating activities before goodwill amortisation (EBITA)		**128,875**	**146,280**	128,875	69,568	0	76,712
Amortisation of goodwill		−45,553	−63,028	−45,553	−62,495		−533
Result from operating activities (EBIT)		**83,323**	**83,252**	83,323	7,073	0	76,179
Interest result [2]	(5)	−137,766	−107,291	−137,766	−104,759	0	−2,533
Investment result	(6)	5,160	80,708	5,160	80,708	0	0
Other financial result	(7)	−41,431	−14,878	−41,431	−14,878	0	0
Financial result		**−174,036**	**−41,462**	−174,036	−38,929	0	−2,533
Earnings before taxes (EBT)		**−90,714**	**41,791**	−90,714	−31,856	0	73,646
Taxes	(8)	−14,006	−35,905	−14,006	−37,032	0	1,127
Minority interests		11,717	25,984	11,717	25,984	0	0
Profit/loss for the period		**−93,002**	**31,870**	−93,002	−42,904	0	74,774
[1] Thereof net interest from advance payments received/paid	(1)	98,806	93,829	98,806	91,448	0	2,381
[2] Interest result excluding the reallocation of net interest	(5)	−38,960	−13,462	−38,960	−13,310	0	−152
Outstanding shares (weighted average)		14,750,000	14,750,000				
Earnings per share (profit/loss for the period)	EUR	−6	2				
Proposed dividend	TEUR	0	7,500				
Proposed dividend per share	EUR	0	1				

Consolidated Balance Sheet

VA TECH Group

(TEUR)	Notes	Dec. 31, 2002	Dec. 31, 2001
ASSETS			
Tangible assets	(9)	451,126	519,504
Intangible assets	(10)	27,233	32,050
Goodwill	(11)	377,577	420,196
Financial assets	(12)	124,807	120,371
Advance payments made (net)	(15)	5,096	1,827
Trade accounts receivable	(16)	68,189	98,218
Other interest bearing assets	(17)	48,269	54,673
Other non-interest bearing assets	(18)	15,678	66,332
Deferred taxes	(13)	67,809	70,259
Non-current assets		**1,185,783**	**1,383,430**
Inventories	(14)	286,085	349,456
Advance payments made (net)	(15)	42,689	47,537
Trade accounts receivable	(16)	1,104,125	1,250,491
Other interest bearing assets	(17)	63,396	42,161
Other non-interest bearing assets	(18)	316,709	267,350
Cash and cash equivalents	(19)	648,033	792,396
Current assets		**2,461,037**	**2,749,392**
Assets		**3,646,820**	**4,132,821**
EQUITY AND LIABILITIES			
Share capital		109,050	109,050
Capital reserves		267,258	267,258
Retained earnings		85,307	201,231
Equity		**461,614**	**577,539**
Minority interests		43,597	54,722
Equity incl. minority interests	(20)	**505,211**	**632,261**
Liabilities to banks	(21)	502,243	630,400
Trade accounts payable	(22)	2,192	10,069
Provision for pensions, severance payments and long-service bonuses	(24)	283,992	295,136
Deferred taxes	(13)	28,855	29,563
Advance payments received	(23)	57,410	52,965
Other interest bearing liabilities	(26)	16,143	40,428
Other non-interest bearing liabilities	(27)	48,610	41,535
Non-current liabilities		**939,445**	**1,100,095**
Liabilites to banks	(21)	129,106	257,451
Trade accounts payable	(22)	674,637	770,070
Advance payments received	(23)	341,784	449,701
Other provisions	(25)	490,417	551,093
Other interest bearing liabilities	(26)	91,633	45,143
Other non-interest bearing liabilities	(27)	474,588	327,008
Current liabilities		**2,202,164**	**2,400,465**
Equity and liabilities		**3,646,820**	**4,132,821**

Consolidated Cash Flow Statement

VA TECH Group

(TEUR)	Notes	2002	2001
Earnings before tax		**–90,714**	**41,791**
± Losses/profits from the sale of fixed assets		–29,449	–174,443
± Depreciation/appreciation of fixed assets [1]		161,282	135,898
± Net allocation/reversal to employee benefits trust and long-term provisions		–7,577	30
± Taxes paid		–13,516	–12,971
Cash earnings	(28)	**20,027**	**–9,696**
± Decrease/increase in inventories		55,929	–22,779
± Decrease/increase in advance payments made		1,569	35,541
± Decrease/increase in trade accounts receivable		164,649	–124,748
± Decrease/increase in other non-interest bearing assets		–43,624	20,842
± Increase/decrease in advance payments received		–102,914	50,512
± Increase/decrease in trade accounts payable		–97,259	–51,553
± Increase/decrease in other non-interest bearing liabilities		158,082	–16,186
± Increase/decrease in short-term provisions		–59,759	–83,934
Cash flow from operating activities	(29)	**96,700**	**–202,001**
+ Sale of fixed assets with the exception of investments		97,857	181,769
– Increases in fixed assets with the exception of investments		–73,107	–93,536
∓ Investments/divestitures in shareholdings		–20,299	33,025
± Other (currency conversion differences, change in the scope of consolidation)		0	–991
Cash flow from investing activities	(30)	**4,451**	**120,267**
Free cash flow		**101,151**	**–81,733**
∓ Buy-back of own shares, capital contributions from shareholders		4,943	3,580
+ Profit participation certificates, subsidies from public entities		–13	–200
– Distributions to shareholders and minority shareholders		–7,489	–19,092
± Other (currency conversion differences, change in the scope of consolidation)		2,894	0
± Increase/decrease in liabilities to banks		–256,502	240,989
± Increase/decrease in other interest bearing liabilities/receivables		10,652	–43,714
Cash flow from financing activities	(31)	**–245,515**	**181,563**
Net increase/decrease in liquid funds		**–144,364**	**99,830**
Changes to the liquid fund		–144,364	99,830
+ Liquid fund, beginning balance		792,396	692,566
= Liquid fund, ending balance		648,033	792,396
thereof liquid assets		237,047	388,508
thereof current asset securities		396,138	391,758
thereof receivables from Group clearing		14,847	12,130
Interest paid [2]		–59,959	–61,928
Interest received [2]		37,632	54,572
Dividends paid		–7,374	–18,000
Dividends received		7,564	10,918

[1] Including write-down of the investment in Babcock Borsig Power GmbH (TEUR 44,433)
[2] Previous year figures were adjusted

Equity Statement

VA TECH Group

(TEUR)	Share capital	Capital reserves	Revaluation reserves	Retained earnings	Total
Balance as at Jan. 1, 2002	**109,050**	**267,258**	**2,832**	**198,400**	**577,539**
Differences from currency conversion	0	0	0	−15,425	−15,425
Other changes	0	0	−2,832	2,823	−9
Changes in equity not recognised in the Profit and Loss Statement	0	0	**−2,832**	**−12,602**	**−15,434**
Profit/loss for the period	0	0	0	−93,002	−93,002
Dividends	0	0	0	−7,489	−7,489
Balance as at Dec. 31, 2002	**109,050**	**267,258**	**0**	**85,307**	**461,614**
Balance as at Jan. 1, 2001	**109,050**	**267,258**	**1,043**	**198,596**	**575,946**
Differences from currency conversion	0	0	0	11,039	11,039
Other changes	0	0	1,789	−25,105	−23,316
Changes in equity not recognised *in the Profit and Loss Statement*	**0**	**0**	**1,789**	**−14,066**	**−12,278**
Profit/loss for the period	0	0	0	31,870	31,870
Dividends	0	0	0	−18,000	−18,000
Balance as at Dec. 31, 2001	**109,050**	**267,258**	**2,832**	**198,400**	**577,539**

General remarks

General information and consolidation principles

VA Technologie AG (VA TECH) is an Austrian-based technology group with business activities on a global scale. VA TECH is active in the following Group Divisions: Metallurgy, Hydro Power Generation, Transmission and Distribution, Water Systems and Infrastructure. These five Group Divisions provide a branch-oriented business strategy. The Group headquarters, VA Technologie AG, is at Lunzerstrasse 64, Linz, Austria,

The VA Technologie AG Consolidated Annual Accounts are prepared according to the International Financial Reporting Standards (IFRS), effective for the 2002 financial year.

The annual accounts of those companies included in the Consolidated Annual Accounts are prepared using uniform accounting and valuation principles. Individual annual accounts for the subsidiaries are prepared on the Group balance sheet date.

Scope of consolidation

The Consolidated Annual Accounts include VA Technologie AG, 38 national (2001: 33) and 84 international subsidiaries (2001: 86) in which VA Technologie AG directly or indirectly holds a majority of the voting rights, or which are uniformly controlled or managed.

The names of consolidated and non-consolidated companies are reported in the enclosed list of subsidiaries and affiliated companies. This contains all investments in subsidiaries and affiliated companies in which the VA TECH Group has a holding of at least 20%.

Changes to fully consolidated companies 2002
(excluding changes to the legal structure of companies within the Group)

Initial consolidation	Date of initial consolidation	Remarks
Control Network and Information Management	1. 1.	Foundation
VA TECH ELIN EBG GmbH	9. 7.	Foundation
VA TECH ELIN EBG Haustechnik GmbH	9. 7.	Foundation
VA TECH ELIN EBG Elektronik GmbH	10. 7.	Foundation
VA TECH Finance GmbH	19. 7.	Foundation
VA TECH T&D GmbH	5. 9.	Foundation
VA TECH Consulting GmbH	14. 11.	Foundation

Deconsolidation	Date of deconsolidation	Remarks
VA TECH ELIN EBG Motoren GmbH	30. 9.	Sale
VA TECH Asset Management (Ireland) Ltd.	1. 1.	Liquidation
FUCHS Systemtechnik Inc.	1. 1.	Deconsolidation

The minority interests in the equity of companies included in the scope of consolidation are reported as a separate item.

Minority interests in the profit/loss for the period are reported separately in the Consolidated Profit and Loss Statement.

Effects of changes in the scope of consolidation to the financial positions, results and cash flows of the Group

The changes in the scope of consolidation during 2002 had no material effects on the asset, financial and earnings situation.
The effects of the disposal of the MCE Group, including the TMS companies (discontinuing operations) and the profit and loss accounts of the TMS companies from January 1 to September 30, 2001, are reported in the Consolidated Profit and Loss Statement for the comparable period of 2001. The effects on results can be discerned from the profit and loss statement.

Methods of consolidation

The annual accounts of the individual national and international companies included in the scope of consolidation were drawn up on the balance sheet date of the Group financial statements. They were audited by independent auditors, approved and, in line with International Financial Reporting Standards, combined under the fiction of legal unity.

Capital consolidation took place according to the book value method. The acquisition costs of the acquired interests are netted against the book value of the pro rata equity of the subsidiary at the time of the acquisition. Positive differences are allocated to the hidden reserves. Other differences are reported as goodwill and subjected to linear depreciation according to their service life.

Within the scope of debt consolidation, trade accounts receivable, loans and other receivables are netted against the corresponding liabilities and provisions of subsidiaries included in the Consolidated Annual Accounts.
Within the framework of expense and income elimination, all expenses and income from intra-Group transactions were netted.
Where material, interim results arising from asset transfers within the Group were eliminated and recognised as income. Material interim profits within Group inventories were also eliminated.

Currency conversion

As a rule, items in the individual annual financial statements in foreign currencies were converted at the exchange rate on the date of the transaction. Monetary items are reported using the exchange rate at the balance sheet date. Non-monetary items, reported according to the historical cost principle, are reported using the exchange rate at the date of transaction. Gains or losses arising from the conversion of monetary items are recognised as income.

The currency of the Group is the EURO (EUR). The functional currency for international subsidiaries is in general the currency of their respective country.

Accordingly, the modified reporting date rate method is used for the conversion of the annual accounts of international subsidiaries. All balance sheet items are therefore converted at the closing rate. Differences arising from currency conversion, if attributable to the VA TECH holding, are netted against retained earnings, or where attributable to third parties, netted against the minority interests. The regulations of IAS 29 (Accounting in High Inflation Countries) are not employed due to immateriality.

Income and expenses are converted at the average exchange rate of the period.

Goodwill from the acquisition of an economically independent unit (subsidiary) is calculated in Group currency at initial consolidation.

Changes in the currency exchange rates of the following currencies are of particular importance to the Consolidated Annual Accounts:

(EUR equals)	Closing rate Dec. 30, 2002	Closing rate Dec. 28, 2001	Change in %
GBP (UK pound)	0.6505	0.6085	6.90%
USD (US dollar)	1.0487	0.8813	18.99%

The effects of shifts in currency exchange rates, result in a change in equity of minus TEUR 15,425 (2001: TEUR 11,039) when the balance sheet items of consolidated companies are converted. This difference is reported as part of equity development under the currency conversion differences.

Main differences between the Austrian accounting standards and IFRS

Receivables from construction contracts. According to Austrian accounting standards, sales and profits are first realised upon customer invoicing *(completed contract method).* Under the IFRS, order completion is cleared using the *percentage of completion method* in accordance with progress and pro rata profit realisation. The extent of completion is established in terms of the costs accrued in relation to the established total costs *(cost-to-cost method).*

Deferred taxes. According to Austrian accounting standards, liability side tax deferrals may only be formed where temporary differences recognised as income occur, while a selective capitalisation right exists for all asset side deferrals. In line with accepted opinion, no asset side tax deferrals may be formed for net operating losses carried forward. Under the IFRS, tax deferrals at a currently valid tax rate must be formed for all temporary differences. This also applies to any tax losses carried forward, where these will probably be consumed by future tax profits.

Provisions for pensions. In line with Austrian accounting standards, the vast majority of provisions for pensions are formed according to the discount value method (6% interest rate), without references to increases in remuneration. Under the IFRS, the valuation of the pension obligations is based on the projected unit credit method with a market interest rate of 5.5% (2001:5.5%) and a remuneration increase rate of 3.0% (2000: 3.0%).

Goodwill. Austrian accounting standards contains a selection of possibilities for the reporting of goodwill. This can be directly allocated to the reserves, or capitalised and subjected to scheduled amortisation over five years, or (in the case of acquired goodwill) amortised over the probable service life. According to IFRS, goodwill has to be capitalised and amortised, whereby service life is frequently estimated as longer term.

Securities. Available for sale securities are reported at fair value. Under the IFRS, and as opposed to the Austrian accounting regulations, upvaluing to a level above the cost of acquisition is permitted. Pursuant to IAS 39, certain financial instruments (and derivatives) are evaluated at fair value.

Material events after the close of the financial year

There were no material events after the close of the financial year to be reported.

Reporting and valuation methods

Accounting for revenue

Profits are generally considered as realised with the transfer of risk (at the time of transfer of risk and the possibility of utilisation) or, respectively, once the service has been rendered. Interest, licence and rental income is realised on a pro rata basis.

In order to reflect the contractual progress and the performance of the company for the period, pursuant to IAS 11 *(Construction Contracts),* contracts are subjected to pro rata profit realisation in accordance with the extent of completion *(percentage of completion method)* on the basis of a reliable estimate of the degree of completion, total costs and income.

Tangible assets, intangible assets and goodwill

Tangible assets are valued at the cost of acquisition or production, and, where subject to wear and tear, depreciated over their useful life. Items carried as assets can be of a tangible or intangible (for instance franchise rights) nature. Movable and immovable tangible fixed assets are generally subject to linear depreciation.

Extraordinary depreciation is undertaken if a decrease in value is probably permanent and results indicate that the book value cannot be realised. Low-value assets are depreciated in full during the year of their acquisition. Maintenance and repair costs are reported as expenses. Renovation and maintenance costs, which increase the useful life of an asset, are carried as assets. Manufacturing costs are depreciated according to the anticipated useful life of the item and starting at the time of completion or start-up of the respective plants.

As a rule, the following periods of anticipated useful life are assumed, whereby deviations are possible due to individual circumstances:

	Years
Buildings	20 – 50
Plant and machinery	5 – 10
Factory and office equipment	4 – 8
Rights	3 – 10
Goodwill	5 – 20

In accordance with the IAS 40 *(Investment Property)*, property held as an investment is reported at the historical cost of acquisition or manufacture and amortised in line with its expected useful life.

In accordance with the IFRS stipulations, items utilised on the basis of leasing contracts are reported in the Consolidated Annual Accounts as tangible assets.

Leasing contracts stipulating that the Group carries material risks and opportunities related to the utilisation of the assets are treated as finance leases. The items on which the leasing contract is based are reported as assets at the current value of the capitalised lease payment and depreciated over the service life. The items reported as assets are netted against the cash value of the liability arising from future lease payments on the balance sheet date.

All items ceded under other types of leasing agreements are treated as operative leasing and are reported as an asset of the tenant or lessor. Rental payments are reported as expenses.

Acquired intangible assets (mainly franchise rights) are valued at the cost of acquisition and are subjected to scheduled linear depreciation according to their respective service life.

In accordance with IAS 36 *(Impairment of Assets)*, should indications of a potential impairment loss on an asset occur and the net present values of future advance payment surpluses be below the book values, then devaluation to the lower value provided takes place.

Positive differences resulting from initial consolidation are reported as positive goodwill. In the case of negative differences, a reduction in the positive goodwill is reported. In accordance with IAS 22 (revised 1998), a maximum useful life of 20 years is assumed for positive goodwill. Furthermore, remaining goodwill is examined with regard to its future economic usefulness on each balance sheet date. The discounted cash flow method is used to examine future economic usefulness on the basis of the planned results. The smallest cash generating unit is employed in each case, in order to allow classification of the goodwill examined on what is probably a permanent basis.

Goodwill amortisation is reported in the Consolidated Profit and Loss Statement under Amortisation *(goodwill)* and Other Operating Income *(negative goodwill)*.

Financial assets

Except where immaterial, investments in associated companies are generally valued *at equity* pursuant to IAS 28. Basically, the same valuation methods are applied as those used for fully consolidated companies. Other investments are valued at the cost of acquisition, or their lower market value.

Interest bearing loans are reported at nominal value, if they are not subject to devaluation. Non-interest, or low interest bearing loans, are discounted at cash value. Securities *held to maturity* are valued at cost or, if their value is reduced permanently, at the lower market value. Other securities are reported at the market price, whereby valuation changes are included in a separate equity reserve *(available for sale)*.

Inventories

The valuation of inventories takes place at historical cost or at the lower fair value. Cost is generally determined using the weighted average price method.

Manufacturing costs include all directly attributable expenses, as well as all fixed and variable overheads. Selling costs and general administration costs are not included. Interest on borrowed capital relating to manufacture is not reported as an asset.

Receivables

Receivables and other assets are reported at nominal values. Valuation allowances are made for individual recognisable risks. The general receivables risk is generally accounted for on the basis of past empirical values.

Receivables in foreign currencies are valued at the exchange rate valid on the balance sheet date or, in the case of hedged exchange rates, at the hedged rate.

Securities

Securities not qualifying as held to maturity investments *(available for sale)* are reported at the stock market value on the balance sheet date *(mark-to-market)* or at repurchase values. Revaluations are reported in the Consolidated Profit and Loss Account.

Trading in securities among the individual financial services companies is reported at market value, whereby all changes in value are recognised as income *(held for trading)*.

Cash and cash equivalents

Financial assets of a short-term character are reported at the fair value. The original maturities of the financial assets at banks and securities reported in this item are shorter than three months. Receivables from financing and clearing with maturities of less than three months are also reported under this item.

Provisions and liabilities

Provisions are accrued to the amount, which, according to commercial judgement, is necessary on the balance sheet date to cover future payment obligations, recognisable risks and uncertain Group obligations. Provisions are reported at the most probable amount following a careful assessment of the situation.

Group companies make appropriate provision for future severance payments. The valuation of the future severance payment obligations is calculated on the basis of actuarial expert opinions using the projected unit credit method.

The pension provisions of national and international subsidiaries are calculated on the basis of actuarial expert opinions using the *projected unit credit method*. Future probable pension payments are spread over the time of employment of the employee until retirement age. Future anticipated increases in remuneration are taken into account.

Changes in the actuarial valuation assumptions (life expectancy, fluctuation rates, early retirement trends, the current market interest rate on blue chip, fixed-interest industrial bonds, salary levels and trends, expected income from the tied assets of a possible pension fund) have an effect on each balance sheet date, which is designated as actuarial gains and losses.

These Annual Accounts employ a corridor for the equalisation of fluctuations in the cash value of the obligation (IAS 19.92). A provision for the period is calculated at the beginning of the financial year on the basis of an actuarial forecast. A subsequent calculation is carried out on the balance sheet date. Should the provision made in accordance with the actuarial forecast deviate by more than 10% from the subsequent calculation, the difference in excess of the corridor will be compensated for over the average remaining period of employment starting in the subsequent financial year.

Provisions for long-service bonuses are also calculated using actuarial principles.
The premises assumed for the calculation of the provision for the employee benefits fund regarding discounts, remuneration increases and long-term interest on the fund assets vary according to the economic situation in the individual country. Probable life expectancies are calculated according to country specific life-expectancy tables. If necessary, a fluctuation discount is calculated for each individual company.

Generally, the following parameters are assumed:

	2002 *Subsequent* calculation	2002 Forecast	2001
Market interest rate (discount interest rate)	5.50%	5.50%	5.50%
Remuneration increase rate	3.00%	3.00%	3.00%
Expected long-term interest on fund assets	actual	6.00%	6.00%
Retirement age – women	56.5 years	56.5 years	56.5 years
Retirement age – men	61.5 years	61.5 years	61.5 years
Life expectancy tables	Heubeck 1998	Heubeck 1998	Heubeck 1998

Provisions for restructuring are made prior to the balance sheet date in accordance with IAS 37, if a sufficiently detailed formal plan is available and was announced.

Other provisions take into account all recognisable risks and uncertain obligations.

Tax deferrals. In accordance with IAS 12, all temporary valuation and reporting differences between the tax values and the IFRS balance sheet are included in the deferred taxes. Where possible, deferred tax assets and liabilities are netted. A valuation allowance of 60-85% is generally estimated for the remaining tax assets (including those arising from loss carry forwards). Deferred taxes for Austrian companies are calculated using a tax rate of 34%. International companies' taxes are calculated using the respective local tax rates. Fixed future tax rates for the reversal of differences are used for the deferral.

Liabilities. Liabilities are reported at their nominal value or the higher repurchasing value. Liabilities in foreign currencies are reported at the mean rate of exchange rate on the balance sheet date.

Use of estimates

The compilation of the Consolidated Annual Accounts requires estimates and assumptions, which can influence the reported values for assets, payables and financial liabilities on the balance sheet date, as well as income and expenses for the year under review. The actual values can differ from the estimated values. Despite the use of estimates, the *true and fair view* principle is fully maintained.

Notes to the profit and loss statement

For the first time, the Profit and Loss Statement is reported using the cost of sales method. The figures for the preceding year were adjusted accordingly.

1. Sales

Sales for the 2002 financial year comprise the following:

(TEUR)	2002	2001
Sales	**3,871,558**	**3,998,627**
Income from construction contracts	3,772,752	3,904,798
Net interest from advance payments received/paid	98,806	93,829

Income from construction contracts includes income recognised according to the degree of completion of the individual contract *(percentage of completion method).* The determination of the percentage of completion mainly occurs using the *cost-to-cost method.*

The project income from construction contracts is affected considerably by the conditions of payment. As a rule, long-term, interest-free payments are agreed. The interest on project-related, advance payments is recognised within the sales, which allows their reporting separate of project financing. Interest from high, project-related, advance payments is therefore regarded as an additional sales component. This item is determined by applying an average interest rate of 4% (2001: 4%) to the balance of advance and partial payments received (reported on the liabilities side or netted against assets) and advance and partial payments made. Sales by division and by region are reported in detail in the information on business segments.

2. Other operating income

This item comprises:

(TEUR)	2002	2001
Other operating income	**132,406**	**245,471**
Income from the disposal and the appreciation of fixed assets (excluding financial assets)	29,071	97,118
Income from the reversal of provisions	42,678	27,612
Contributions for research	4,794	3,782
Rental/lease income	7,072	7,676
Indemnification from insurance	5,270	7,859
Other	43,521	101,424

The income from the sale of fixed assets is primarily the result of the disposal of two items of real estate. In the comparable period of 2001, the main item reported was the income from the deconsolidation of the MCE Group (including the TMS companies). The income from the reversal of obsolete provisions relates mainly to provisions for invoiced projects.

3. Expenses for materials and depreciation

These production, sales and administrative costs include expenses for materials and for manufacturing services received of TEUR 2,238,525 (2001: TEUR 2,315,139), as well as depreciation on tangible and intangible assets of TEUR 72,072 (2001: TEUR 84,228).

4. Other operating expenses

The item comprises the following:

(TEUR)	2002	2001
Other operating expenses	**–149,478**	**–201,495**
Taxes other than taxes on income	–2,300	–8,119
Research and development expenses	–67,440	–86,582
Foreign currency translation losses	–5,936	–7,242
Restructuring expenses	–20,044	–50,028
Valuation allowance referring to other receivables	–18,005	–710
Litigation expenses	–1,369	–702
Other	–34,384	–48,112

Taking into account the restructuring expenses contained in other items of the Consolidated Profit and Loss Statement, total restructuring expenses of EUR 36.5 m (2001: EUR 70.0 m) result. In 2001, this figure was counterbalanced by the reversal of the negative goodwill of EUR 27 m derived from the initial consolidation of VA TECH Schneider High Voltage GmbH.

5. Interest result

This item comprises the following:

(TEUR)	2002	2001
Interest result	**–137,766**	**–107,291**
Net interest from advance payments received/paid	–98,806	–93,829
Interest result (excluding the reallocation of net interest)	**–38,960**	**–13,462**
Interest and similar income	40,839	57,779
Interest and similar expenses	–66,429	–59,727
Interest income from hedging transactions	19,054	19,231
Interest expenses from hedging transactions	–16,315	–16,388
Interest on employees benefit funds	–16,109	–14,357

With regard to the net interest on advance payments received/paid (is to be regarded as a sales component) reference should be made to (1) Sales.

In particular, the fall in the interest result (excluding the reallocation of net interest) is the consequence of the reduction in the assessment volume and the related drop in interest and similar income.

The interest on the employees' benefit fund relates to the interest costs with regard to the provisions for severance payments and pensions.

6. Investment result

This item comprises the following:

(TEUR)	2002	2001
Investment result	**5,160**	**80,708**
Income from investments		
Other affiliated companies	5,767	2,539
Other companies	6,453	8,379
Income from profit pooling agreements	266	0
Income from disposal of investments	1,235	78,407
Expenses on investments written-off	–5,494	–7,198
Other expenses relating to investments		
Other affiliated companies	–64	–1,419
Other companies	–3,003	0

The fall in the investment result is mainly due to the sale of 3,606,000 voestalpine AG shares in 2001.

7. Other financial result

This item comprises the following:

(TEUR)	2002	2001
Other financial result	**–41,431**	**–14,878**
Income from the disposal and appreciation of financial assets and current asset securities	5,087	4,346
Expenses from financial investments and current asset securities	–46,518	–19,224

The negative other financial result was largely due to the complete write down of the 10% investment in the insolvent Babcock Borsig Power GmbH, Oberhausen, amounting to TEUR 44,433.

8. Taxes

In relation to the earnings before taxes (EBT) the average tax rate is 15% (2001: minus 86%). The difference to the current Austrian corporation tax rate of 34% can be ascertained from the transition below:

(TEUR)	2002	2001
Tax quota	**15%**	**–86%**
Tax-free income, non-deductible expenses	6%	–42%
Difference to foreign tax rates	0%	2%
Change in the provision for asset side tax deferrals	–53%	84%
Consumption of existing losses carried forward	5%	–2%
Other permanent differences, taxes from outside the period	–7%	10%
Anticipated tax rate	**–34%**	**–34%**

Notes to the balance sheet

9. Tangible assets

This item comprises the following:

(TEUR)	2002	2001
Tangible assets	**451,126**	**519,504**
Land, rights to land and buildings, including buildings on land owned by third parties	255,330	304,477
Plant and machinery	122,909	140,291
Other plant, furniture and fixtures	63,256	65,709
Advance payments made and construction in progress	9,631	9,027

A detailed breakdown of the tangible assets combined in the balance sheet and their development during 2002 is contained in the Movement of Fixed Assets schedule.

The item real estate, rights equivalent to real estate and buildings, including buildings on third-party real estate incorporates land values of TEUR 46,661 (2001: TEUR 53,268).

Restrictions on the use of assets, or assets pledged as securities, amounted to TEUR 34,858 (2001: TEUR 21,867).

Apart from those recognised in the balance sheet, there are only immaterial obligations in connection with the purchase of assets.

The tangible assets contain property, which in accordance with IAS 40 is to be reported as *Investment Property*. The book value of around TEUR 10,500 roughly corresponds with the market value.

Financial lease agreements

The tangible assets contain items which are used on the basis of financial leasing agreements. Such agreements are mainly employed for Group offices in Vienna.

(TEUR)	2002	2001
Tangible assets: net carrying amount at the balance sheet date	16,799	36,090
Minimum lease payments at the balance sheet date	19,795	43,366
Present value of the miminum lease payments with a term of not later than one year	2,674	4,774
Present value of the mimimum lease payments with a term of later than one year and not later than five years	7,397	12,841
Present value of the mimimum lease payments with a term of later than five years	11,240	19,959
Discount rate	5.5%	5.5%

Operating lease agreements

Apart from financial leasing agreements, obligations exist from leasing, rental and lease agreements relating to fixed assets not reported in the balance sheet (operating leases).

(TEUR)	2002	2001
Total of future miminum lease payments under non-cancellable operating leases	242,347	169,004
not later than one year	38,623	30,540
later than one year and not later than five years	143,701	97,234
later than five years	60,023	41,230
Total of future minimum leasing payments expected to be received under non-cancellable subleases at the balance sheet date	856	515
Total lease and sublease payments recognised in income for the period	22,767	18,042

10. Intangible assets

This item combines the following:

(TEUR)	2002	2001
Intangible assets	**27,233**	**32,050**
Concessions, commercial rights and benefits and derivative licenses	24,045	28,076
Advance payments made	0	325
Development costs	3,188	3,649

A detailed breakdown of the intangible assets combined in the balance sheet and their development during 2002 is contained in the Movement of Fixed Assets schedule.

Development costs were only capitalised where the necessary preconditions in accordance with IAS 38 *Research and Development Costs* were fulfilled. In line with IAS 39 research costs are not reported as assets and therefore flow directly and entirely into the Profit and Loss Statement.

11. Goodwill

The excess of the cost of acquisition over the fair value of the net assets of the subsidiary acquired is recorded as goodwill.

This item developed as follows:

(TEUR)	Metallurgy	Hydro Power Generation	Transmission and Distribution	Water Systems	Infra-structure	Other VA TECH and con-solidation	VA TECH Group Total
Balance as at Dec. 31, 2001	173,186	86,819	108,663	30,819	11,194	9,514	**420,196**
Additions	2,704	0	0	0	1,798	0	**4,501**
Ordinary goodwill amortisation	–9,753	–5,188	–9,395	–1,813	–1,923	–942	**–29,014**
Extraordinary goodwill amortisation	0	0	–809	–15,730	0	0	**–16,539**
Use/reversal of negative goodwill	0	0	0	0	0	420	**420**
Translation differences	–820	0	–1,168	0	0	0	**–1,987**
Balance as at Dec. 31, 2002	**165,317**	**81,631**	**97,291**	**13,276**	**11,070**	**8,992**	**377,577**

Netted negative goodwill amounting to TEUR 422 (2001: TEUR 842) is reported under this item.

Apart from scheduled goodwill amortisation of TEUR 29,014 (2001: TEUR 28,327), extraordinary amortisation of TEUR 15,730 was undertaken in the Water Systems Division as a result of negative market developments. The value in use was calculated using a model based on the discounted cash flow method with an interest rate of 8.0%. Specific company risk was taken into account in the planned cash flow.

12. Financial assets

This item comprises the following:

(TEUR)	2002	2001
Financial assets	**124,807**	**120,371**
Investments in affiliated companies	29,017	21,343
Shares in associated companies	715	0
Loans to affiliated companies	1,177	1,763
Due before one year	92	318
Due after one year	1,085	1,445
Other investments	22,192	22,781
Fixed asset securities	62,597	63,656
Other loans	9,109	10,828
Due before one year	482	100
Due after one year	8,627	10,728

Detailed information concerning Group investments (investments of more than 20%) is contained in the Schedule of Group Investments. Equity and the annual results from international subsidiaries are reported in EURO 1,000 (TEUR), following conversion at the exchange rate on the balance sheet date.

13. Deferred taxes

In accordance with the temporary differences approach, deferred tax assets and liabilities are calculated for the material balance sheet items disclosed below. Where possible, asset and liability side tax deferrals are netted. In line with their medium-term realisation, remaining deferred tax assets (including those from loss carry forwards) are generally reported at 15-40%. In the case of foreign loss carry forwards, as a rule no deferred assets are reported, as realisation is insufficiently secured.

(TEUR)	Assets 2002	Assets 2001	Liabilities 2002	Liabilities 2001
Investments	517,706	319,485	0	0
Receivables and inventories	54,590	0	–41,966	–108,384
Retirement plans	43,992	44,403	–81	–34
Other	46,304	326,217	–131,972	–125,962
Net operating loss carry forwards	807,494	779,750	0	0
Less balance of deferred taxes on the liabilities side	–89,151	–147,430	89,151	147,430
Less valuation allowance	–1,201,444	–1,140,872	0	0
Base for deferred taxes	**179,491**	**181,553**	**–84,868**	**–86,950**
Tax rate	**34%**	**34%**	**34%**	**34%**
Balance deferred taxes	**61,027**	**61,728**	**–28,855**	**–29,563**
Deferred tax from consolidation activities	6,782	8,531	0	0
Deferred taxes	**67,809**	**70,259**	**–28,855**	**–29,563**

A change in deferred taxes of TEUR 490 (2001: TEUR 26,463) was recognised as an expense.

No tax deferrals were made for temporary differences relating to investments in subsidiaries.

At the year-end 2002, there were total tax loss carry forwards of around EUR 800 m, of which roughly EUR 600 m derived from Austria.

There are no expiry dates on the Austrian loss carry forwards and varying expiry dates on the foreign loss carry forwards.

14. Inventories

This item comprises the following:

(TEUR)	2002	2001
Inventories	**286,085**	**349,456**
Raw materials and supplies	97,743	94,961
Partly finished goods	12,515	15,196
Finished goods	14,108	18,506
Merchandise	3,998	5,438
Work in progress	157,721	215,355
Advance payments received	–32,272	–32,156

Value adjustments of TEUR 18,677 (2001: TEUR 29,902) were made to the inventories.

15. Advance payments made

This item comprises the following:

(TEUR)	2002	2001
Advance payments made	**47,785**	**49,364**
Due before one year (net)	**42,689**	**47,537**
Due before one year (gross)	69,935	87,159
Advance payments received	–27,246	–39,622
Due after one year (net)	**5,096**	**1,827**
Due after one year (gross)	5,096	2,325
Advance payments received	0	–498

16. Trade accounts receivable

This item comprises the following:

(TEUR)	2002	2001
Trade accounts receivable	**1,172,314**	**1,348,709**
Receivables from third parties	669,146	773,250
Receivables from construction contracts	2,619,030	2,467,169
Advance payments received	–2,142,155	–1,913,475
Receivables from affiliated companies	21,973	19,289
Receivables from companies in which an investment is held	4,320	2,476
Trade accounts receivable	**1,172,314**	**1,348,709**
Due before one year	1,104,125	1,250,491
Due after one year	68,189	98,218

Risk analysis for plant building is performed using a standardised risk determination system with quarterly updates, which is employed throughout the VA TECH Group. To account for risks that occur while estimating the anticipated total income, valuation adjustments to the receivables from construction contracts are made according to the specific risk in individual Business Areas.

(TEUR)	2002	2001
Construction contracts	**2,619,030**	**2,467,169**
Aggregate costs incurred to date	2,375,250	2,308,942
Aggregate recognised profits to date	334,899	258,041
Aggregate recognised losses to date	–91,119	–99,814
Customer retentions	6,320	8,038

17. Other interest bearing receivables

This item comprises the following:

(TEUR)	2002	2001
Other interest bearing assets	**111,665**	**96,834**
Receivables from financing and clearing	**7,299**	**4,255**
Receivables from affiliated companies	7,299	4,255
Due in three months to one year	7,040	2,874
Due after more than one year	259	1,381
Other interest bearing receivables	**104,366**	**92,579**
Due in three months to one year	56,356	39,287
Due after more than one year	48,010	53,292

18. Other non-interest bearing receivables

This item comprises the following:

(TEUR)	2002	2001
Other non-interest bearing assets	**332,387**	**333,682**
Other securities and shares	**1**	**44,433**
Due after more than one year	1	44,433
Other non-interest bearing receivables	**332,386**	**289,249**
Due in three months to one year	316,709	267,350
Due after more than one year	15,677	21,899

As a result of the 10% investment in the insolvent Babcock Borsig Power GmbH, the total book value of TEUR 44,433 was written down.

19. Cash and cash equivalents

(TEUR)	2002	2001
Cash and cash equivalents	**648,033**	**792,396**
Cash, cheques	8,888	4,815
Balances at banks due in up to three months	228,159	383,693
Securities due in up to three months	396,138	391,758
Receivables from financing and clearing due in up to three months	14,848	12,130
From affiliated companies	14,848	11,846
From companies in which an investment is held	0	284

Liquidity

(TEUR)	2002	2001
Net liquidity	**83,171**	**–20,534**
Gross liquidity	**822,295**	**952,887**
Cash and balances at banks	648,033	792,396
Other interest bearing receivables	111,665	96,834
Other financial assets	62,597	63,657
Interest bearing liabilities	**–739,124**	**–973,421**
Liabilities to banks	–631,349	–887,851
Other interest bearing liabilities	–107,775	–85,570

In 2002, active debitor and creditor management, together with a programme for the sale of short-term receivables amounting to TEUR 81,863, resulted in a substantial improvement in liquidity.

Structure of invested gross liquidity on the balance sheet date

(%)	2002	2001
Money market	44%	47%
Investment funds	56%	53%

Structure of interest bearing liabilities on the balance sheet date

(TEUR)	2002	2001
Interest-bearing liabilities	**739,124**	**973,421**
thereof short-term money market loans, current account overdrafts and other interest-bearing liabilities	172,271	247,459
thereof long-term export loans	299,969	374,332
thereof other long-term commercial loans	266,884	351,630
Interest bearing liabilities	**739,124**	**973,421**
thereof non-collateralised	601,649	829,145
thereof collateralised with securities or mortgages	137,475	144,276

20. Equity

This item comprises the following:

(TEUR)	2002	2001
Equity including minority interests	**505,211**	**632,261**
Equity	**461,614**	**577,539**
Paid up share capital	109,050	109,050
Capital reserves	267,258	267,258
Capital reserves - appropriated	133,210	133,210
Capital reserves - unappropriated	134,048	134,048
Retained earnings	85,306	201,231
Minority interests	**43,597**	**54,722**

VA Technologie AG equity comprises 15,000,000 share certificates.

In order to give VA TECH Group employees an opportunity to participate in the development of share value within the framework of a share option scheme, 250,000 VA TECH shares were acquired during 1999. Taking shares held in treasury into account, there were 14,750,000 shares outstanding on the balance sheet date.

In line with a resolution of the Annual General Meeting on April 17, 2002, the Managing Board was authorised to carry out a conditional capital increase for the granting of share options. The authorisation relates to a limited capital increase of up to 1.5 million shares with a minimum issue price of EUR 7.27 per share, is limited to five years and subject to approval by the Supervisory Board.

Capital reserves were formed during the transfer of assets at the time of the establishment of VA Technologie AG and are reduced by own shares. Retained earnings include provisions for revaluations, currency conversion differences and unappropriated retained earnings, the net profit/loss for the period and results from previous business periods carried forward.

Details concerning the development of the equity of the VA TECH Group are reported in the Equity Statement.

21. Liabilities to banks

(TEUR)	2002	2001
Liabilities to banks	**631,349**	**887,851**
Due after one year	502,243	630,400
Due before one year	129,106	257,451

The average interest rate for long-term liabilities to banks on the balance sheet date was 3.8% (2001: 4.3%) and 3.8% (2001: 4.1%) for the entire portfolio. The average term is 3.6 years (2001: 3.5 years) for long-term loans and 2.9 years (2001: 2.7 years) for the entire portfolio.

22. Trade accounts payable

(TEUR)	2002	2001
Trade accounts payable	**676,829**	**780,139**
Due after more than one year	**2,192**	**10,069**
To third-parties	2,192	10,044
To affiliated companies	0	25
Due before one year	**674,637**	**770,070**
To third-parties	663,404	756,363
To affiliated companies	9,526	12,767
To companies in which an investment is held	1,707	940

23. Advance payments received

Advance payments received from the inventories and trade accounts receivables of TEUR 2,201,674 (2001: TEUR 1,985,751) were reported as an asset.

(TEUR)	2002	2001
Advance payments received	**399,194**	**502,666**
Due after more than one year	57,410	52,965
Due before one year	341,784	449,701

24. Provisions for pensions, severance payments and long-service bonuses

This item comprises the following:

(TEUR)	2002	2001
Provisions for pensions, severance payments and long service bonuses	**283,992**	**295,136**
Provisions for pensions	91,231	112,692
Provisions for severance payments	165,812	154,889
Provisions for long service bonuses	26,949	27,555

Due to individual contractual agreements, VA TECH has an obligation to pay a number of employees a pension supplement upon retirement. In general, the amount of the individual pension payment is determined by the length of employment. For salaried and professional employees the retirement pension is based largely on the final salary, or a fixed amount. Financial cover for defined benefit plans, subject to which the company guarantees a certain pension amount, is mainly provided through the accrual of pension provisions. The valuation of pension obligations and the coverage necessary is calculated according to the *projected-unit-credit method* described in IAS 19 *(Employee Benefits)*. This valuation not only takes into account the pensions existent on the balance sheet date and accrued rights, but also anticipated future increases in the valuation parameters. According to actuarial valuation, the total expense for performance-related pension obligations comprises the following:

24, 25. Provisions

Schedule of VA TECH Group provisions as at December 31, 2002

(TEUR)	Balance as at Jan. 1, 2002	Translation differences	Change in scope of consolidation	Use/Reversal	Allocation	Reclassification	Balance as at Dec.12, 2002
Provisions for pensions, severance payments and long service bonuses	**295,136**	**–704**	**–4,819**	**30,920**	**33,618**	**–8,318**	**283,992**
Provisions for taxes	**18,565**	**–1,758**	**–491**	**25,143**	**26,582**	**–18**	**17,737**
Provisions for other personnel expenses	**11,916**	**–670**	**–382**	**6,944**	**8,193**	**–3,215**	**8,898**
Project related provisions							
Provisions for completed projects	320,809	–6,674	–806	176,802	171,112	–771	306,868
Provisions for uncompleted projects	62,377	–3,504	–196	43,869	31,679	2,119	48,605
	383,186	**–10,178**	**–1,002**	**220,672**	**202,792**	**1,347**	**355,473**
Other provisions							
Provisions for restructuring	52,129	–1,601	0	34,676	19,840	494	36,186
Miscellaneous other provisions	85,297	–2,183	–115	42,024	26,112	5,036	72,123
	137,426	**–3,784**	**–115**	**76,700**	**45,952**	**5,530**	**108,309**
Total provisions	**846,229**	**–17,093**	**–6,810**	**360,379**	**317,136**	**–4,675**	**774,409**
in % of balance sheet total	20.5%						21.2%

(TEUR)	2002	2001
Pension obligations		
Actuarial present value of pension obligations		
Present value of defined benefit obligations (DBO) - funded	244,632	225,065
Present value of defined benefit obligations (DBO) - unfunded	55,793	83,364
Present value of accrued pension rights	**300,425**	**308,429**
Fair value of plan assets	−169,708	−188,186
Anticipated pension obligation less plan assets	**130,717**	**120,243**
Unrecognised actuarial gains/losses	−39,486	−7,551
Provisions for penions	**91,231**	**112,692**

The fund assets managed by pension funds are mainly invested in shares, fixed interest securities and real estate.

(TEUR)	2002	2001
Severance payment obligations		
Actuarial present value of severance payment obligations		
Present value of defined benefit obligations (DBO) - unfunded	182,784	166,599
Present value of accrued severance payment rights	**182,784**	**166,599**
Unrecognised actuarial gains/losses	−16,972	−11,710
Provisions for severance payments	**165,812**	**154,889**

Net pension expenses for the major pension funds comprise the following:

(TEUR)	2002	2001
Net periodic costs pensions	**21,459**	**16,551**
Current service cost	11,001	9,629
Interest cost	12,901	11,083
Expected return on plan assets	−4,841	−3,926
Actuarial gains/losses	438	425
Curtailments and settlements	1,960	−660

The pension expenses for **contribution-plans** amounted to TEUR 8,972.

Net expenses relating to severance payments comprise the following:

(TEUR)	2002	2001
Net periodic costs severance payments	**16,666**	**13,419**
Current service cost	9,614	6,263
Interest cost	8,049	7,200
Actuarial gains/losses	558	−44
Curtailments and settlements	−1,555	0

25. Other provisions

In particular, provisions for projects include cover for subsequent costs, impending losses from open business, as well as for warranties and guarantees. Other provisions are mainly short-term in nature. A detailed presentation of the provisions is contained in the table above.

26. Other interest bearing liabilities

(TEUR)	2002	2001
Other interest bearing liabilities	**107,775**	**85,570**
Other interest bearing liabilities due after more than one year	**16,143**	**40,428**
Liabilities from financing and clearing	0	331
To affiliated companies	0	331
Other interest bearing liabilities	16,143	40,097
Other interest bearing liabilities due before one year	**91,633**	**45,143**
Liabilities from financing and clearing	3,259	7,049
To affiliated companies	1,995	6,378
To companies in which an investment is held	1,264	671
Other interest bearing liabilities	88,374	38,095

27. Other non-interest bearing liabilities

(TEUR)	2002	2001
Other non-interest bearing liabilities	**523,198**	**368,543**
Other non-interest bearing liabilities due after more than one year	**48,610**	**41,535**
Capital contributed by silent partners	1,817	1,817
Public grants	505	518
Other non-interest bearing liabilities	46,288	39,200
Other non-interest bearing liabilities due before one year	**474,588**	**327,008**
Other non-interest bearing liabilities	437,711	290,716
Deferred income	36,877	36,292

Notes to the cash flow statement

In accordance with the IFRS guidelines, the liquid fund only contains liquid assets and current account securities that have an original term of less than three months. Liquid assets and securities with an original maturity of more than three months are reported as other receivables. Changes in the scope of consolidation are eliminated for the respective items in the three divisions.

28. Cash earnings

This item comprises the following:

(TEUR)	2002	2001
Metallurgy	–31,977	–95,638
Hydro Power Generation	26,925	33,426
Transmission and Distribution	46,195	18,015
Water Systems	–47,137	3,613
Infastructure	16,361	29,363
Other VA TECH and Consolidation	9,660	1,525
VA TECH Group total	**20,027**	**–9,696**

29. Cash flow from operating activities

The *cash flow from operating activities* consists of *cash earnings* of TEUR 20,027, which contain the *repatriated* write-down of the investment in Babcock Borsig Power of TEUR 44,433, and the change in working capital of TEUR 76,673. The change in working capital is due to active debtor and creditor management and the sale of short-term receivables. Moreover, the level of advance payments received, particularly in the Hydro Power Generation Division, was markedly increased over the preceding year.

30. Cash flow from investing activities

Cash flow from investing activities included the divestment of VA TECH Elin EBG Motoren GmbH and other fixed asset disposals relating to the programme for the reduction in capital employed. Investments in fixed assets included TEUR 6,516 in property and buildings (2001: TEUR 14,873), plant, factory and office equipment of TEUR 43,300 (2001: TEUR 45,249), payments in advance on tangible assets of TEUR 10,584 (2001: TEUR 11,358) and other additions of TEUR 12,707 (2001: TEUR 17,885). The effects of the changes in the scope of consolidation on investment activity in 2002 were immaterial.

31. Cash flow from financing activities

The *cash flow from financing activities* is characterised by a significant reduction in liabilities to banks. Following netting, a negative *cash flow from financing activities* of minus TEUR 245,515 (2001: TEUR 181,564) resulted.

Other information

Contingencies

In particular, the following contingencies are inherent to VA TECH business:

- **Advance payment guarantees,** which secure the claim of a customer to the repayment of an advance payment made to a VA TECH Group company. Such claims generally arise when the customer withdraws from a contract for justifiable reasons.
- **Performance bonds,** which secure the right of the customer to the fulfilment of obligations related to a specific contract.
- **Warranty guarantees,** which secure the right of the customer to the fulfilment of the contractual warranty obligations.
- **Retention guarantees,** which secure the right of the customer to the repayment of retention payments.
- **Letters of comfort** are obligations of the parent company to the creditors of a Group company, to provide the affected Group company with sufficient finance, in order to enable it to fulfil its obligations to the beneficiary of the letter of comfort.

The total volume of contingencies on the balance sheet date was EUR 2,687 m (2001: EUR 3,057 m) and consisted of EUR 1,598 m in bank guarantees and EUR 1,089 m in Group guarantees. All in all, EUR 503 m in advance payments received are reported as a liability. Where required, the contingencies are accounted for in the project evaluation.

The guarantees subject to obligatory disclosure in accordance with IAS 36.28 amounted to TEUR 90,179 (2001: TEUR 120,790) on the balance sheet date.

Other financial risks

There were no other financial obligations subject to obligatory disclosure on the balance sheet date.

Project risks

Specific project management directives exist for every VA TECH division. Projects showing certain risk indicators are presented to the VA TECH Managing Board during the tender phase. An integral part of any order calculation is the preparation of a risk analysis concept, which is updated on a quarterly basis. Risk analysis also incorporates geographical risks in the form of individual country ratings. Project realisation is tracked within the framework of institutionalised, quarterly monitoring. In addition, individual projects are partially subject to on-going internal auditing.

Risk management in the financial sector (Group Treasury)

Financial risk management is regulated by **Group directives.** Such Group directives apply to, amongst other things, the management of interest rate and foreign exchange risk, the issuing of financial guarantees and warranties and the counterparty risk arising from financial transactions. Appropriate internal auditing systems have been implemented in respect of auditing and controlling risks resulting from money market and foreign exchange transactions.

All money market and foreign exchange transactions and interest rate risk and foreign exchange risk hedges must be contracted with the Group Treasury.

All Group Treasury activities are subject to strict monitoring in respect of exposures and settlement procedures. A specific **controlling and auditing procedure** is in place separating trading, back office, internal auditing and accounting. In particular, Internal Auditing monitors counterparty limits, interest rate and foreign exchange limits and dealer limits.

The Group maintains centrally managed investment funds in respect of **long-term EUR investments** by Group companies. Group companies participating in these funds hold certificates of investment which are valued on a mark-to-market basis. Interest rate hedging in respect of the funds is arranged predominantly using futures. Foreign exchange risk is hedged mainly by forward contracts.

As far as the structur of borrowing (interest bearing liabilities) is concerned, phase refer to item 19, Cash and Cash Equivalents.

In accordance with the respective Group Directive, Group companies' **foreign exchange exposures** must be completely hedged with the Group Treasury. The Group Treasury uses forwards, foreign exchange swaps and foreign exchange options (only purchase) as derivative financial instruments.

The following foreign exchange spot positions were open at the year-end:

Currency	in T-local currency	in TEUR	Unrealised gain/loss +10% rate change or historical 12 month max. respectively	Unrealised gain/loss -10% rate change or historical 12 month max. respectively
USD	–223	–213	–47	–
CAD	101	61	7	–6
GBP	40	62	4	–6
PLN	–141	–35	–5	1
CHF	–24,806	–17,079	–1,898	376
Others		136	14	–14
Total			**–1,925**	**351**

Foreign exchange spot rates are used to value the foreign exchange positions at the year-end.

At the year-end, only forward contracts were used to hedge the exposures. No FX-options were outstanding.

The **interest rate risk** of the Group is defined as the exposure to an increase in interest paid and/or decrease in interest received arising from financial assets and liabilities. Hedges in respect of these interest rate risks are executed with the Group Treasury. The use of derivative instruments such as forward rate agreements, interest rate swaps, cross currency swaps and the purchase of interest rate options is permitted.

The financial instruments (basic instruments as well as derivatives) are regularly analysed in respect of their interest rate adjustment date (interest rate gap analysis).

In addition a sensitivity analysis is undertaken. This is performed assuming a parallel shift of the yield curve of 0,50%. The following exposures represent the position at the year-end:

(EUR m)	< 1 year	1 – 5 years	5 – 10 years	> 10 years
Interest rate gaps - net exposure	54.5	–88.9	–1.7	16.5

The sensitivity is EUR 0.7 m.

The mark-to-market valuation of the FX and interest rate derivatives is performed using market prices at the year-end, i.e. FX-spot rates, interest rates and volatilities. FX-forwards, FX-swaps, interest rate swaps and cross currency swaps are valued using the discounted value method; plain vanilla (options of the first generation) FX and interest rate options are valued using the Black Scholes model and average rate options are valued using the Merton Reiner Rubinstein model.

Hedge-accounting is applied to the majority of transactions. Supply contracts in foreign currency are normally contracted in a curreny which is different to the base currency of both parties to the contract. In accordance with IAS 39.25 embedded derivatives are applied to such transactions. This is based on the assumptions that in principle the supply contracts are denominated in EURO; the parties simultaneously enter into a synthetic FX-forward deal which matures at the forecasted payment date and that the synthetic deals convert the EURO amount to the relevant foreign currency.

Therefore, in accordance with IAS 39.137ff, there is no firm commitment, but a derivative transaction applies, which is valued according to Fair Value. All derivatives are included *in the profit and loss statement. The embedded derivatives* or the increase of receivables respectively are reflected in the Annual Report at market values.

The Group Treasury is permitted to run open interest rate and foreign exchange positions within a value-at-risk-limit approved by the VA TECH Managing Board.

Based on a confidence level of 99% and a foreign exchange and interest rate risk position holding of ten days the following key figures were calculated at the year-end:

(TEUR)	
Fair value	20,848
Value-at-risk	277

Information on business segments

Segment information by Group Division (primary segments)

In accordance with IAS 14 (revised 1997) the five Group Divisions Metallurgy, Hydro Power Generation, Transmission and Distribution, Water Systems and Infrastructure are considered as being the primary segments, as this structure corresponds with both the internal management organisation and reporting of the VA TECH Group.

The item internal sales relates to inter-divisional sales. These are completed at standard market prices and basically correspond with the *at arm's length principle.*

Reference should be made to the Management Report for information concerning business development in the individual Group Divisions.

Metallurgy

The VA TECH Metallurgy Division is the global leader in the field of engineering and plant building for the iron, steel and aluminium industries, with a multinational orientation and special strengths in the technology, automation and services fields.
Depreciation and amortisation in 2001 included extraordinary amortisation on goodwill of TEUR 27,900.

(TEUR)	2002	2001
Metallurgy		
External sales	1,023,781	1,113,418
Internal sales	28	338
EBIT	6,145	–110,875
Assets	1,170,463	1,332,252
Other non-interest bearing liabilities	131,205	94,862
Investments in tangible and intangible assets	13,260	17,899
Investments in shareholdings	17,136	46,539
Depreciation and amortisation (excluding financial assets)	–21,451	–53,325
Employees (on the balance sheet date)	3,364	4,012

Hydro Power Generation

The VA TECH Hydro Power Generation Division is a global supplier of electro-mechanical equipment and services ("Water to Wire") for hydro power plants and holds a leading position in the growing power plant refurbishment market.

(TEUR)	2002	2001
Hydro Power Generation		
External sales	741,302	648,356
Internal sales	16,880	22,278
EBIT	56,470	38,417
Assets	637,020	612,134
Other non-interest bearing liabilities	79,220	55,341
Investments in tangible and intangible assets	11,200	14,532
Investments in shareholdings	445	9,960
Depreciation and amortisation (excluding financial assets)	–16,840	–20,029
Employees (on the balance sheet date)	3,098	3,151

Transmission and Distribution

The VA TECH Transmission and Distribution Division is a leading international supplier of systems solutions in the electrical power transmission and distribution sector.

(TEUR)	2002	2001
Transmission and Distribution		
External sales	1,234,041	1,179,594
Internal sales	23,932	17,642
EBIT	50,032	49,921
Assets	1,214,512	1,390,027
Other non-interest bearing liabilities	121,912	110,397
Investments in tangible and intangible assets	30,507	33,628
Investments in shareholdings	3,044	680
Depreciation and amortisation (excluding financial assets)	–40,260	–18,323
Employees (on the balance sheet date)	6,541	6,691

Water Systems

The Water Systems Division is an international systems supplier with an extensive range of water and wastewater treatment technologies and a global network of business units.

Depreciation and amortisation includes extraordinary amortisation on goodwill of TEUR 15,730.

(TEUR)	2002	2001
Water Systems		
External sales	274,448	316,516
Internal sales	123	109
EBIT	–54,661	9,144
Assets	276,010	293,682
Other non-interest bearing liabilities	26,329	11,929
Investments in tangible and intangible assets	1,061	1,329
Investments in shareholdings	240	59
Depreciation and amortisation (excluding financial assets)	–21,344	–4,910
Employees (on the balance sheet date)	788	827

Infrastructure

The VA TECH Infrastructure Division is a leading supplier of electromechanical, electronic and holistic utilities systems, plants and services. Its solutions competence incorporates the areas of industrial plants, technical building systems, power supply, automation, drive technology and facility management. In addition, services such as IT outsourcing are also available.

(TEUR)	2002	2001
Infrastructure		
External sales	587,262	603,092
Internal sales	52,091	38,465
EBIT	31,567	28,521
Assets	452,024	449,421
Other non-interest bearing liabilities	81,021	47,955
Investments in tangible and intangible assets	10,204	15,186
Investments in shareholdings	5,839	5,404
Depreciation and amortisation (excluding financial assets)	–13,474	–15,314
Employees (on the balance sheet date)	3,571	4,004

Information on business segments

(TEUR)	Group Divisions total 2002	Other VA TECH and consolidation 2002	VA TECH Group total 2002	Group Divisions total 2001	Other VA TECH and consolidation 2001	VA TECH Group total 2001
VA TECH Group total						
External sales	3,860,834	10,724	3,871,558	3,860,976	137,651	3,998,627
Internal sales	93,053	–93,053	0	78,832	–78,832	0
EBIT	89,553	–6,231	83,323	15,128	68,125	83,252
Assets	3,750,029	–103,209	3,646,820	4,077,516	55,306	4,132,821
Other non-interest bearing liabilities	439,687	83,511	523,197	320,485	48,058	368,543
Investments in tangible and intangible assets	66,233	4,580	70,813	82,574	6,791	89,365
Investments in shareholdings	26,704	474	27,178	62,642	–12,474	50,168
Depreciation and amortisation (excluding financial assets)	–113,369	–4,256	–117,625	–111,901	–34,171	–146,072
Employees (on the balance sheet date)	17,362	363	17,725	18,685	162	18,847

Segment information by region (secondary segmentation)

EUR m	Europe 2002	Europe 2001	North America 2002	North America 2001	South America 2002	South America 2001
External sales	2,250	2,232	512	600	237	302
Assets [1]	3,203	3,600	232	311	88	91
Investments in tangible/intangible assets	64	67	4	18	1	1

EUR m	Asia 2002	Asia 2001	Near and Middle East, Africa 2002	Near and Middle East, Africa 2001	VA TECH Group total 2002	VA TECH Group total 2001
External sales	545	460	327	404	3,872	3,999
Assets	93	102	31	29	3,647	4,133
Investments in tangible/intangible assets	2	2	0	0	71	89

[1] The European segment contains consolidation effects of EUR 3,111 m (2001: EUR 3,120 m)

Information concerning closely associated companies

In particular, the Metallurgy Division conducts business subject to the arm's length principle with the voestalpine Group, which has a 19.05% holding in VA TECH. Metallurgy Division sales to the voestalpine Group in 2002 amounted to TEUR 56,951 (2001: TEUR 35,346). Order intake totalled TEUR 60,495 (2001: TEUR 67,046).

Information concerning corporate bodies and employees

As at December 31, 2002, a work force of 17,725 (2001: 18,847) was employed by companies included in the Consolidated Annual Accounts. This figure comprises approximately two-thirds white collar and one-third blue-collar workers. The production, sales and administration costs contain personnel expenses of TEUR 975,362 (2001: 1,063,229).

Severance and pension payments for the 2002 financial year, including those of subsidiaries and sub-subsidiaries, were distributed as follows:

(TEUR)	2002	2001
Severance payments and pensions	**44,647**	**51,150**
Managing Board members Executive managers	10,077	5,969
Other employees	34,570	45,181

In 2002, emoluments of TEUR 1,465 (2001: TEUR 1,419) were disbursed to the active members of the VA Technologie AG Managing Board and a sum of TEUR 2,599 (TEUR 3,213) to retired Board members. The salaries of the Managing Board contain a variable amount of 24%. In order to avoid risks related to defined benefit pension commitments, during 2002 the pensions of Managing Board members and executive managers were changed from a defined benefit to a contribution scheme. In this connection, using the existing provision, a sum of TEUR 1,421 was transferred to the pension fund for active Managing Board members.

The following options were allocated to Managing Board members and executive managers within the scope of the share option scheme initiated in 2002:

	Quantity
Options	**362,376**
Managing Board members	35,364
Executive managers	327,012

Following a two-year waiting period, the options can be exercised between May 31, 2004 and June 8, 2007. An option represents an entitlement to the purchase of one share at an exercise price of EUR 25.46. There is no retention period for the shares purchased within the framework of the option scheme. The options are non-transferrable and were either served by conditionally approved capital or the repurchase of own shares. The estimated value of the options on the balance sheet date was EUR 1.67 per option (EUR 12.26 at the date of allocation).

Emoluments of TEUR 135 (2001: TEUR 161) were disbursed to the active members of the VA Technologie AG Supervisory Board. TEUR 62 (2001: TEUR 48) were employed for expense reimbursements. No such payments were made to former members of the Supervisory Board.

No advance payments or loans were granted to the members of the VA Technologie AG Managing and Supervisory Boards.

Linz, March 4, 2003

VA TECHNOLOGIE AG
The Managing Board



Erich Becker
Chairman



Roland Scharb
Vice-Chairman



Gerhard Falch
Member of the Board



Christian Habegger
Member of the Board



Klaus Sernetz
Member of the Board

Auditors Report

To the Supervisory Board and Shareholders of VA Technologie Aktiengesellschaft:

We have audited the accompanying Consolidated Annual Accounts of VA Technologie Aktiengesellschaft as at December 31, 2002, prepared by the Company in accordance with the International Financial Reporting Standards (IFRS), adopted by the International Accounting Standards Board (IASB). The Consolidated Annual Accounts are the responsibility of the Company's Managing Board. Our responsibility is to express an opinion on the Consolidated Annual Accounts based on our audit. The audits of the annual accounts of Group subsidiaries and Group divisions were partly carried out by other auditiors. As far as these subsidiaries are concerned, our opinion is based solely on the report of the other auditors.

We conducted our audit in accordance with the Austrian principles and practices of auditing and the International Standards on Auditing issued by the International Federation of Accountants Committee (IFAC). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Consolidated Annual Accounts are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the Consolidated Annual Accounts.
An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial presentation. We believe that our audit provides a reasonable basis for our opinion.

Attention is drawn to note (1) Sales, with regard to the inclusion of an interest component in the sales.

In our opinion, the Consolidated Annual Accounts present fairly, in all material respects, the financial position of the Group as at December 31, 2002 and 2001, as well as the results of its operations and its cash flows for the 2002 and 2001 financial years, in accordance with International Financial Reporting Standards (IFRS), adopted by International Accounting Standards Board (IASB).

Pursuant to Austrian commercial law, the Status Report and the Group's adherence to requirements for exemption from the compilation of Consolidated Annual Accounts prepared in accordance with the Austrian Commercial Code must be examined.

In our opinion the Status Report complies with the Consolidated Annual Accounts and the legal requirements for an exemption from the obligation to compile Consolidated Annual Accounts in accordance with the Austrian Commercial Code have been met.

Linz, March 4, 2003

KPMG Alpen-Treuhand GmbH
Wirtschaftsprüfungs- und Steuerberatungsgesellschaft



Gabriele Lehner
Chartered accountant and tax consultant


KPMG Alpen-Treuhand
Wirtschaftsprüfungs- und Steuerberatungs-GmbH



Johann Lummerstorfer
Chartered accountant and tax consultant

On disclosure or reproduction of the financial statement or consolidated accounts in a form (e.g. shortened and/or translated into other languages) differing from the confirmed setting, the auditor's opinion may neither be quoted nor referred to without approval.

Consolidated Movement of Fixed Assets

VA TECH Group

	Balance as at Jan. 1, 2002	Translation differences	Change in the scope of consolidation	Additions
I. Tangible assets				
1. Real estate, rights equivalent to real estate and buildings, including buildings on third-party real estate				
a) with residential buildings				
Land value	1,637	0	0	0
Building value	8,623	–164	0	441
b) With office, factory or other buildings				
Land value	54,937	–3,208	0	2,168
Building value	403,093	–9,309	–31	3,682
c) Vacant land	7,736	–222	0	225
2. Plant and machinery	386,453	–16,995	–9,342	19,455
3. Other plant, factory and office equipment	231,805	–4,486	–1,880	23,846
4. Advance payments made and construction in progress	9,028	–435	–782	10,584
	1,103,312	**–34,818**	**–12,035**	**60,400**
II. Intangible assets				
1. Franchise rights, commercial patents and trademarks, and similar rights/privileges and derivative licenses	71,823	–655	–261	10,159
2. Advance payments made	325	1	0	0
3. Development costs	4,736	0	0	253
	76,885	**–654**	**–261**	**10,413**
III. Goodwill	**501,606**	**–2,391**	**0**	**4,501**
thereof negative goodwill	–32,821	0	0	0
IV. Financial assets				
1. Investments in affiliated companies	35,091	–2,745	0	12,953
2. Investments in associated companies	0	–20	304	331
3. Loans to affiliated companies	2,513	16	0	75
4. Other investments	30,080	–164	–304	13,692
5. Loans to companies in which an investment is held	855	0	0	0
6. Fixed asset securities (loans stock rights)	67,018	0	–1,144	1,999
7. Other loans	21,225	0	0	219
	156,782	**–2,912**	**–1,144**	**29,269**
Total assets	**1,838,584**	**–40,775**	**–13,441**	**104,583**

Disposals	Reclassification	Balance as at Dec. 31, 2002	Appreciation	Accumulated depreciation	Book values as at Dec. 31, 2002	Book values as at Dec. 31, 2001	Depreciation during the business year
7	0	1,630	0	0	1,630	1,637	0
617	0	8,283	0	2,778	5,505	5,919	385
8,619	2,652	47,931	0	7,526	40,405	44,074	395
45,627	6,792	358,600	0	155,436	203,164	245,290	12,977
2,651	–346	4,742	0	117	4,626	7,557	11
11,980	–1,820	365,770	0	242,861	122,909	140,291	24,785
25,220	1,385	225,449	0	162,193	63,256	65,708	23,438
596	–8,393	9,406	0	–225	9,631	9,028	0
95,317	**270**	**1,021,812**	**0**	**570,686**	**451,126**	**519,505**	**61,990**
10,631	–20	70,415	0	46,371	24,045	28,076	9,013
279	0	48	0	48	0	325	48
89	371	5,271	0	2,084	3,188	3,649	1,021
10,998	**350**	**75,734**	**0**	**48,502**	**27,233**	**32,050**	**10,082**
0	**–898**	**502,818**	**0**	**125,241**	**377,577**	**420,196**	**45,133**
0	0	–32,821	0	–32,399	–422	–841	–420
5,826	687	40,160	0	11,144	29,017	21,343	3,152
0	101	716	0	0	716	0	0
0	0	2,603	0	1,427	1,177	1,763	661
70,554	1,336	–25,914	0	–48,106	22,192	22,781	2,293
0	1	856	0	856	0	0	0
2,404	–1,485	63,984	1,399	1,387	62,597	63,655	175
2,263	323	19,504	0	10,396	9,109	10,829	0
81,048	**964**	**101,911**	**1,399**	**–22,897**	**124,807**	**120,370**	**6,281**
187,362	**686**	**1,702,275**	**1,399**	**721,532**	**980,743**	**1,092,121**	**123,486**

Schedule of Group Investments

VA TECH Group

Name	Abbreviation	Registered office	Country	Parent company	Consol-idation form	Perc. holding %	Equity as at Dec. 31, 2002 TEUR	Net result 2002 TEUR	Reason for cons.	Note
Fully consolidated companies										
applied international informatics (Holding) GmbH	AIIDH	Berlin	DE	AII	KVA	100,00	4.410		a)	
applied international informatics AG	AII	Vienna	AT	VA Tech AG	KVI	100,00	18.387		a)	
applied international informatics EOOD	AIIBB	Sofia	BG	AII	KVA	100,00	1.011		a)	S
applied international informatics GmbH	AIIGS	Dusseldorf	DE	AIIDH	KVA	100,00	17.986		a)	
applied international informatics GmbH & Co. KG	SEITZ	Berlin	DE	AIIGS	KVA	100,00	1.987		a)	
ASTA Elektrodraht GmbH	ASTAG	Oed	AT	TAD	KVI	95,00	3.371		a)	
				SAT	KVI	5,00				
ASTA Elektrodraht GmbH & Co	ASTA	Oed	AT	TAD	KVI	100,00	8.564		a)	
British Short Circuit Testing Station Limited	BSTS	Hebburn	GB	VATUKTAD	KVA	100,00	-1.107		a)	S
Coelme Costruzioni Eletromecchaniche S.p.A	COELME	Santa Maria di Sala	IT	NMG	KVA	100,00	3.104		a)	
Deutsche VOEST-ALPINE Industrieanlagenbau GmbH	DVAI	Dusseldorf	DE	FUSTD	KVA	100,00	20.496		a)	
Elektromontazni Zavody Praha a.s	EZPRA	Prague	CZ	EEE	KVA	94,88	10.985		a)	S
ELIN EBG Elektrotechnika Sp.z.o.o.	EEP	Warsaw	PL	EEE	KVA	100,00	181		a)	S
ELIN EBG Traction GmbH	ETR	Vienna	AT	EEE	KVI	100,00	15.453		a)	
ELIN Seilbahntechnik GmbH & Co KG	EST	Innsbruck	AT	EEE	KVI	100,00	-255		a)	
Entreprise Générale d'Installation et de Construction	EGIC	Saint Genis Laval	FR	SEHV_SA	KVA	100,00	-819		a)	
FUCHS de Mexico, SA de C.V.	FUMEX	Monterrey	MX	FUUSA	KVA	51,00	1.046		a)	S
FUCHS Systems U.K. Ltd	FUUK	Scunthorpe	GB	FUSTD	KVA	100,00	1.817		a)	S
Metal Refinishing and Improvements Inc.	MRI	Northeast, MD	US	VASTP	KVA	100,00	-1.256		a)	S
Middle East Electric Power Projects Company Limited	MEEPPCO	Riyahd	SA	TMH	KVA	49,00	4.699		a)	S
Mill Maintenance Services	MMS	Pittsburgh	US	VASTP	KVA	100,00	-16		a)	S
Nuova Magrini Galileo S.p.A.	NMG	Stezzano	IT	TMH	KVA	100,00	17.020		a)	
P.T.VA TECH South East Asia	SEAMET	Jakarta	ID	ARCMET	KVA	91,00	1.327		a)	S
				VAIG	KVA	9,00				
PT SEHV Indonesia	PTSI	Jakarta	ID	SEHV_SA	KVA	95,00	715		a)	S
				NMG	KVA	5,00				
Roth Manufacturing Corp.	Roth	Milan, Ohio	US	VASTP	KVA	100,00	318		a)	S
Schneider Electric High Voltage s.a.e.	SEHV_EGYPT	Cairo	EG	TMH	KVA	100,00	734		a)	S
Sumitec Inc.	Sumitec	Benton Harbor	US	VASTP	KVA	100,00	4.773		a)	S
VA TECH (UK) Limited	VATUKTAD	Hebburn	GB	TMH	KVA	100,00	35.969		a)	S
VA TECH America Corporation	VAIC	Pittsburgh	US	VATI	KVA	100,00	6.398		a)	S
VA TECH BOUVIER HYDRO SA	BH	Grenoble	FR	EEVG	KVA	100,00	1.280		a)	
VA TECH Clearing GmbH	PARTC	Vienna	AT	FIN	KVI	100,00	52		a)	
VA TECH CNI Control, Networks & Information Management GmbH	CNI	Vienna	AT	SATB	KVI	60,00	1.494		a)	
VA TECH Consulting GmbH	VATC	Linz	AT	VA Tech AG	KVI	100,00	39		a)	
VA TECH Deutschland Beteiligungs GmbH	DVAMCE	Ravensburg	DE	EEVG	KVA	74,99	50.252		a)	
				PARTG	KVA	25,01				
VA TECH EBG Transformatoren GmbH & Co	EBGTR	Linz	AT	TAD	KVI	100,00	14.742		a)	
VA TECH ELIN EBG Elektronik GmbH	EELG	Vienna	AT	EEE	KVI	100,00	25		a)	
VA TECH ELIN EBG Elektronik GmbH & Co	EEL	Vienna	AT	EEE	KVI	100,00	12.615		a)	
VA TECH ELIN EBG GmbH	EEEG	Vienna	AT	VA Tech AG	KVI	100,00	35		a)	
VA TECH ELIN EBG GmbH & Co	EEE	Linz	AT	VA Tech AG	KVI	99,90	110.510		a)	
				PART	KVI	0,10				
VA TECH ELIN EBG GmbH, Duisburg	EED	Duisburg	DE	EEE	KVA	100,00	665		a)	
VA TECH ELIN EBG Haustechnik GmbH	EEIG	Vienna	AT	EEE	KVI	100,00	31		a)	
VA TECH ELIN EBG Haustechnik GmbH & Co	EEI	Linz	AT	EEE	KVI	99,99	4.016		a)	
				PART	KVI	0,01				
VA TECH ELIN EBG VECO Kft.	EEU	Budapest	HU	EEE	KVA	100,00	490		a)	S
VA TECH ELIN Energietechnik GmbH	EET	Berlin	DE	TMH	KVA	100,00	555		a)	
VA TECH ELIN Holec High Voltage B.V.	EHH	Amersfoort	NL	ENH	KVA	100,00	43.328		a)	
VA TECH ELIN NL Holding B.V.	ENH	Amersfoort	NL	TMH	KVA	100,00	-8.961		a)	
VA TECH ELIN Service B.V.	ESB	Amersfoort	NL	ENH	KVA	100,00	3.618		a)	
VA TECH ELIN Transformatoren GmbH	ETGG	Weiz	AT	TAD	KVI	100,00	422		a)	
VA TECH ELIN Transformatoren GmbH & Co	ETG	Weiz	AT	TAD	KVI	100,00	35.265		a)	
VA TECH Elin Transformer Guangzhou Co. Ltd.	ETGC	Guangzhou	CN	TAD	KVA	63,00	10.218		a)	S
VA TECH Escher S.A. de C.V.	EWMX	Morelia	MX	EWZK	KVA	86,46	166		a)	S
				EWR	KVA	13,54				
VA TECH Escher Wyss Flovel Limited	EWF	New Delhi	IN	EWR	KVA	61,50	-529		a)	
VA TECH Escher Wyss GmbH	EWR	Ravensburg	DE	DVAMCE	KVA	100,00	17.649		a)	
VA TECH Escher Wyss S.L.	EWE	Madrid	ES	EWZK	KVA	100,00	3.092		a)	
VA TECH Escher Wyss S.r.l.	EWI	Schio	IT	EWZK	KVA	100,00	2.523		a)	
VA TECH Ferranti-Packard de México, SA de CV	FPMEX	Guanajuato	MX	TAD	KVA	100,00	11.822		a)	S
VA TECH Ferranti-Packard Transformers Ltd	FPSCAT	St. Catharines	CA	TAD	KVA	100,00	1.244		a)	S

Name	Abbreviation	Registered office	Country	Parent company	Consolidation form	Perc. holding %	Equity as at Dec. 31, 2002 TEUR	Net result 2002 TEUR	Reason for cons.	Note
VA TECH Finance (Deutschland) GmbH	VACPF	Berlin	DE	FIN	KVA	100,00	2.690		a)	
VA TECH Finance Czech Republic s.r.o.	VATPRAG	Prague	CZ	FIN	KVA	100,00	71		a)	S
VA TECH Finance GmbH	FING	Vienna	AT	VA Tech AG	KVI	100,00	36		a)	
VA TECH Finance GmbH & Co	FIN	Vienna	AT	VA Tech AG	KVI	100,00	15.065		a)	
VA TECH Finance Ireland Ltd	VATFI	Dublin	IE	FIN	KVA	100,00	4.191		a)	
VA TECH Hydro AG	EWZK	Kriens	CH	EEVG	KVA	100,00	13.885		a)	S
VA TECH HYDRO AS	HY_NOR	Jevnaker	NO	EEVG	KVA	51,00	2.425		a)	
VA TECH HYDRO GmbH	EEVG	Vienna	AT	VA Tech AG	KVI	100,00	62.865		a)	
VA TECH Hydro GmbH & Co	HYDROA	Vienna	AT	VA Tech AG	KVI	100,00	73.608		a)	
VA TECH Hydro India Private Limited	CGELA	Mandideep	IN	EEVG	KVA	100,00	652		a)	S
VA TECH Insurance Ireland Ltd	VATIIL	Dublin	IE	VATRE	KVA	100,00	6.812		a)	
VA TECH International GmbH	VATI	Linz	AT	VA Tech AG	KVI	100,00	2.516		a)	
VA TECH JST SA	JST	Lyon	FR	TAD	KVA	100,00	9.771		a)	
VA TECH Participation GmbH & Co KEG	PART	Vienna	AT	VA Tech AG	KVI	99,00	43		a)	
				PARTG	KVI	1,00				
VA TECH Peebles Transformers Limited	PEEB	Edinburgh	GB	TADUK	KVA	100,00	21.294		a)	S
VA TECH Power & Water GmbH	PARTG	Vienna	AT	VA Tech AG	KVI	100,00	14.184		a)	
VA TECH Properties (Ireland) Ltd	PROP	Dublin	IE	VA Tech AG	KVA	100,00	5.185		a)	
VA TECH Properties (UK) Ltd	OPCUK	Isle of Man	GB	VA Tech AG	KVA	100,00	26.271		a)	S
VA TECH Reinsurance (Ireland) Ltd	VATRE	Dublin	IE	FIN	KVA	100,00	8.220		a)	
VA TECH Reyrolle (Overseas Projects) Limited	REYOS	Hebburn	GB	VATUKTAD	KVA	100,00	-550		a)	S
VA TECH Reyrolle ACP Limited	ACP	Hebburn	GB	TADUK	KVA	100,00	8.418		a)	S
VA TECH Reyrolle Pacific Limited	PAC	Wellington	NZ	TMH	KVA	100,00	5.863		a)	S
VA TECH SAT AG	SATSW	Hünenberg	CH	SATB	KVA	100,00	548		a)	S
VA TECH SAT Beteiligungsverwaltung GmbH	SATB	Vienna	AT	SAT	KVI	100,00	2.261		a)	
VA TECH SAT GmbH	SAT_M	Planegg	DE	DVAMCE	KVA	100,00	3.169		a)	
VA TECH SAT GmbH & Co	SAT	Vienna	AT	HYDROA	KVI	49,95	16.643		a)	
				TAD	KVI	49,95				
				SATG	KVI	0,10				
VA TECH Schneider High Voltage GmbH	TMH	Vienna	AT	TAD	KVI	60,00	93.241		a)	
VA TECH STEM S.p.A.	STEM	Spini di Gardalo	IT	TAD	KVA	100,00	4.343		a)	
VA TECH T & D UK Limited	TADUK	Hebburn	GB	TAD	KVA	100,00	25.816		a)	S
VA TECH T&D GmbH	EEVTMG	Vienna	AT	TMH	KVI	100,00	35		a)	
VA TECH T&D GmbH & Co	EEVTM	Vienna	AT	TMH	KVI	100,00	9.482		a)	
VA TECH T&D Guangzhou	SWGGZ	Guangzhou	CN	SEHV_SA	KVA	94,00	470		a)	S
VA TECH T&D NL B.V.	TADNL	Amersfoort	NL	TAD	KVA	100,00	2.274		a)	
VA TECH Transformateurs Ferranti-Packard (Québec) Inc	FPTRIV	Trois Rivières	CA	TAD	KVA	100,00	1.727		a)	S
VA TECH Transmissao & Distribuicao Ltda.	SEAT	Itajai	BR	TMH	KVA	100,00	16.309		a)	S
VA TECH Transmission & Distribution GmbH	TADG	Vienna	AT	VA Tech AG	KVI	100,00	7		a)	
VA TECH Transmission & Distribution GmbH & Co KEG	TAD	Vienna	AT	VA Tech AG	KVI	100,00	110.326		a)	
VA TECH Transmission & Distribution Limited	PRO	Hebburn	GB	VATUKTAD	KVA	100,00	27.660		a)	S
VA TECH Transmission & Dristribution SA	SEHV_SA	Grenoble	FR	TMH	KVA	100,00	10.861		a)	
VA TECH VOEST MCE Corporation	HYDRO_US	Charlotte	US	VAIC	KVA	100,00	1.277		a)	S
VA TECH WABAG AG, Winterthur	CTW	Winterthur	CH	WABAG	KVA	100,00	1.900		a)	
VA TECH WABAG Belgium SA	WABBRU	Brussels	BE	WABAG	KVA	98,00	1.073		a)	
				CTW	KVA	2,00				
VA TECH WABAG Deutschland GmbH	AEMFU	Zwenkau	DE	WABAG	KVA	100,00	1.984		a)	
VA TECH WABAG Deutschland GmbH & Co KG	WABGER	Berlin	DE	AEMFU	KVA	100,00	20.377		a)	
VA TECH WABAG GmbH	WABAG	Vienna	AT	VA Tech AG	KVI	99,90	13.624		a)	
				PART	KVI	0,10				
VA TECH WABAG Introtec GmbH	INTRO	Ravensburg	DE	WABGER	KVA	100,00	81		a)	
VA TECH WABAG Ltd. (India)	WABIND	Chennae	IN	WABAG	KVA	100,00	2.827		a)	S
VA TECH WABAG UK Ltd.	WABADD	Adderbury	GB	WABAG	KVA	100,00	618		a)	S
VA Technologie AG	VA Tech AG	Linz	AT	VA Tech AG	KVI	0,00	431.533		a)	
VAI CLECIM	CLECIM	Paris	FR	VAI	KVA	100,00	1.681		a)	
VAI COSIM S.A.	COSIM	Bilbao	ES	CLECIM	KVA	100,00	6.402		a)	
VAI Fuchs GmbH	FUSTD	Legelshurst	DE	VAIG	KVA	100,00	14.882		a)	
VAI Industries U.K. Ltd	VAIUK	Poole	GB	VAI	KVA	100,00	-36.204		a)	S
VAI Pomini GmbH	POM_L	Linz	AT	POM_I	KVI	100,00	1.664		a)	
VAI Pomini Inc.	POM_US	Pittsburgh	US	POM_I	KVA	100,00	452		a)	S
VAI Pomini Ltd.	POM_UK	Sheffield	GB	POM_I	KVA	100,00	-88		a)	S
VAI Pomini srl	POM_I	Castellanza	IT	VAIG	KVA	51,00	4.662		a)	
VAST-MILES LLC.	MILES	Pittsburgh	US	VASTP	KVA	100,00	-2.028		a)	S
VOEST-ALPINE Impianti srl	VAIM	Trezzo	IT	VAIG	KVA	100,00	-1.355		a)	
VOEST-ALPINE Industria Ltda	VAI-MS	Belo Horizonte	BR	VAIG	KVA	100,00	951		a)	S

Name	Abbreviation	Registered office	Country	Parent company	Consol-idation form	Perc. holding %	Equity as at Dec. 31, 2002 TEUR	Net result 2002 TEUR	Reason for cons.	Note
VOEST-ALPINE INDUSTRIAL SERVICES GmbH	VAISG	Linz	AT	VAI	KVI	100,00	49		a)	
VOEST-ALPINE INDUSTRIAL SERVICES GmbH & Co	VAIS	Linz	AT	VAI	KVI	100,00	1.515		a)	
VOEST-ALPINE Industrieanlagenbau GmbH	VAIG	Linz	AT	VA Tech AG	KVI	100,00	13.597		a)	
VOEST-ALPINE Industrieanlagenbau GmbH & Co	VAI	Linz	AT	VA Tech AG	KVI	100,00	98.396		a)	
VOEST-ALPINE INDUSTRIES (SA) (Pty) Ltd	VAISA	Johannesburg	ZA	VAIG	KVA	100,00	14		a)	S
VOEST-ALPINE Industries Inc	VAII	Pittsburgh	US	VAIC	KVA	85,00	-44.137		a)	S
				VAIG	KVA	15,00				
VOEST-ALPINE Services & Technologies Corp	VASTP	Pittsburgh	US	VAIC	KVA	100,00	8.871		a)	S
Other affiliated companies										
A F Pipework & Engineering Ltd	PIPE	Scunthorpe	GB	FUUK	KOV	100,00			b)	na
Advanced Information Systems S.A.	AIS	Anderlecht	BE	VAIG	KOV	100,00	-404 [2]	204 [2]	b)	
applied international informatics AG	AIISS	Zurich	CH	AII	KOV	99,98	-616	-460	b)	
applied international informatics Computer Service GmbH	AIIM	Dusseldorf	DE	AIIDH	KOV	100,00	11	-42	b)	
applied international informatics s.r.o.	AIITP	Prague	CZ	AII	KOV	100,00	-994	-49	b)	
applied international informatics SP z.o.o.	AIIPW	Warsaw	PL	AII	KOV	100,00	-108	-26	b)	
applied international informatics SRL	AIIRO	Bucharest	RO	AII	KOV	100,00	-367	-105	b)	
applied international informatics Vertrieb GmbH	AIICV	Dusseldorf	DE	AIIDH	KOV	100,00	24	1	b)	
ARCMET Technologie GmbH	ARCMET	Linz	AT	VAI	KOV	100,00	3.536 [2]	1.279 [2]	b)	
Ashlow Technology Ltd.	Ashlow	Poole	GB	VAIUK	KOV	100,00			b)	na
Betriebsführungsges. GWRA Espenhain m.b.H.	ESPEN	Espenhain	DE	WABGER	KOV	100,00	51 [2]	100 [2]	b)	
Betriebsführungsgesellschaft Nohra mbH.	NOHRA	Nohra	DE	WABGER	KOV	50,00	107 [2]	1 [2]	b)	
DRIVEScom Internet Business Services GmbH	DRC	Vienna	AT	EEL	KOV	100,00	238	-1.100	b)	
Dynamic Power Ltd.	DYN	Hebburn	GB	TAD	KOV	50,00	-614 [1]	-37 [1]	b)	
Easun Reyrolle Ltd.	EASUN	Anna Salai	IN	TAD	KOV	25,00	4.602	851	b)	
Elin Elmak Elektromekanik Sistemler Ticaret Ltd Sirketi	ELM	Ankara	TR	HYDROA	KOV	50,00	-10	9	b)	
				EEVG	KOV	50,00				
Elin Immobilienverwaltung GmbH	EIG	Vienna	AT	EEE	KOV	100,00	128	18	b)	
Elin Immobilienverwaltung GmbH & Co KG	EIG-KG	Vienna	AT	EEE	KOV	99,00	1.098	1.265	b)	
				EIG	KOV	1,00				
Elin Iran Commercial and Engineering Co.	ELINIRAN	Teheran	IR	EEVG	KOV	100,00			b)	na
ELIN Seilbahntechnik GmbH	ESTG	Innsbruck	AT	EEE	KOV	100,00	-7	-2	b)	
Encomech Engineering Services Ltd	ENCOMECH	Epsom	GB	VAIUK	KOV	100,00	853 [2]	-12 [2]	b)	
Engenharia Hidraulica de Macao Lim.	VWMAC	Macao	CN	WABADD	KOV	80,00	1.540 [2]	885 [2]	b)	
Eugen Remmel Rohrleitungsbau GmbH	ERR	Ratingen	DE	MAR	KOV	100,00			b)	iK
European Electronic Systems Ltd.	EES	Christchurch	GB	VAIUK	KOV	100,00	51 [2]	0 [2]	b)	na
FUCHS Systems Inc	FUUSA	Pittsburgh	US	FUSTD	KOV	100,00	736	934	b)	
FUCHS Systemtechnik (South Africa) (Pty) Ltd	FUSA	Rivonia	ZA	FUSTD	KOV	100,00	361 [2]	93 [2]	b)	
FUCHS Thermal Technology (Pty) Ltd	FUTSA	Rivonia	ZA	FUSTD	KOV	51,00	0 [3]	6 [3]	b)	
INMET	INMET	Dnepropetrovsk	UA	VAIG	KOV	80,00	10 [2]	0 [2]	b)	
Introtec Schwarza GmbH	INTROSCH	Rudolfsstadt	DE	WABGER	KOV	80,00	91 [2]	26 [2]	b)	
IPG Industriepark Graz Grundstücksverwertung GmbH	IPGG	Vienna	AT	WABAG	KOV	99,00	24.123	53	b)	
Korf Direct Reduction Ltd	KORFDR	Glasgow	GB	DVAI	KOV	100,00	3 [2]	0 [2]	b)	na
Leitungsbau GmbH	LBG	Linz	AT	EEE	KOV	50,00	297	94	b)	
LinKoMet Engineering spol. s r.o.	LinKoMet	Kosice	SK	VAIG	KOV	100,00	246 [2]	23 [2]	b)	iL
MCE Anlagen- und Rohrleitungsbau GmbH	MAR	Ratingen	DE	DVAMCE	KOV	100,00	0	0	b)	iK
Möller Undernäs Turbin AB	MUT	Udinäs	SE	HY_NOR	KOV	100,00			b)	
P.T. VA TECH Power & Water (Indonesia)	ELINDO	Jakarta	ID	EEVG	KOV	51,00	279	113	b)	
Pfrimer & Mösslacher Heizung Lüftung Sanitär GmbH	PMH	Klagenfurt	AT	EEE	KOV	100,00			b)	
Pfrimer & Mösslacher Heizung, Lüftung, Sanitär GmbH & Co	PFRG	Klagenfurt	AT	EEE	KOV	100,00	34	-1	b)	
Plafog Planungsges.m.b.H.	PLAF	Kulmbach	DE	WABAG	KOV	100,00	135 [2]	4 [2]	b)	
Schneider Electric High Voltage Industry s.a.e	SEHVI	Cairo	EG	SEHV_EGYPT	KOV	99,50	0	0	b)	na
Schneider Electric High Voltage Taiwan Co. Ltd.	SEHV_TW	Taipeh	TW	SEHV_SA	KOV	100,00	59 [2]	27 [2]	b)	
Schneider Electric High Voltage Trading & Distribution LLC	SEHVTD	Cairo	EG	SEHV_EGYPT	KOV	99,00	14	4	b)	
Street Light Vision GmbH	SLV	Vienna	AT	EEE	KOV	100,00	335	-36	b)	
The Gulf Reyrolle Ltd	GULF	Alkobar	UA	TMH	KOV	49,00	139 [1]	-594 [1]	b)	
VA TECH (Thailand) Limited	VATTHAI	Bangkok	TH	PWT	KOV	100,00	0	0	b)	
VA TECH America do Sul Ltda.	VARIO	Rio de Janeiro	BR	VATI	KOV	99,98	558 [2]	25 [2]	b)	
VA TECH Australia Pty. Ltd	VAAUST	Melbourne	AU	VATI	KOV	99,99	-1.375 [2]	-682 [2]	b)	
VA TECH Beijing Ltd	VATBE	Beijing	CN	VA Tech AG	KOV	100,00	899	106	b)	
VA TECH Bouvier Canada Inc.	BCI	Boucherville	CA	BH	KOV	100,00	-24	-45	b)	
VA TECH Chile S.A.	MCECHIL	Santiago	CL	EEVG	KOV	99,90	-130	-77	b)	
VA TECH d.o.o.	EECRO	Zagreb	HR	EEE	KOV	100,00	60 [2]	1 [2]	b)	
VA TECH EBG Transformatoren GmbH	EBGG	Linz	AT	TAD	KOV	100,00	41	1	b)	
VA TECH ELIN EBG SR s.r.o.	EESR	Bratislava	SK	EEE	KOV	95,02	1.358	-264	b)	

Name	Abbreviation	Registered office	Country	Parent company	Consolidation form	Perc. holding %	Equity as at Dec. 31, 2002 TEUR	Net result 2002 TEUR	Reason for cons.	Note
VA TECH Elin Peru S.A.	ELPER	Lima	PE	EEVG	KOV	99,00	114	36	b)	
				HYDROA	KOV	1,00				
VA TECH ELIN Svenska AB (in Liquidation)	ELSV	Stockholm	SE	EEVG	KOV	100,00	-9	0	b)	iL
VA TECH ELIN USA Corporation	AEC	Pittsburgh	US	VAIC	KOV	100,00	2.475	165	b)	
VA TECH Escher Wyss S.A.C. (in Liquidation)	EWPE	Moyapampa	PE	EWR	KOV	99,90	-943	-293	b)	iL
VA TECH ETR s.r.o.	EBG CR	Prague	CZ	EZPRA	KOV	84,20	379	0	b)	
VA TECH ETS a.s.	ETSA	Teplice	CZ	EZPRA	KOV	100,00	430	63	b)	
VA TECH Holdings (Malaysia) Sdn Bhd	VATMY	Kuala Lumpur	MY	VATI	KOV	100,00	82 [2)]	11 [2)]	b)	
VA TECH HYDRO Brasil Ltda.	VAMEC	Sao Paulo	BR	EEVG	KOV	99,99	-1.677	-1.257	b)	
VA TECH Industries S.E.A. PTE Ltd	VASEA	Singapore	SG	SEAMET	KOV	100,00	270 [2)]	191 [2)]	b)	
VA TECH International (Pty) Ltd	VASA	Randburg	ZA	EEVG	KOV	100,00	110	30	b)	
VA TECH International Argentina SA	VAARGE	Buenos Aires	AR	VATI	KOV	99,90	17 [2)]	-3 [2)]	b)	
VA TECH International de Venezuela CA	VATEVENCA	Caracas	VE	VATI	KOV	100,00	1.336 [2)]	32 [2)]	b)	
VA TECH International México, SA de CV	VAMEX	Ciud.de Mexico	MX	VATI	KOV	99,96	65 [2)]	-17 [2)]	b)	
VA TECH International spol sro	VABRA	Bratislava	SK	VATI	KOV	100,00	-4 [2)]	11 [2)]	b)	
VA TECH Patente GmbH	VATPAG	Linz	AT	VA Tech AG	KOV	100,00	38	5	b)	
VA TECH Patente GmbH & Co	VATPA	Vienna	AT	VA Tech AG	KOV	100,00	577	305	b)	
VA TECH Philippines Inc.	VATPHIL	Makati	PH	VATI	KOV	100,00			b)	
VA TECH Polska Sp.z.o.o	VATPO	Wroclaw	PL	VATI	KOV	97,50	5 [2)]	5 [2)]	b)	
				PART	KOV	2,50				
VA TECH SAT A/S	SATDK	Horsholm	DK	SATB	KOV	100,00	128	0	b)	
VA TECH SAT GmbH	SATG	Vienna	AT	TAD	KOV	50,00	171	0	b)	
				HYDROA	KOV	50,00				
VA TECH SAT Praha s.r.o.	SATPRAG	Prague	CZ	SATB	KOV	100,00	963	0	b)	
VA TECH SAT Spólka z.o.o.	EPSAG	Cracow	PL	SATB	KOV	91,00			b)	
				SAT	KOV	7,00				
VA TECH Transmisón y Distribución S.A. DE C.V.	ELMEX	Mexico City	MX	TAD	KOV	98,00	-523	-21	b)	
VA TECH TSN	TSN	St. Petersburg	RU	EEE	KOV	51,00	-4	-4	b)	
VA TECH WABAG Tunisie SARL	VWTUN	Tunis	TN	WABBRU	KOV	100,00	55 [2)]	25 [2)]	b)	
VA TECH WABAG Brno spol.Sr.o.	VWBNO	Brno	CZ	WABGER	KOV	100,00	137 [2)]	-54 [2)]	b)	
VA TECH WABAG France SAS	WABFR	Levallois Perret	FR	WABAG	KOV	99,75	40	0	b)	iG
				CTW	KOV	0,25				
VA TECH WABAG Italia Srl	CTA	Rome	IT	WABAG	KOV	100,00	32 [2)]	5 [2)]	b)	
VA TECH WABAG Mexico, S.A de C.V.	VWMEX	Mexico City	MX	WABAG	KOV	99,99	-238 [2)]	-245 [2)]	b)	
				AEMFU	KOV	0,01				
VA TECH WABAG SA Pty. Ltd	VWSA	Johannesburg	ZA	AEMFU	KOV	100,00	47 [2)]	88 [2)]	b)	
VA TECH WABAG Tetra GmbH	TETRA	Bremen	DE	AEMFU	KOV	100,00	35 [2)]	1 [2)]	b)	
VAI (MALAYSIA) SDN BHD	VAI-MAL	Kuala Lumpur	MY	SEAMET	KEA	100,00	21 [2)]	-9 [2)]	b)	
VAI Automation Inc.	VAI MSD	Benton Harbor	US	VAII	KEA	100,00	1.305	628	b)	
VAI Automation Private LTD	INAPL	Calcutta	IN	VAIG	KOV	67,33	643 [2)]	27 [2)]	b)	
				INDIA	KOV	32,67				
VAI Impianti s.p.A.	VAIMG	Genua	IT	VAIM	KOV	100,00	139 [2)]	-1.538 [2)]	b)	iL
VAI India Private LTD	INDIA	Calcutta	IN	VAIG	KOV	100,00	-961 [2)]	-1.159 [2)]	b)	
VAI Polen Sp. z o.o.	VAIPA	Cracow	PL	VAIG	KOV	100,00	366 [2)]	1 [2)]	b)	
VAI PRAHA ENGINEERING spol. s r.o.	VAIPE	Prague	CZ	VAIG	KOV	100,00	-658 [2)]	312 [2)]	b)	
VAI Seuthe GmbH	VAISEU	Hemer	DE	VAIG	KOV	100,00	-3.525 [2)]	-1.405 [2)]	b)	
VAI SIAS S.A.S.	SIAS	Guyancourt	FR	VAIG	KOV	100,00			b)	
VAI TECHNIKA GmbH	TECHNIKA	Schutterwald	DE	FUSTD	KOV	100,00	161 [2)]	42 [2)]	b)	
VAICO Inc	VAICO	New York	US	VAIC	KOV	100,00			b)	na
VAIS do Brasil Ltda.	VAISBR	Volta Redonda	BR	VAIG	KOV	100,00	-33 [2)]	-207 [2)]	b)	
VA-MIS Trading GmbH	VAMIS	Linz	AT	VAI	KOV	100,00	2.908 [2)]	277 [2)]	b)	
VATECO Limitada	VATECO	Bogota	CO	EEVG	KOV	50,00	47	117	b)	
				TAD	KOV	50,00				
Venezolana de Inversiones Mineras Veinmica CA	VEINMICA	Caracas	VE	VATEVENCA	KOV	100,00			b)	na
VOEST-ALPINE ANDINA CA	VAANDINA	Caracas	VE	VATEVENCA	KOV	100,00			b)	na
VOEST-ALPINE Ankara Engineering and Contracting Ltd Liability Company	VAANK	Ankara	TR	VAIG	KOV	95,00			b)	na
VOEST-ALPINE ENGINEERING spol. s.r.o.	VAIPE 2	Prague	CZ	ARCMET	KOV	50,00			b)	
				VAIG	KOV	50,00				
VOEST-ALPINE INDUSTRIAL SERVICES (UK) Limited	VAISUK	London	GB	VAIG	KOV	100,00	-26 [2)]	-172 [2)]	b)	
VOEST-ALPINE INDUSTRIAL-SERVICES SOUTH AFRICA (PTY)" LTD	VAISSA	Meyerton	ZA	VAIG	KOV	100,00	-298 [2)]	-304 [2)]	b)	
VOEST-ALPINE Singapore PTE LTD	VASING	Singapore	SG	VATI	KOV	100,00	118 [2)]	0 [2)]	b)	iL
Wabag Wassertechnische Anlagen GmbH	VWSALZ	Salzburg	AT	WABGER	KOV	100,00	-1.579 [2)]	-2 [2)]	b)	iL
Xi'an Yellow River Coating Center Co. Ltd	YRCC	Xian City	CN	EWZK	KOV	54,80	2.384 [3)]	-47 [3)]	b)	iL

Name	Abbreviation	Registered office	Country	Parent company	Consol-idation form	Perc. holding %	Equity as at Dec. 31, 2002 TEUR	Net result 2002 TEUR	Reason for cons.	Note
Other companies										
Chesapeake Heavy Machine	CHM	Baltimore	US	VASTP	KEA	50,00	680	-80	d)	
Shape Technology Ltd.	Shape	Poole	GB	VAIUK	KEA	50,00	420 [2]	418 [2]	d)	
Steel Related Technology LLC.	SRT	Blytheville	US	VASTP	KEA	50,00	3.966	625	d)	
Alp Hydro SA	ALPHY	Chippis	CH	EWZK	KOS	49,00	618 [2]	34 [2]	g)	
Business Center Marchfeld Betriebs GmbH	BCM	Vienna	AT	EEE	KOS	25,00			g)	
COELME International Co. Ltd.	COELMEInt	Patumthani	TH	COELME	KOS	40,00	406	-10	g)	
DIATECH DEVELOPMENT LLC	Diatech	Pittsburgh	US	AEC	KOS	50,00	15	-7	g)	na
ec4ec GmbH	EC4EC	Dusseldorf	DE	VA Tech AG	KOS	20,00	13.037 [2]	-10.779 [2]	g)	
Electron Automation B.V.	ELECTRON	Breda	NL	SATB	KOS	40,00	1.296	0	g)	
Entrutech Sdn Bhd	ENT	Kuala Lumpur	MY	EEIM	KOS	80,00	0 [2]	243 [2]	g)	
				EEVG	KOS	20,00				
EPE Reyrolle (Malaysia) Sdn. Bhd.	ERM	Kuala Lumpur	MY	EEIM	KOS	50,00	817	0	g)	
				TMH	KOS	30,00				
FUCHS METMASCH	METMASCH	Cherepovets	RU	FUSTD	KOS	40,00			g)	
Ing. Punzenberger COPA-DATA GmbH	COPADATA	Salzburg	AT	SAT	KOS	30,00	247	0	g)	
INGDESI de Venezuela C.A.	VIA-Ven	Puerto Ordaz	VE	VIA	KOS	100,00	151 [2]	17 [2]	g)	
INGDESI S.A.	VIA-Arg2	Buenos Aires	AR	VIA	KOS	100,00	356 [2]	-8 [2]	g)	
INGDESI S.A.	VIA-Chile	Santiago de Chile	CH	VIA	KOS	100,00	1 [2]	-1 [2]	g)	
INGDESI S.A. de C.V.	VIA-Mex	Nuevo Leon	MX	VIA	KOS	100,00	48 [2]	42 [2]	g)	
INGEDSI Corp.	VIA-USA	Delray Beach	US	VIA	KOS	100,00	-39 [2]	-26 [2]	g)	
International Water Management WABAG GmbH	IWW	Vienna	AT	WABAG	KOS	34,00	35 [2]	-15 [2]	g)	
Intertube Projekt GmbH	Intertube	Dusseldorf	GE	VAI	KOS	37,00			g)	
IVM Industrieversicherungsmakler GmbH	IVM	Linz	AT	VA Tech AG	KOS	33,33	255	0	g)	
Jordan Electrical Switchgear Co. Ltd.	JESCO	Amman	JO	TAD	KOS	40,00	522	-142	g)	
SAT Systémy automatizacnej techniky, spol sro	SATBRAT	Bratislava	SK	SATB	KOS	60,00	925	0	g)	
Schneider Electric High Voltage (Thailand) Ltd.	SEHV-THL	Bangkok	TH	TMH	KOS	29,94	4.087	15	g)	
S-Invest Beteiligungs GmbH	SINV	Vienna	AT	EEE	KOS	19,00			g)	
Studiengesellschaft für Entsorgung von Altfahrzeugen mbH	EVA	Stuttgart	DE	VAIG	KOS	50,00	150 [2]	8 [2]	g)	na
The Hydro Equipment Association Limited	EQUIP	London	GB	EEVG	KOS	33,30			g)	
URALMASCH-VOEST Metallurgieanlagen ProjektierungsgesmbH	VAIUM	Linz	AT	VAI	KOS	50,00	63 [2]	-180 [2]	g)	
VA TECH ELIN EBG Motoren GmbH	EMG	Vienna	AT	EEE	KOS	19,90	3.558	1.009	g)	
VA TECH ELIN Reyrolle Ltd	VER	Hong Kong	CN	TAD	KOS	50,00	46	116	g)	
VA TECH International Private Ltd	VAINDIA	New Delhi	IN	VATI	KOS	40,00	59 [2]	-3 [2]	g)	
VA TECH Power & Water (Malaysia) Sdn. Bhd.	EEIM	Kuala Lumpur	MY	EEVG	KOS	30,00	122	4	g)	
VA TECH Power & Water Co., Ltd.	PWT	Bangkok	TH	TAD	KOS	49,00	169	15	g)	
VA TECH SAT Sdn Bhd	SATMA	Sungay Buloh	MY	EEIM	KOS	43,00	1.760	0	g)	
				SATB	KOS	8,00				
VAI - INGDESI Automation S.L.	VIA	Bilbao	ES	VAI	KOS	39,00			g)	
				VAIG	KOS	10,00				
VAI-INGDESI Automation Ltd.	VIABR	Belo Horizonte	BR	VAIG	KOS	51,00	55 [2]	1 [2]	g)	
VIA Argentina S.A.	VIA-Arg1	Buenos Aires	AR	VIA	KOS	100,00			g)	
VOEST-ALPINE MECHATRONICS GmbH	VATRON	Linz	AT	VAI	KOS	27,00	2.572 [2]	959 [2]	2)	g)
VOEST-ALPINE Technical Services (Nigeria) Ltd	VATSN	Warri	NG	VAIG	KOS	100,00	-1.072 [3]	0 [2]	g)	iL
VOEST-ALPINE Technical Services (Nigeria) Ltd	VATSNA	Abuja	NG	VAIG	KOS	40,00	-2 [2]	0 [2]	g)	na
Wellness & Spa Resort Bad Aussee Entwicklungs GmbH	WELL	Bad Aussee	AT	EEE	KOS	21,00			g)	
Wiener Wasser Technologie GmbH	WWT	Vienna	AT	WABAG	KOS	33,00	32 [2]	-4 [2]	g)	
Windhoek Goreangab Operating Company (Pty) Ltd.	WGOC	Windhoek	NA	VWSA	KOS	33,00			g)	

Reason for consolidation	Notes	
a) Pursuant to IAS 27,12 – full consolidation (control)	iG	in foundation
b) Not consolidation – materiality	iK	in bankruptcy
c) Pursuant to IAS 27,13 – excluded from consolidation	iL	in liquidation
d) Pursuant to IAS 28 – associated company – equity method	iA	in composition
e) Joint Ventures – equity method	na	no significant activities
f) Pursuant to 28.8/10 and 31.35 - – excluded from use of equity method	S	Currency conversion according to the balance sheet date method
g) Pursuant to IAS 25/23 – investment		
Remarks	**Full consolidation (domestic)**	
1) Figures as at Sep. 30, 2002	KVI	Full consolidation (domestic)
2) Figures as at Dec. 31, 2001	KVA	Full consolidation (foreign)
3) Figures as at Dec. 31, 2000	KOV	Affiliated companies exempt from consolidation
	KOS	Other companies exempt from consolidation
	KEA	Equity consolidation (foreign)
	KEI	Equity consolidation (domestic)

Facts and Figures

VA TECH Group

The following presentation is primarily intended for investors and financial analysts who are interested in the development and definition of VA TECH's key figures and ratios of the last 10 years for research purposes.

Since 1998, the VA TECH Group has been using the International Accounting Standards (IAS), which in some respects differ from the Austrian accounting regulations employed previously.

Key figures overview

		IAS 2002	IAS 2001	IAS 2000	IAS 1999	IAS 1998	1997	1996	1995	1994	1993
Order intake	EUR m	4,125	4,551	3,894	3,570	3,036	3,204	3,239	2,563	2,340	1,969
Order backlog	EUR m	3,961	4,314	3,709	3,515	2,885	6,229	5,846	4,822	3,895	3,510
Sales	EUR m	3,872	3,999	3,985	3,447	3,216	2,792	2,437	1,896	2,027	1,632
EBITA	EUR m	129	146	125	140		–	–	–	–	–
EBIT	EUR m	83	83	93	130	83	–	–	–	–	–
EBT[1] / profit from ordinary activities [2]	EUR m	–91	42	42	32	43	134	122	92	82	71
Profit/loss for the period	EUR m	–93	32	30	-95	25	110	102	97	71	67
Cash earnings	EUR m	20	–10	46	95	99	162	160	125	150	74
Investments in tangible and intangible assets	EUR m	71	89	126	112	105	73	73	48	43	40
Investments in shareholdings	EUR m	27	50	153	98	224	65	29	121	6	13
Product and process innovation (PPI)	EUR m	86	95	98	81	67	82	85	80	73	67
PPI/sales	%	2.2	2.4	2.5	2.4	2.1	2.9	3.5	4.2	3.6	4.1
Employees		17,725	18,847	21,341	21,711	17,364	17,924	16,616	15,462		
ROS	%	3.3	3.7	3.1	4.1	2.7	4.8	5.0	4.9	–	–
ROE	%	–17.9	5.5	6.4	4.2	11.3	19.3	19.7	19.1	–	–
ROCE [3]	%	1.2	1.9	2.6	3.2	5.6	12.4	12.6	13.6	–	–
WACC	%	8.0	8.5	8.4	8.4	8.8	10.2	10.2	10.2	–	–
Average capital employed [3]	EUR m	1,821	1,929	1,911	1,650	1,406	1,098	990	962	–	–

[1] IAS since 1998
[2] HGB 1993–1997
[3] New definition since 2000

Stock exchange data

		IAS 2002	IAS 2001	IAS 2000	IAS 1999	IAS 1998	1997	1996	1995	1994	1993
Share capital	EUR m	109	109	109	109	109	109	109	109	109	–
Number of shares	m	15[1]	15[1]	15[1]	15[1]	15	15	15	15	15	–
Free float	%	56.95	56.95	56.95	56.95	56.95	56.95	56.95	54.75	51.00	–
Dividend	EUR m	0[2]	7.5[2]	18	18	36	35	33	30	26	–
Dividend per share	EUR	0[2]	0.5[2]	1.2	1.2	2.4	2.3	2.2	2.0	1.7	–
Dividend yield (year end)	%	–	2.0	3.8	1.8	3.2	1.7	1.8	2.2	2.2	–
Share price (year end)	EUR	15.5	25	32	66	74	139	123	93	80	–
Market capitalisation (year end)	EUR m	229	370	480	983	1,108	2,091	1,852	1,395	1,197	–
Total turnover, Vienna Stock Exchange	EUR m	397	610	923	1,729	2,554	2,537	1,885	2,528	858	–
ATX weighting (year end)	%	1.6	3.1	2.2	4.4	5.5	10.2	11.6	11.0	11.0	–
Equity per share	EUR	34	42	40	40	50	39	36	33	35	–
P/E-price/earnings ratio (year end)		–	11.4	13.3	36.7	13.5	20.0	20.2	16.2	16.6	–
EPS-earnings per share	EUR	–6.3	2.2	2.1	1.8	5.4	7.0	6.1	5.7	4.8	–

[1] After a buy-back of 250,000 shares in 1999, the number of shares outstanding amounts to 14.75 m
[2] Proposal to the AGM

Balance sheet

		IAS 2002	IAS 2001	IAS 2000	IAS 1999	IAS 1998	1997	1996	1995	1994	1993
Fixed assets	EUR m	981	1,092	1,214	1,066	816	531	495	486	467	478
Tangible assets	EUR m	451	520	474	425	324	272	249	226	231	228
Current assets	EUR m	2,666	3,041	2,726	3,046	2,777	2,768	2,598	2,236	2,103	1,949
Goodwill	EUR m	378	420	469	350	47	–	–	–	–	–
Equity (incl. minority interests)	EUR m	505	632	596	603	749	588	545	489	530	483
Liabilities	EUR m	3,142	3,501	3,344	3,509	2,843	2,719	2,554	2,259	2,052	1,947
Current liabilities	EUR m	2,202	2,401	2,272	2,413	2,137	–	–	–	–	–
Non-current liabilities	EUR m	940	1,100	1,072	1,096	706	–	–	–	–	–
Balance sheet total	EUR m	3,647	4,133	3,940	4,112	3,592	3,307	3,099	2,748	2,582	2,430
Asset cover	%	51	58	49	50	92	111	110	100	113	101
Tangible asset intensity	%	12	13	12	10	9	8	8	8	9	9
Equity ratio	%	14	15	15	15	21	18	18	18	21	20
Working capital [1]	EUR m	–249	–119	–403	–556	–648	–	–	–	–	–
Gross liquidity	EUR m	822	953	913	1,397	1,399	1,561	1,549	1,303	1,361	1,240
Interest bearing debt capital	EUR m	739	974	766	963	457	374	307	338	223	246
Net liquidity	EUR m	83	–21	147	434	942	1,187	1,242	965	1,138	994
Gearing	%	–16	3	–25	–72	–126	–202	–228	–197	–215	–206

[1] New definition since 2000

Profit and loss statement[2]

		IAS 2002	IAS 2001	IAS 2000	IAS 1999	IAS 1998	1997	1996	1995	1994	1993
Sales	EUR m	3,872	3,999	3,985	3,447	3,216	2,792	2,437	1,896	2,027	1,632
Expenses for materials and services received	EUR m			–2,151	–1,790	–1,801	–1,825	–1,482	–1,103	–930	–740
Gross profit	EUR m	671	680								
EBITA	EUR m	129	146	125	140						
EBIT	EUR m	83	83	93	130	83	–	–	–	–	–
Financial result	EUR m	–174	–41	–51	–98	–40	110	93	80	68	83
EBT (EGT [3])	EUR m	–91	42	42	32	43	134	121	92	82	71
Extraordinary result	EUR m	–	–	–6	–	–	–17	0	10	–6	5
Taxes	EUR m	–14	–36	–9	–8	42	–7	–19	–5	–5	–9
Result from discontinuing operations	EUR m	–	–	–	–122	–57	–	–	–	–	–
Minority interests	EUR m	12	26	4	3	–3	–	–	–	–	–
Profit/loss for the period	EUR m	–93	32	30	–95	25	110	102	97	71	67
Sales per employee	TEUR	211	205	180	167	182	155	146	121	140	123
Personnel expenses in % of sales [4]	%	25	27	29	29	27	28	31	34	35	37

[2] Cost of sales method since 2001
[3] Profit from ordinary activities (before 1998)
[4] Sales plus changes in inventory up to 2000

Cash flow statement

		IAS 2002	IAS 2001	IAS 2000	IAS 1999	IAS 1998	1997	1996	1995	1994	1993
Cash earnings	EUR m	20	–10	46	95	99	162	160	125	150	74
Cash flow from operating activities	EUR m	97	–202	–153	–48	–70	95	321	125	77	363
Cash flow from investing activities	EUR m	4	120	–109	–241	–253	–125	–58	–120	–51	–120
Free cash flow	EUR m	101	–82	–262	–289	–323	–30	263	5	26	243

Metallurgy

		IAS 2002	IAS 2001	IAS 2000	IAS 1999	IAS 1998	1997	1996	1995	1994	1993
Order intake	EUR m	1,050	1,004	1,080	982	891	920	1,106	693	646	446
Order backlog	EUR m	954	1,120	1,196	1,153	990	2,425	2,142	1,647	1,417	1,283
Sales	EUR m	1,024	1,114	1,055	858	1,247	631	666	409	445	348
EBITA	EUR m	16	–72	–26	50	–	–	–	–	–	–
EBIT	EUR m	6	–111	–36	50	87	–	–	–	–	–
Investments in tangible and intangible assets	EUR m	13	18	19	13	15	14	23	8	–	–
Investments in shareholdings	EUR m	17	31	17	61	4	1	12	1	–	–
Product and process innovation	EUR m	27	32	40	32	28	35	39	36	29	21
Employees		3,364	4,012	4,136	4,322	3,239	3,141	3,032	2,056	–	–
ROS	%	1.6	–6.4	–2.5	5.9	7.0	9.2	7.0	9.5	6.4	10.0
ROCE[1]	%	–0.5	–10.4	–4.5	3.2	11.8	16.5	12.9	17.2	–	–
WACC	%	8.0	8.5	8.5	8.4	8.8	10.4	10.4	10.4	–	–
Average capital employed[1]	EUR m	591	666	690	680	654	413	335	299	–	–

[1] New definition since 2000

Hydro Power Generation

		IAS 2002	IAS 2001	IAS 2000	IAS 1999	IAS 1998	1997	1996	1995	1994	1993
Order intake	EUR m	1,011	1,059	637	542	–	–	–	–	–	–
Order backlog	EUR m	1,397	1,444	978	827	–	–	–	–	–	–
Sales	EUR m	758	671	738	436	–	–	–	–	–	–
EBITA	EUR m	62	44	38	30	–	–	–	–	–	–
EBIT	EUR m	56	38	33	30	–	–	–	–	–	–
Investments in tangible and intangible assets	EUR m	11	15	12	21	–	–	–	–	–	–
Investments in shareholdings	EUR m	0	6	130	6	–	–	–	–	–	–
Product and process innovation	EUR m	15	15	14	10	–	–	–	–	–	–
Employees		3,098	3,151	2,955	1,651	–	–	–	–	–	–
ROS	%	8.1	6.5	5.1	6.9	–	–	–	–	–	–
ROCE[1]	%	8.6	7.3	5.6	–	–	–	–	–	–	–
WACC	%	8.0	8.5	8.5	–	–	–	–	–	–	–
Average capital employed[1]	EUR m	295	286	266	–	–	–	–	–	–	–

[1] New definition since 2000

Transmission and Distribution

		IAS 2002	IAS 2001	IAS 2000	IAS 1999	IAS 1998	1997	1996	1995	1994	1993
Order intake	EUR m	1,208	1,350	661	724	–	–	–	–	–	–
Order backlog	EUR m	930	1,082	589	663	–	–	–	–	–	–
Sales	EUR m	1,258	1,197	752	729	–	–	–	–	–	–
EBITA	EUR m	60	64	51	44	–	–	–	–	–	–
EBIT	EUR m	50	50	38	37	–	–	–	–	–	–
Investments in tangible and intangible assets	EUR m	31	34	55	59	–	–	–	–	–	–
Investments in shareholdings	EUR m	3	1	1	3	–	–	–	–	–	–
Product and process innovation	EUR m	31	34	24	23	–	–	–	–	–	–
Employees		6,541	6,691	4,367	5,299	–	–	–	–	–	–
ROS	%	4.8	5.3	6.8	6.0	–	–	–	–	–	–
ROCE[1]	%	5.8	6.2	3.2	–	–	–	–	–	–	–
WACC	%	8.0	8.5	8.5	–	–	–	–	–	–	–
Average capital employed[1]	EUR m	655	600	443	–	–	–	–	–	–	–

Water Systems

		IAS 2002	IAS 2001	IAS 2000	IAS 1999	IAS 1998	1997	1996	1995	1994	1993
Order intake	EUR m	225	335	325	249	–	–	–	–	–	–
Order backlog	EUR m	298	369	368	330	–	–	–	–	–	–
Sales	EUR m	275	317	317	253	–	–	–	–	–	–
EBITA	EUR m	–37	10	12	–12	–	–	–	–	–	–
EBIT	EUR m	–55	9	12	–14	–	–	–	–	–	–
Investments in tangible and intangible assets	EUR m	1	1	3	4	–	–	–	–	–	–
Investments in shareholdings	EUR m	0	0	2	22	–	–	–	–	–	–
Product and process innovation	EUR m	4	4	4	3	–	–	–	–	–	–
Employees		788	827	835	776	–	–	–	–	–	–
ROS	%	–13.5	3.0	3.8	–4.9	–	–	–	–	–	–
ROCE[1]	%	–39.2	3.5	3.8	–21.7	–	–	–	–	–	–
WACC	%	8.0	8.5	8.5	8.4	–	–	–	–	–	–
Average capital employed[1]	EUR m	81	80	124	90	–	–	–	–	–	–

Infrastructure[2]

		IAS 2002	IAS 2001	IAS 2000	IAS 1999	IAS 1998	1997	1996	1995	1994	1993
Order intake	EUR m	742	607	1,339	1,239	1,334	929	1,002	826	661	594
Order backlog	EUR m	504	330	691	674	736	781	809	669	504	535
Sales	EUR m	639	568	1,307	1,311	1,269	972	849	810	711	632
EBITA	EUR m	34	27	59	56		–	–	–	–	–
EBIT	EUR m	32	26	57	54	–11	–	–	–	–	–
Investments in tangible and intangible assets	EUR m	10	11	35	36	55	21	18	19	–	–
Investments in shareholdings	EUR m	6	5	4	12	16	45	2	27	–	–
Product and process innovation	EUR m	9	9	15	13	12	11	9	13	18	16
Employees		3,571	3,560	8,871	9,500	10,065	8,597	8,203	8,042	–	–
ROS	%	5.4	4.8	4.5	4.3	–0.7	3.0	4.4	1.1	2.3	1.8
ROCE[1]	%	5.1	9.6	–	10.1	–1.4	5.8	13.0	9.3	–	–
WACC	%	8.0	8.5	–	8.4	8.8	10.4	10.4	10.4	–	–
Average capital employed[1]	EUR m	269	204	–	437	455	354	333	323	–	–

[1] New definition since 2000
[2] VA TECH ELIN EBG in 2001; VA TECH ELIN EBG and ai informatics in 2002

Structural analyses

		IAS 2002	IAS 2001	IAS 2000	IAS 1999	IAS 1998	1997	1996	1995	1994	1993
Order intake by division	EUR m	4,125	4,551	3,894	3,570	3,036	3,204	3,239	2,563	2,340	1,969
Metallurgy	%	25	22	28	27	29	29	34	27	25	22
Hydro Power Generation	%	25	23	16	15	–	–	–	–	–	–
Transmission and Distribution	%	29	30	17	20	–	–	–	–	–	–
Water Systems	%	5	8	8	7	–	–	–	–	–	–
Infrastructure [1]	%	18	13	34	35	44	29	31	32	30	29
Group services and consolidation	%	–2	4	–3	–4	–	–	–	–	–	–
Order intake by region											
Europe	%	63	55	67	62	71	55	61	62	62	71
North America	%	9	15	17	13	9	5	3	4	–	–
South America	%	2	6	2	8	8	1	1	3	–	–
Asia/Pacific	%	18	14	8	12	6	22	11	27	22	9
Near/Middle East, Africa	%	8	10	6	5	6	17	24	4	11	16
Order intake Metallurgy by region	EUR m	1,050	1,004	1,080	982	891	920	1,106	693	646	446
Europe	%	54	38	56	33	40	22	23	24	–	–
North America	%	9	10	22	24	20	14	7	11	–	–
South America	%	2	8	5	27	20	1	1	5	–	–
Asia/Pacific	%	29	37	10	7	11	16	4	53	–	–
Near/Middle East, Africa	%	6	7	7	9	9	47	65	7	–	–
Order intake Hydro Power Generation by region	EUR m	1,011	1,059	637	542	–	–	–	–	–	–
Europe	%	64	58	43	42	–	–	–	–	–	–
North America	%	6	27	37	14	–	–	–	–	–	–
South America	%	1	3	2	2	–	–	–	–	–	–
Asia/Pacific	%	25	4	9	38	–	–	–	–	–	–
Near/Middle East, Africa	%	4	8	9	4	–	–	–	–	–	–
Order intake Transmission and Distribution by region	EUR m	1,208	1,350	661	724	–	–	–	–	–	–
Europe	%	49	37	55	57	–	–	–	–	–	–
North America	%	19	22	25	22	–	–	–	–	–	–
South America	%	5	12	2	0	–	–	–	–	–	–
Asia/Pacific	%	9	10	12	14	–	–	–	–	–	–
Near/Middle East, Africa	%	18	19	6	7	–	–	–	–	–	–
Order intake Water Systems by region	EUR m	225	335	325	249	–	–	–	–	–	–
Europe	%	65	57	61	83	–	–	–	–	–	–
North America	%	0	2	0	0	–	–	–	–	–	–
South America	%	1	0	0	1	–	–	–	–	–	–
Asia/Pacific	%	25	24	17	9	–	–	–	–	–	–
Near/Middle East, Africa	%	9	17	22	7	–	–	–	–	–	–
Order intake Infrastructure [1] by region	EUR m	742	607	1,339	1,239	1,334	929	1,002	826	661	594
Europe	%	99	98	96	95	93	94	93	96	–	–
North America	%	0	0	1	0	0	1	0	0	–	–
South America	%	0	0	0	1	2	1	0	0	–	–
Asia/Pacific	%	0	1	2	2	3	3	5	2	–	–
Near/Middle East, Africa	%	1	1	1	2	2	1	2	2	–	–

[1] VA TECH ELIN EBG in 2001; VA TECH ELIN EBG and ai informatics in 2002

Structural analyses

		IAS 2002	IAS 2001	IAS 2000	IAS 1999	IAS 1998	1997	1996	1995	1994	1993
Order backlog by division	EUR m	3,961	4,314	3,709	3,515	2,885	6,229	5,846	4,822	3,895	3,510
Metallurgy	%	24	26	32	33	34	39	37	34	36	37
Hydro Power Generation	%	35	33	26	24	–	–	–	–	–	–
Transmission and Distribution	%	23	25	16	19	–	–	–	–	–	–
Water Systems	%	8	9	10	9	–	–	–	–	–	–
Infrastructure [1]	%	13	8	19	19	26	13	14	14	13	15
Group services and consolidation	%	–3	–1	–3	–4	–	–	–	–	–	–
Sales by division	EUR m	3,872	3,999	3,985	3,447	3,216	2,792	2,437	1,896	2,027	1,632
Metallurgy	%	26	28	26	25	39	23	27	21	22	21
Hydro Power Generation	%	20	17	19	13	–	–	–	–	–	–
Transmission and Distribution	%	32	30	19	21	–	–	–	–	–	–
Water Systems	%	7	8	8	7	–	–	–	–	–	–
Infrastructure [1]	%	17	14	33	38	39	35	35	43	35	39
Group services and consolidation	%	–2	3	–5	–4	–	–	–	–	–	–
Sales by region											
Europe	%	58	56	65	65	55	69	73	75	67	67
North America	%	13	15	15	9	6	5	7	5	–	–
South America	%	6	8	4	3	5	1	1	1	–	–
Asia/Pacific	%	14	11	9	11	13	17	9	10	15	10
Near/Middle East, Africa	%	9	10	7	12	21	8	10	9	12	19
Employees by division		17,725	18,847	21,341	21,711	17,364	17,924	16,616	15,462	–	–
Metallurgy	%	19	21	19	20	19	18	18	13	–	–
Hydro Power Generation	%	18	17	14	8	–	–	–		–	–
Transmission and Distribution	%	37	36	20	24	–	–	–	–	–	–
Water Systems	%	4	4	4	4	–	–	–	–	–	–
Infrastructure [1]	%	20	19	42	44	58	48	49	52	–	–
Group services and consolidation	%	2	3	1	0	–	–	–	–	–	–

[1] VA TECH ELIN EBG in 2001; VA TECH ELIN EBG and ai informatics in 2002

Technical Glossary

Metallurgy

Sinter plants

In a sinter plant, a mixture of ore fines, coke dust and additives such as limestone and slaked lime is ignited on a conveyor and baked into a conglomerate (sinter). This is then used directly in the blast furnace.

Blast furnaces

The materials used in the blast furnace process consist of iron ore, sinter, pellets, coke and additives. The iron oxides contained in the ore, sinter and pellets are reduced and melted into liquid hot metal. Tapping takes place at approx. 1,500° C in liquid form.

COREX® process

COREX® is a process for the production of liquid hot metal in blast furnace quality, which does not employ coke or sinter, but coal, lump ore and/or pellets.

LD process

LD (Linz/Donawitz) is a steelmaking process, which involves the blowing of oxygen onto the liquid hot metal contained in a converter (metal vessel). As a result of the subsequent physical-chemical reactions, the hot metal is transformed in steel.

Electric steelmaking

In electric arc furnaces (approx. 30% of global steel production) the heat required for steel making is generated with the aid of an electric arc. Three graphite electrodes conduct the electrical current and form the arc for the metallic charge. Temperatures of up to 3,500°C are created. The high temperatures facilitate the melting of every steel grade irrespective of the charge (scrap, sponge iron, hot metal or any related mixture).

Continuous casting

Liquid steel from a converter or EAF is cast in a water-cooled mould. The partially solidified steel is then drawn through the casting arc and sprayed with water until solidification is complete. After cooling, the strand is divided into slabs or billets using flame cutters. Slabs are input material for flat products rolling mills (e.g. sheets for the automotive industry), billets are processed in long products rolling mils into e.g. sections or bars.

Rolling mills

A rolling mill contains all the machinery required for the production of rolled products. A differentiation is made between hot rolling mills, in which plastic forming occurs at temperatures of 700-1,000°C, and cold rolling mills, in which materials are formed in a cold condition and subjected to a change in their mechanical characteristics.

Strip coating plants

Only a few steel grades are resistant to weather and corrosion without additional protection. Therefore, coatings are employed in order to safeguard steel against corrosion and to provide it with a special visual appearance. There are metallic coatings (sprays, platings, hot dip, electrolytic) and non-metallic coatings (organic, anorganic, plastic, paints, varnishes).

Thin strip casting (EUROSTRIP®)

This is a process for the production of strip direct from liquid steel without the intermediate use of a rolling mill. The technology involves the casting of liquid steel between two rotating water cooled rolls and its immediate solidification into strip. The liquid steel is transformed into hot strip (down to 2 mm thickness) in seconds.

Hydro Power Generation

Hydro power plants

Hydro power plants utilise the flow of water in a river for ongoing power generation. They are characterised by the use of large volumes of water at relatively small fall heights (10–50 m). Hydro power plants secure the basic load in electricity networks and are frequently equipped with Kaplan turbines or bulb turbines.

Storage power plants

These are hydro power plants that store the water available and then convert it into energy at times of peak electricity demand. Storage power plants are characterised by relatively small water volumes and larger fall heights (50–1800 m) and as a rule, are fitted with Francis or Pelton turbines.

Pumped storage power plants

These differ from storage power plants due to their mechanical systems. Pumped storage power plants are equipped with storage pumps or reversible pump turbines. During periods of low electricity demand, water is pumped into a reservoir, to form a reserve for the generation of electrical energy at times of peak demand.

Combined cycle power plants

This is the latest type of thermal power station in which extremely high efficiency levels are achieved through a combination of a gas turbine and a downstream steam circuit. The steam can either be used for electricity generation, as industrial process steam, or district heating.

Kaplan turbine

This turbine was designed by the Austrian Victor Kaplan and is primarily employed in hydro power plants on rivers (fall heights 10–50 m, large volumes of water). The Kaplan turbine is characterised by the fact that not only the guide vanes, but also the turbine blades are adjustable and can therefore be matched precisely to the available flow of water.

Francis turbine

This turbine has the widest range of applications and can be used for fall heights of 40–800 m. The Francis turbine is a simply regulated turbine and the runner blades (11–19) cannot be adjusted. The largest Francis turbines have an output of 750 MW.

Pelton turbine

This hydraulic turbine is designed for large fall heights (200–1800 m). The Pelton turbine is characterised by one or several water streams, which hit special buckets (approx. 20). This transforms the kinetic energy contained in the the water streams into the mechanical energy of the runner.

Hydromatrix®

Hydromatrix® consists of a large number of compact generator sets with an output of approximately 500 kW, which are contained in a frame in the shape of a matrix. This design is especially suitable for retrofitting in existing structures such as locks, weirs and irrigation dams. The number of units and hence the form of the matrix are closely related to the structural characteristics of the planned plant.

ECOBulb™

ECOBulb™ is a newly design COMPACT bulb turbine for use in small run-of-river power plants. It is characterised by a new, low-cost synchronised generator with direct drive. The gearings and standard auxiliary systems frequently required for small turbines are no longer needed. The turbine is available in a range from 200 kW to 5 MW.

StrafloMatrix™

This is a further development of HYDROMATRIX® and represents a new and innovative concept with synchronised Straflo generators. Condenser batteries are no longer required and the protection system has been simplified. All the advantages of HYDROMATRIX® have been retained.

Hydro power generators

These are electrical generators, which are suitable for low speeds, and powered by a turbine. They are characterised by large diameters of up to 10 m and short lengths of up to 2 m.

Turbo generators

These are electrical generators, which are suitable for high speeds, and are powered by a gas or steam turbine. They are characterised by small diameters of up to 1.8 m and lengths of 3–4 m. The generators are either air- or hydrogen-cooled.

Renewable energy

Hydro power, biomass, wind and tidal power, geothermal and solar energy, etc. The range of renewable energy sources, i.e. fuels continually provided by nature, would appear to be virtually unlimited. 20% of global electricity generation derives from renewable energy sources (Thereof more than 90% from hydro power and the rest from "new renewables").

Neptun

An integrated, overall system for power plant automation on the basis of an international standard for the control and remote surveillance of hydro power plants.

Transmission and Distribution

Liberalisation

In liberalised energy markets power, generation, power transmission and power distribution are separated (unbundled) thus creating competitive forces amongst the power generators with a resultant drop in prices for electric power. In a liberalised energy market each consumer has the right to select his provider of electric power.

Power transmission network

The power transmission network transports the electric power from the generator to the distribution network. In order to transport electric power efficiently between the generator and the distribution network in general the power transmission network is operated at voltages between 110/220 and 500 kiloVolts (kV) as the transmission losses at these voltage levels are relatively low. These networks are also referred to as high-voltage grids.

Distribution network

A distribution network is required in order to supply the end customer with electric power. The distribution network is generally operated at voltages between 380V and 110kV. Networks below 1000 Volts are classified as low voltage, medium voltage ranges from 1000 Volts and 110 kVolts.

Substation

A substation connects the various parts of a network which are operated at different voltage levels.
The core component of a substation is the transformer, which converts the operating voltage from one voltage level to another.
Circuit breakers, disconnectors and instrument transformers are other key components of a substation.

Transformer

Electric power is produced in a generating plant at a relatively low voltage, which would not allow the efficient transmission of the produced power. A transformer increases this voltage to a level which is directly proportional to the distance over which the electric power is to be transported.
A transformer is based on the principle that the voltage in one winding of the transformer induces a voltage in a second winding of the transformer. The voltage is directly proportional to the number of turns of the winding.
In high-voltage applications, power transformers of up to 1300 MVA and 765kV are used.

Circuit breaker

A circuit breaker is a switching device with which parts of the transmission or distribution network can be separated from the power supply. In the event of a fault the circuit breaker protects the systems against overload conditions or short circuits as the circuit breaker opens automatically and thus separates the affected part from the power supply.

Air-insulated switchgear

The parts of the switchgear under high voltage potential are separated from each other and from earth potential by appropriate distances in the ambient air which prevents a flashover.
Depending on the voltage level at which the switchgear is operated the distances are considerable which is reflected in the physical size of the switchgear.

Indoor switchgear (GIS)

Instead of utilising air as an insulating medium, sulphurhexafluoride gas (SF6) is employed, which drastically reduces the distances between parts at high voltage.
A GIS is a encapsulated type of switchgear in which the overall dimensions are considerably more compact than those of an air-insulated switchgear installation.

Instrument transformers

The high current and voltage levels at which transmission and distribution systems operate are stepped down in instrument transformers for measuring purposes to levels which can be processed by indicating instruments and protection systems.

Phase shifting transformers

Phase shifting transformers allow the operator of a transmission system to better control the flow of active/reactive power thus increasing the transmission efficiency.

Power compensation

In order to increase the capacity of transmission networks and to the reduce voltage fluctuations caused by load changes, power compensation is provided by means of reactors (reactances) and capacitors. The reactors and capacitors are controlled by power electronic devices, which ensure rapid and precise adjustment of the compensation.

Substation automation

Substation automation employs digital control and monitoring technology, which allows, the operators of transmission networks and substations to meet the increased requirements with regard to improved availability of power flows, adaptation of networks and the reduction of operating costs.

Network management systems

Network management systems deal with the operation and control of electrical high-voltage and medium-voltage grids, usually from a central control room. Relevant electrical parameters are displayed for the operator on monitors or video walls. Data from the geographically distributed electrical process are communicated by means of remote terminal stations to the central control room. Network management systems offer safe, economic and reliable operation. Additional benefits can be gained through direct data exchange with existing IT systems.

Water Systems

Water recycling

Water is the basis of both life and industrial production. Three-quarters of the Earth are covered by water, but only about 3% of these reserves consist of drinking water. Therefore, wastewater treatment and recycling, as well drinking water treatment are increasing in global importance.

Operations

Efficient and cost-conscious operational management guarantees economic advantages for our customers. Operational management extends from service contracts and the operation of existing plants, to models for design, installation and operation.

Sewage sludge drying with "direct feed"

Sewage sludge drying in a fluidised bed takes place using an upward directed gas flow in which the granular material is suspended and dried. In direct feed systems, the sewage sludge is fed directly into the dryer and then dried and granulated in the fluidised bed.

Process water

A secure supply of water in the appropriate quality forms the basis of every industrial activity and constitutes almost 90% of the water consumed by humankind. The spectrum ranges from cooling water in power stations to high-purity water for the pharmaceutical industry.

Wastewater cleaning

Biofiltration is employed as an alternative to conventional sewage plant technology due to its low space requirement. Anaerobic technology is also available for the treatment of heavily polluted water, transforming the biological impurities into biogas. Membrane bio-reactors, comprised of a combination of biological and membrane technology, are used where this is required by the discharge tolerances.

Infrastructure

eBEME

stands for the electronic registration of a requirement and allows the consumer to place orders directly with the supplier. Electronic catalogues are developed with suppliers and contracts agreed in advance, which regulate prices, rebates, delivery capability, transport, invoicing, etc.

ePROCUREMENT

involves the electronic sourcing of goods via the internet or EDI links. Automatic orders are passed directly to the suppliers via an approval process, the invoices then being sent straight to the accounts department. Auditing also takes place automatically, making internal procedural tracing unnecessary.

Plant contracting

This is understood as incorporating all forms of contracting during which plants are installed with the purpose of raising energy efficiency levels. Refinancing tales place via the subsequent savings. The contractual period is individually established in accordance with the viability of the project.

Safety Certificate Contractors (SCC)

The SCC system was developed to enhance safety, health and environment standards, in particular, with regard to branches with high levels of safety awareness. It is aimed at providing continuous improvements in safety performance with a special focus on accident reduction.

Life cycle partnership

This involves holistic, forward-looking customer support for sustained value creation. Services are provided through the complete plant life cycle from technology development, engineering, operations and maintenance, to modern automation and services.

Facility management

A holistic approach to property management. The philosophy of a closed and homogeneous cycle is pursued within the framework of technical infrastructure and commercial building management. This approach extends from the provision of consultative services, comprehensive planning and construction activities, to operational and optimisation tasks. The objective is a sustained reduction in property life cycle costs.

Business Glossary

Asset cover
Gives the equity figure plus social capital as a percentage of fixed assets.

Asset intensity
Gives assets as a percentage of the balance sheet total.

Cash earnings
Earnings before taxes
± Losses/profits from the sale of fixed assets
± Depreciation/appreciation of fixed assets
± Increase/decrease in long-term provisions
± Taxes paid
= Cash earnings

Dividend yield
Shows the dividend of the respective year in relation to the year-end share price.

EBIT (Earnings before Interest and Taxes)
Corresponds with the operating result before the deduction of financial result and taxes, including the interest from the balance of advance payments received minus advance and partial payments made which is added to sales.

EBITA (Earnings before Interest, Taxes and Amortisation)
Earnings before interest, taxes and goodwill amortisation.

EBT (Earnings before Taxes)
The pre-tax result (largely corresponds with the item "Profit from ordinary activities" contained in the Austrian accounting regulations (HGB) employed prior to 1998).

Earnings per share
This figure is calculated on the basis of the profit/loss for the period divided by the average number of shares. In accordance with IAS, the result from discontinuing operations can be added to the net result of the calculation of the result per share. Analogously, in the years in which the HGB was employed, an ÖVFA (Austrian Association of Financial Analysts and Investment Advisors) directive was used under which the earnings per share were calculated on the basis of the Group net result, less minority interests and extraordinary results.

Employees
All employees in a contractual relationship with a VA TECH company within the scope of consolidation (excluding apprentices, leasing personnel, but including temporary absentees, e.g. persons on maternity leave, military conscripts, etc.).

Equity ratio
Gives equity (incl. minority interests) as a percentage of the balance sheet total.

Financial result
Mainly comprises the consolidated interest and investment results. From 1998 onwards, the values are only partially comparable, as, in accordance with the IAS, the interest from the balance of advance payments received minus advance and partial payments made is added to sales.

Free cash flow
This shows the cash generation, including the change in working capital and investments in tangible/intangible assets and shareholdings.
Cash earnings
+ Change in working capital
= Cash flow from operating activities
+ Cash flow from investing activities
= Free cash flow

Gearing
Corresponds with the ratio of net liquidity to equity (incl. minority interests).

Goodwill
Under the HGB, goodwill from acquisitions is netted against equity, under the IAS, it is capitalised.

Liquidity
Cash and cash equivalents
+ Other interest bearing receivables
+ Fixed asset securities
= Gross liquidity
– Liabilities to banks
– Liabilities from financing and clearing
– Other liabilities (interest bearing)
= Net liquidity

Minority interests
Share of result due to minority shareholders. Should the value be positive, any losses from a jointly owned company will be credited on a pro rata basis.

Order backlog
The backlog at the beginning of the period under review, plus the new order intake and minus the orders reported as sales. The order backlog reported according to IAS is lower than that under the HGB due to the different accounting method. According to the IAS, orders are accounted for in accordance with the progress of the work (percentage of completion). Under the HGB, orders are first cleared following their conclusion (final completion method). Therefore, orders under completion are reported entirely as order backlog.

Order intake
All orders which were legally concluded during the respective period under review and have also come into effect.
The IAS evaluation is basically similar to the Austrian accounting regulations (HGB).

Price/earnings ratio
The year-end share price in ratio to the earnings per share.

Product and process innovation
Comprises all innovation expenses from basic research and development up to the market launch of new products, processes and plants.

Profit/loss for the period
Corresponds with the net Group result and under the IAS contains minority interests.

Result from discontinuing operations
Income and expenses from operations and partial operations, which due to closure or sale are no longer part of the Group.

ROCE (Return on Capital Employed)
(from 2000 according to new definition – excluding one-time effects)
Measures business profitability in relation to the capital employed during the respective financial year.

$$ROCE = \frac{\text{Net operating profit after taxes}}{\text{Average capital employed}}$$

Net operating profit after taxes (NOPAT)

EBT (earnings before taxes)
\+ Interest expenses for debt capital
\+ Amortisation of goodwill and similar expenses
± Result from disposal of fixed assets
\+ Interest portion of rental / leasing commitments
– Taxes
= Net operating profit after taxes

Average capital employed
(since 2000 new definition)

Tangible assets
\+ Intangible assets
\+ Working Capital
\+ Gross liquidity
\+ Present value of non-activated rental/leasing commitments
\+ Goodwill before adjusted amortisation
\+ One time capital effects
= Capital employed

ROE (Return on Equity)
Measures the profitability of a company in ratio to average equity.
ROE = Net profit (before result from discontinuing operations) x 100/Average equity.

ROS (Return on Sales)
Shows the operative profitability of a company
ROS = EBITA x 100 / Sales

Sales
In accordance with the percentage of completion method, under the IAS order clearing takes place in line with the respective degree of completion. Under the HGB, sales contained the orders cleared during the period under review (final completion method).
From 1998, interest was calculated from the balance of advance payments received minus the advance and partial payments made (calculated rate of interest of 4% in 2002).

WACC (Weighted Average Cost of Capital)
The WACC is a numerical benchmark for the weighted costs of the capital employed in a company.

Working Capital
This shows the balance of assets and liability items outside the investment and financing area, which can be managed by operative measures.

Inventories
\+ Advance payments made
\+ Trade accounts receivable
\+ Other non-interest bearing assets
– Trade accounts payable
– Advance payments received
– Other provisions
– Other non-interest bearing liabilities
= Working Capital

For 2002, the weighted average cost of capital of the VA TECH Group is 8.0%.

WACC calculation



Risk premium for shares[1]
4.5%
x
Business risk premium
9.3%
Beta-factor Group[2]
2.06
Risk free interest rate
5.2%
+
Cost of equity
14.4%
x
Equity/ Total capital[3]
30%
=
Weighted cost of equity
4.3%
+
WACC
8.0%
Cost of debt capital
7.7%
+
Cost of debt capital after taxes
5.4%
x
Debt/ Total capital[3]
70%
=
Weighted cost of debt
3.7%
After tax quota – flat rate
(1–30%)

[1] Risk premium for shares: percentage bonus for higher anticipated share yields as opposed to interest bearing securities.
[2] Beta factor: a benchmark figure for the specific business risk.
[3] Weighted capital costs, which derive from the ratio of equity at market value, as well as of interest bearing debt capital to total capital.

Addresses

VA Technologie AG
Lunzerstrasse 64
A-4031 Linz

Penzingerstrasse 76
A-1140 Vienna

Contact:
Communications and Investor Relations:
Wolfgang Schwaiger
Harald Hagenauer
Gabriele Stimpfl
Tel.: (+43/732) 6986-9222
Fax: (+43/732) 6986-3416
E-mail: contact@vatech.at
www.vatech.at

Human Resources Development:
Tel.: (+43/732) 6980-4801
Fax: (+43/732) 6986-5696
E-mail: personal@vatech.at

Mergers and Acquisitions:
Tel.: (+43/732) 89118-4180
Fax: (+43/732) 89100-4103
E-mail: m&a@vatech.at

VA TECH-Securities Identification Numbers
ISIN: AT 0000 937453
ADR-ISIN: US 91819 P 1049
(ISIN: International Securities Identification Number)

Dates for 2003

Results	
Annual Report 2002	March 26, 2003
Quarter 1, 2003	May 22, 2003
Quarters 1-2, 2003	August 28, 2003
Quarters 1-3, 2003	November 20, 2003
Annual General Meeting	April 29, 2003 Linz Design Center
VA TECH Open	June 2003

VOEST-ALPINE Industrieanlagenbau GmbH & Co
Turmstrasse 44, P.O. Box 4
A-4031 Linz
Tel.: (+43/732) 6592-8501
Fax: (+43/732) 6980-8632
E-mail: contact@vai.at

VA TECH Hydro GmbH & Co
Penzinger Strasse 76
A-1141 Vienna
Tel.: (+43/1) 89100-2053
Fax: (+43/1) 89100-196
E-mail: contact@vatech-hydro.com

VA TECH Transmission and
Distribution GmbH & Co
Penzinger Strasse 76
A-1141 Vienna
Tel.: (+43/1) 89100-2053
Fax: (+43/1) 89100-196
E-mail: contact@vatech-td.com

VA TECH WABAG GmbH
Siemensstrasse 89
A-1210 Vienna
Tel.: (+43/1) 25105-4610
Fax: (+43/1) 25105-130
E-mail: contact@wabag.com

VA TECH ELIN EBG GmbH
Penzinger Strasse 76
A-1140 Vienna
Tel.: (+43/1) 89990-4017
Fax: (+43/1) 89100-2373
E-mail: contact@elinebg.at

VA TECH ELIN EBG GmbH
Kraussstrasse 1-7
A-4021 Linz
Tel.: (+43/732) 6939-2440
Fax: (+43/732) 6939-2318
E-mail: contact@elinebg.at

applied international
informatics AG
Handelskai 388
A-1020 Vienna
Tel.: (+43/1) 72709-240
Fax: (+43/1) 72709-15
E-mail: marketing@aiinformatics.com

VA TECH International GmbH
Lunzerstrasse 64, P.O. Box 9
A-4031 Linz
Tel.: (+43/732) 6986-3153
Fax: (+43/732) 6980-3428
E-mail: contact@vat-i.co.at

VA TECH FINANCE GmbH
Penzinger Strasse 76
A-1140 Vienna
Tel.: (+43/1) 89118-4130
Fax: (+43/1) 8925481
E-mail: contact@finance.vatech.at

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VA Technologie AG

VA Technologie AG
Communications and Investor Relations
A-4031 Linz, Lunzerstrasse 64
Tel.: (+43/732) 6986-9222
Fax: (+43/732) 6980-3416
E-mail: contact@vatech.at

www.vatech.at